As filed with the Securities and Exchange Commission on October 14, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUNTINGTON FUNDING, LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	26-2764361
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001540483

Central Index Key Number of sponsor: 0000049205

The Huntington National Bank

(Exact name of sponsor as specified in its charter)

Huntington Funding, LLC

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, Delaware 19808

(302) 636-5454

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark N. DuHamel

Chief Executive Officer, President and Treasurer,

Huntington Funding, LLC

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Richard A. Cheap, Esq. General Counsel and Secretary, Huntington Bancshares Incorporated Huntington Center 41 South High Street Columbus, Ohio 43287 (614) 480-8300	Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Mark A. Bjertness, Esq. Vice President and Senior Counsel, The Huntington National Bank – Legal Department 801 W. Big Beaver, MI9180 Troy, MI 48084 (614) 480-8300

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	(2)

(1)	Estimated for purposes of calculating the registration fee.
(2)	The registrant is registering an unspecified amount of securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933, as amended. $145,250 of the aggregate registration fee related to the securities being offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $1,250,000,000 unsold Asset Backed Notes registered under Registration Statement No. 333-203636, filed on April 24, 2015, and amended by Amendment No. 1 to Form S-3 filed on May 12, 2015.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus This preliminary prospectus is not an offer to sell these notes nor is it seeking an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to completion, dated [●], 20[●]

PROSPECTUS

$[●]

Huntington Auto Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [●]

Huntington Funding, LLC Depositor Central Index Key Number: 0001540483	The Huntington National Bank Sponsor, Originator and Servicer Central Index Key Number: 0000838966

You should carefully read the “risk factors” beginning on page [●] of this prospectus.

The notes are asset backed securities. The notes will be solely the obligations of the issuing entity only and will not be obligations of or guaranteed by any other person or entity.

The following notes issued by Huntington Auto Trust 201[●]-[●] are being offered by this prospectus:

		Principal Amount			Interest Rate(1)	Final Scheduled Payment Date	Price to(3) Public		Underwriting Discount		Proceeds to the Depositor
Class A-1 Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class A-2[-A] Notes	}	$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class A-2B Notes		$	[●	]	[LIBOR + [●]%](2)	[●]	[●	]%	[●	]%	[●	]%
Class A-3 Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class A-4 Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class B Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class C Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%
Class D Notes		$	[●	]	[●]%	[●]	[●	]%	[●	]%	[●	]%

Total		$	[●	]	[●]%		[●	]%	[●	]%	[●	]%

(1)	[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]
(2)	[If the sum of LIBOR + [●]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Payments of Interest” in this prospectus.]
(3)	Plus accrued interest, if any, from the closing date.

•	The notes are payable solely from the assets of the issuing entity, which consist primarily of receivables which are motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, light-duty trucks and vans [and funds on deposit in the reserve account]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date].

•	The issuing entity will pay interest and principal on the notes on the [●] day of each month, or, if the [●] is not a business day, the next business day, starting on [●], 20[●].

•	[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [●]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

•	Credit enhancement for the notes offered hereby will consist of a reserve account with an initial deposit of approximately $[●], excess interest on the receivables, overcollateralization and, in the case of the Class A notes, Class B notes and Class C notes, subordination of certain payments to the noteholders and less senior classes of notes.

•	The issuing entity will also issue certificates representing an equity interest in the issuing entity, which initially will be issued to the depositor and are not being offered hereby. [The depositor intends to sell [all][a portion] of the certificates on or after the closing date.]

The notes are not deposits; neither the notes nor the receivables are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●] of] [Rule [●] under] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

The date of this prospectus is [●], 20[●]

i

(continued)

ii

(continued)

iii

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, Huntington Auto Trust 20[●]-[●], and the terms and conditions that apply to the notes offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the cover.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•	Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page I-1 of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain at no cost a paper copy of this prospectus from the depositor or from the underwriters.

In this prospectus, the terms “we,” “us” and “our” refer to Huntington Funding, LLC.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited servicer’s reports containing information concerning the issuing entity, the notes and the receivables will be prepared by the indenture trustee based on information provided by The Huntington National Bank, a national banking association (“Huntington”), as servicer, who will make available the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. Huntington, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Huntington Auto Trust 20[●]-[●]” and file number 333-[●].

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement is available for inspection without charge at the public reference facilities maintained at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORIZED TO CARRY ON A REGULATED ACTIVITY UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”), OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED, (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE IN RELATION TO SUCH OFFER. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

*	The certificates, which represent an equity interest in the issuing entity, will initially be issued to the depositor and are not being offered hereby. [The depositor intends to sell [all][a portion] of the certificates on or after the closing date.]

Flow of Funds Prior to an Acceleration of the Notes(1)

(1)	For further detail, see “The Notes—Payments of Principal” and “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” in this prospectus.

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES*

Issuing Entity

Huntington Auto Trust 20[●]-[●], a Delaware statutory trust, will be the “issuing entity” of the notes and the certificates. The principal assets of the issuing entity will be a pool of receivables which are motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, light-duty trucks and vans.

Depositor

Huntington Funding, LLC, a Delaware limited liability company and a wholly owned special purpose subsidiary of The Huntington National Bank, is the “depositor.” The depositor will sell the receivables to the issuing entity. The depositor will be the initial holder of the issuing entity’s certificates, although the depositor intends to sell all of the certificates on or after the closing date.

You may contact the depositor by mail at [41 South High Street, Columbus, Ohio 43287], or by calling [(614) 480-5676].

Sponsor

The Huntington National Bank, a national banking association (“Huntington”), will be the “sponsor” of the transaction described in this prospectus.

Servicer

Huntington, also known as the “servicer,” will service the receivables held by the issuing entity. The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [●]%; (2) one-twelfth; and (3) the net pool balance as of the first day of the related collection period (or, for the first payment date, as of the cut-off date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment earnings (net of investment losses and expenses) from amounts on deposit in the collection account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account.

Originator

Huntington originated the receivables. We sometimes refer to Huntington in such capacity as the “originator.” Huntington will sell all of the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity.

Administrator

Huntington will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[●], will be the “indenture trustee.”

[●], will be the “owner trustee.”

[●], a [●], will be the “issuer Delaware trustee].”

Asset Representations Reviewer

[●], a [●] will be the “asset representations reviewer.”

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class		Principal Amount	Interest Rate(1)	Final Scheduled Payment Date
Class A-1 Notes		$	%
Class A-2 Notes		$	%
Class A-2[-A] Notes	}	$	[●]%	[●]
[Class A-2-B Notes]			[LIBOR] + [●]%
Class A-3 Notes		$	%
Class A-4 Notes		$	%
Class B Notes		$	%
Class C Notes		$	%
Class D Notes		$	%

Total		$

(1)	[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]

[The Class A-2-A notes and the Class A-2-B notes are sometimes referred to as the “Class A-2 notes.” The Class A-2-A notes rank pari passu with the Class A-2-B notes.]

[The allocation of the principal balance between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing and may result in any number of possible allocation scenarios, including a scenario in which the entire principal balance of the Class A-2 notes is allocated to the floating rate Class A-2-B notes and none of the principal balance is allocated to the fixed rate Class A-2-A notes.]

[The interest rate for each class of notes will be a fixed rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2-A] notes are the fixed rate notes and the Class [A-2-B] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”

For a description of how interest will be calculated on the floating rate notes, see “The Notes—Payments of Interest” in this prospectus.]

We refer to the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes as the “Class A notes.” We refer to the Class A notes, the Class B notes, the Class C notes and the Class D notes collectively as the “notes.”

The notes are issuable in a minimum denomination of $[1,000] and integral multiples of $[1,000] in excess thereof.

So long as the Class A notes are outstanding, the Class A notes will be the “controlling class.” After the Class A notes have been paid in full, the Class B notes will be the controlling class, after the Class B notes have been paid in full, the Class C notes will be the controlling class and after the Class C notes have been paid in full, the Class D notes will be the controlling class.

The issuing entity expects to issue the notes on or about [●], 20[●], which we refer to as the “closing date.”

THE CERTIFICATES

On the closing date, the issuing entity will issue subordinated and non-interest bearing “certificates” in a nominal aggregate principal amount of $100,000, which represent the equity interest in the issuing entity and are not offered hereby. The certificates represent an equity interest in the issuing entity. The certificateholders will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. [The certificates will initially be held by the depositor, but the depositor may transfer all or a portion of the certificates to one of its affiliates [or sell all or a portion of the certificates][or sell the portion of the certificates not required to be retained] on or after the closing date.] [The depositor intends to sell all of the certificates on or after the closing date.] Information about the certificates is set forth in this prospectus solely to provide a better understanding of the notes.

INTEREST AND PRINCIPAL

To the extent of funds available therefor, after payment of certain amounts to the servicer and, in certain circumstances, the trustees [and the asset representations reviewer], the issuing entity will pay interest and principal on the notes monthly, on the [●] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [●], 20[●]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

•	The issuing entity will pay interest on the Class [A-1] notes [and the Class A-2-B notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class [A-1] notes will be the product of (i) the outstanding principal balance of the Class [A-1] notes immediately prior to the payment date, (ii) the Class [A-1] note interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

•	The issuing entity will pay interest on the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes and the Class [D] notes on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes and the Class [D] notes will be the product of (i) the outstanding principal balance of the related class of notes immediately prior to the payment date, (ii) the related interest rate and (iii) 30 (or, in the case of the first payment date, the number of days from and including the closing date to but excluding [●], 20[●] (assuming a 30-day calendar month)), divided by 360.

•	Interest payments on all Class A notes will have the same priority. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes. Interest payments on the Class C notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes and the Class B notes. Interest payments on the Class D notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes, the Class B notes and the Class C notes.

A failure to pay the interest due on the notes of the controlling class on any payment date that continues for a period of five business days or more will result in an event of default.

Principal Payments

[The issuing entity will not pay principal on the notes on any payment date related to the revolving period.]

•	The issuing entity will generally pay principal sequentially to the earliest maturing class of notes monthly on each payment date [related to the amortization period] in accordance with the payment priorities described below under “—Priority of Payments.”

•	The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the receivables during the prior collection period or from the reserve account, if necessary. In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement – Acquisition of Subsequent Receivables During Funding Period.”

•	This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

•	On each payment date, prior to the acceleration of the notes following an event of default, which is described below under “—Interest and Principal Payments after an Event of Default,” the indenture trustee will distribute funds available to pay principal of the notes as follows:

(1)	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[-A] noteholders [and Class A-2-B noteholders, ratably,] until the Class A-2[-A] notes [and the Class A-2-B notes are paid in full];

(3)	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full;

(4)	fourth, to the Class A-4 noteholders until the Class A-4 notes are paid in full;

(5)	fifth, to the Class B noteholders, until the Class B notes are paid in full;

(6)	sixth, to the Class C noteholders, until the Class C notes are paid in full; and

(7)	seventh, to the Class D noteholders, until the Class D notes are paid in full.

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal and interest will change from the description in “—Interest Payments” and “—Principal Payments” above. The priority of payments of principal and interest after an event of default under the indenture and acceleration of the notes will depend on the nature of the event of default.

On each payment date after an event of default under the indenture (as a result of a payment default or a bankruptcy event relating to the issuing entity) occurs and the notes are accelerated, after payment of certain amounts to the trustees, the asset representation reviewer and the servicer, interest on the Class A notes will be paid ratably to each class of Class A notes and principal payments of each class of notes will be made first to Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes, the Class A-3 notes and the Class A-4 notes will receive principal payments, ratably, based on the aggregate outstanding principal amount of each remaining class of Class A notes until each such class of notes is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to noteholders of the Class C notes. After interest on and principal of all of the Class C notes are paid in full, interest and principal payments will be made to noteholders of the Class D notes.

On each payment date after an event of default under the indenture occurs and the notes are accelerated as the result of the issuing entity’s breach of a covenant (other than a payment default), representation or warranty, after payment of certain amounts to the trustees, the asset representations reviewer and the servicer, interest on the Class A notes will be paid ratably to each class of Class A notes followed by interest on the Class B notes, then followed by interest on the Class C notes and then followed by interest on the Class D notes. After the payments described in the previous sentence, principal payments of each class of notes will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of Class A notes until those other classes of Class A notes are paid in full. Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full. Next, the Class C noteholders will receive principal payments until the Class C notes are paid in full. Next, the Class D noteholders will receive principal payments until the Class D notes are paid in full. See “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth below under “—Priority of Payments.”

Optional Redemption of the Notes

The servicer will have the right at its option to exercise a “clean-up call” and to purchase (and/or to designate one or more other persons to purchase) the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date if the following conditions are satisfied: (a) the then-outstanding net pool balance of the receivables as of the last day of the related collection period is less than or equal to [10]% or less of [the sum of (i)] the net pool balance as of the [initial] cut-off date [and (ii) the initial aggregate principal balance of all subsequent receivables, if any, as of the applicable subsequent cut-off date] and (b) the sum of the purchase price for the assets of the issuing entity (other than the reserve account) and available funds for such payment date would be sufficient to pay (x) the amounts required to be paid under [clauses first through [ninth] and [eleventh] in accordance with “—Priority of Payments” set forth below and (y) the outstanding note balance (after giving effect to the payments described in the preceding clause (x)). (We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) of the issuing entity on such date.) If the servicer (or its designee) purchases the receivables and other issuing entity property (other than the reserve account) the purchase price will equal the net pool balance as of the date of such purchase. It is expected that at the time this option becomes available to the servicer, only the [Class A-4 notes, the Class B notes, the Class C notes and the Class D notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds (after the application of payments under clauses [first through [ninth] and [eleventh] set forth in “—Priority of Payments” below) would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, the indenture trustee, upon written direction from the servicer, shall transfer all amounts on deposit in the reserve account to the collection account, and on such payment date the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the controlling class when the same becomes due and payable, and such default continues for a period of five business days or more;

•	default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance of which is elsewhere specifically addressed or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes of the controlling class;

•	any representation or warranty of the issuing entity made in the indenture proves to be incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes of the controlling class; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity will be a pool of motor vehicle retail installment sale contracts and/or installment loans secured by new and used automobiles, light-duty trucks and vans. We refer to these contracts and loans as “receivables,” to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts and loans as “obligors.” The receivables were underwritten in accordance with the originator’s underwriting criteria.

The receivables transferred by Huntington on the closing date [and on any funding date][and on each payment date during the revolving period] will be transferred by Huntington to the depositor and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders.

The “issuing entity property” will include the following:

•	the receivables, including collections on the receivables received after [the applicable cut-off date (which, for the receivables sold to the issuing entity on the closing date is] [●], 20[●], which we refer to as the [initial] “[initial cut-off date” [and for the receivables sold to the issuing entity on a funding date is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”)];

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	any other property securing the receivables;

•	all rights of the originator to proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles;

•	any refunds in connection with extended service agreements relating to receivables;

•	amounts on deposit in the collection account, reserve account, the principal distribution account (but not the certificate distribution account) and permitted investments of the collection account;

•	rights of the issuing entity under the administration agreement, the sale agreement, the assignment pursuant to the sale agreement and the servicing agreement and the rights of the depositor under the receivables sale agreement and the assignment executed by the sponsor pursuant to the receivables sale agreement; and
•	the proceeds of any and all of the above.

Receivable Representations and Warranties

The originator will make certain representations and warranties regarding the characteristics of the receivables as of the [applicable] cut-off date. Breach of these representations may, subject to certain conditions, result in the originator being obligated to repurchase the related receivable. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties.”

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of a noteholder) requests that the originator repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the originator, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” in this prospectus, if the aggregate amount of delinquent receivables exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent receivables for compliance with the representations and warranties made by the originator. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” in this prospectus.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the receivables in the pool as of the cut-off date.

[The characteristics of the subsequent receivables sold to the issuing entity on each funding date may vary somewhat from the characteristics of the receivables as of the initial cut-off date.]

As of the close of business on the cut-off date, the receivables in the pool to be transferred to the issuing entity on the closing date had:

•	an aggregate receivables balance of $[●];

•	a weighted average contract rate of [●]%;

•	a weighted average original term to maturity of [●] months;

•	a weighted average remaining term to maturity of [●] months;

•	a weighted average FICO® score at origination of [●];

•	a minimum FICO® score of at origination [●];

•	a maximum FICO® score of at origination [●]; and

•	a weighted average loan-to-value ratio of [●]%.

For more information about the characteristics of the receivables in the pool [on the closing date], see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus.

As described under “The Originator—Underwriting” under Huntington’s origination process and based on Huntington’s automated “decision scorecard”, credit applications are evaluated when received and are categorized as either “Automated-Approval”, “Automated-Decline”, “Recommend Approve”, “Recommend Decline” or “Investigate”. Huntington’s underwriters use their judgment in evaluating “Recommend” and “Investigate” applications, and the underwriters may verify application information and consider additional credit bureau reports or other factors in making the final judgmental underwriting decision. In infrequent cases and only at a dealer’s request, Huntington may also review an “Automated-Decline” for potential approval. [Approximately [●]% of the net pool balance as of the [initial] cut-off date was categorized as “Automated-Approval” (and thus automatically approved), while approximately] [[●]% of the net pool balance as of the [initial] cut-off date was categorized as “Recommend Approve,” “Investigate” or “Recommend Decline” and was evaluated and approved by a Huntington credit underwriter in accordance with Huntington’s written underwriting guidelines.]] Approximately [●]% of the net pool balance as of the [initial] cut-off date was approved by a credit underwriter after the application was categorized as “Automated-Decline” and a credit underwriting exception was noted.]

In addition to the purchase of receivables from the issuing entity in connection with the exercise of servicer’s “clean-up call” option as described above under “Interest and Principal—Optional Redemption of the Notes,” receivables may be purchased from the issuing entity by the originator, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, and by the servicer, in connection with the breach of certain servicing covenants, as described under “The Transfer Agreements, the Servicing Agreement and Administration Agreement—Representations and Warranties” in the prospectus.

[S UBSEQUENT RECEIVABLES]

[On the closing date, $[●] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount.” During the funding period (defined below), the issuing entity will use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to [●]% of the aggregate principal balance of the subsequent receivables as of the applicable subsequent cut-off date. The issuing entity may acquire subsequent receivables on any business day during the funding period (but no more than once a week) each of which we refer to as a “funding date.” Subsequent receivables must meet certain eligibility criteria as described in “The Receivables Pool” in this prospectus. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [●]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

The funding period will begin on the closing date and will end on the earliest to occur of:

•	[●], 20[●];

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the end of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute those funds to noteholders as payment of principal. Such payments will be made either on a sequential or pro rata basis as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.

The “revolving period” consists of the monthly periods from [●] through [●], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Receivables” in this prospectus.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement —The Revolving Period” in this prospectus.

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates related to the revolving period to purchase additional receivables from the depositor.]

PRIORITY OF PAYMENTS

[Revolving Period]

During the revolving period, the issuing entity will distribute available funds in the following order of priority:

•	first, to the servicer, the servicing fee (including servicing fees not previously paid);

•	second, to the Class A noteholders, interest on the Class A notes;

•	[third], to the Class B noteholders, interest on the Class B notes;

•	[fourth], to the Class C noteholders, interest on the Class C notes;

•	[fifth], to the Class D noteholders, interest on the Class D notes;

•	[sixth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate receivables principal balance,

•	[seventh], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the specified reserve account balance;

•	[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

•	[ninth] to the indenture trustee, [ , the issuer Delaware trustee,] the owner trustee [and the asset representations reviewer], fees and reasonable expenses (including indemnification amounts) not previously paid by the servicer;

•	[tenth], any remaining funds will be distributed to the certificate distribution account for distribution to the certificateholders.

Amortization Period]

On each payment date [during the amortization period], except after the acceleration of the notes following an event of default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account) in the following amounts and order of priority:

•	first, to the servicer, the servicing fee and all unpaid servicing fees with respect to any prior collection period;

•	second, to the Class A noteholders, interest on the Class A notes;

•	third, to the principal distribution account for distribution to the noteholders, the first allocation of principal, if any, which will generally be an amount equal to the excess of:

•	the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on such payment date), over

•	the net pool balance as of the last day of the related collection period;

•	fourth, to the Class B noteholders, interest on the Class B notes;

•	fifth, to the principal distribution account for distribution to the noteholders, the second allocation of principal, if any, which generally will be an amount equal to the excess of:

•	the sum of the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on such payment date), over

•	the net pool balance as of the last day of the related collection period;

provided that this amount will be reduced by any amount previously distributed in accordance with the third clause above,

•	sixth, to the Class C noteholders, interest on the Class C notes;

•	seventh, to the principal distribution account for distribution to the noteholders, the third allocation of principal, if any, which generally will be an amount equal to the excess of:

•	the sum of the note balance of the Class A notes, the Class B notes and the Class C notes as of such payment date (before giving effect to any principal payments made on such payment date), over

•	the net pool balance as of the last day of the related collection period;

provided that this amount will be reduced by any amount previously distributed in accordance with the third and fifth clauses above,

•	eighth, to the Class D noteholders, interest on the Class D notes;

•	ninth, to the principal distribution account for distribution to the noteholders, the fourth allocation of principal, if any, which generally will be an amount equal to the excess of:

•	the sum of the note balance of the Class A notes, the Class B notes, the Class C notes and the Class D notes as of such payment date (before giving effect to any principal payments made on such payment date), over

•	the net pool balance as of the last day of the related collection period;

provided that this amount will be reduced by any amount previously distributed in accordance with the third, fifth and seventh clauses above,

•	tenth, to the reserve account, until the amount of funds in the reserve account is equal to the specified reserve account balance;

•	eleventh, to the principal distribution account for distribution to the noteholders, the regular principal distribution amount, if any, which generally will be an amount equal to the excess of:

•	the excess of (A) the sum of the aggregate note balance of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (B) the net pool balance as of the end of the related collection period minus the Target Overcollateralization Amount, over

•	the sum of the amounts previously distributed in accordance with the third, fifth, seventh and ninth clauses above,

•	twelfth, to pay to the owner trustee, [issuer Delaware trustee, ]the indenture trustee and the asset representations reviewer, pro rata based on amounts due, accrued and unpaid fees, expenses and indemnification amounts due and owing under the servicing agreement, the trust agreement, the asset representations review agreement and the indenture, as applicable, which have not been previously paid; and

•	thirteenth, any remaining funds will be distributed to the certificateholders, pro rata based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

The final distribution to any noteholder will be made only upon presentation and surrender of the physical certificate representing that noteholder’s notes at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity. If any notes are not presented and surrendered, any funds held by the indenture trustee for the payment of any amount due with respect to any note after the indenture trustee has taken certain measures to locate the related noteholders and those measures have failed, will be distributed to the holders of the issuing entity’s certificates.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payments of Principal” in this prospectus.

CREDIT ENHANCEMENT

The credit enhancement provides protection for the notes against losses and delays in payment or other shortfalls of cash flow. The credit enhancement for the notes will be the reserve account, [overcollateralization] and, the excess interest on the receivables and, in the case of the Class A notes, the Class B notes and the Class C notes, subordination of certain payments as described below. If the credit enhancement is not sufficient to cover all amounts payable on the notes, the notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Risk Factors—Your share of possible losses may not be proportional” and “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes	Subordination of payments on the Class B notes, the Class C notes and the Class D notes, [over-collateralization,] the reserve account [and excess interest on the receivables].

Class B notes	Subordination of payments on the Class C notes and the Class D notes, [overcollateralization,] the reserve account [and excess interest on the receivables].

Class C notes	Subordination of payments on the Class D notes, [overcollateralization,] the reserve account [and excess interest on the receivables].

Class D notes	[Overcollateralization,] the reserve account [and excess interest on the receivables.]

Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture the priority of payments may change. For a description of the changes in priority, see “Interest and Principal—Interest and Principal Payments After an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

Subordination of Payments on the Class C Notes

As long as the Class A notes and the Class B notes remain outstanding, payments of interest on any payment date on the Class C notes will be subordinated to payments of interest on the Class A notes and the Class B notes and certain other payments on that payment date (including principal payments of the Class A notes and the Class B notes in specified circumstances), and payments of principal of the Class C notes will be subordinated to all payments of principal of and interest on the Class A notes and the Class B notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture the priority of payments may change. For a description of the changes in priority, see “Interest and Principal—Interest and Principal Payments After an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

Subordination of Payments on the Class D Notes

As long as the Class A notes, the Class B notes and the Class C notes remain outstanding, payments of interest on any payment date on the Class D notes will be subordinated to payments of interest on the Class A notes, the Class B notes and the Class C notes and certain other payments on that payment date (including principal payments of the Class A notes, the Class B notes and the Class C notes in specified circumstances), and payments of principal of the Class D notes will be subordinated to all payments of principal of and interest on the Class A notes, the Class B notes and the Class C notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture the priority of payments may change. For a description of the changes in priority, see “Interest and Principal—Interest and Principal Payments After an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

Reserve Account

On the closing date, the depositor will cause to be deposited from the proceeds of the sale of the notes approximately $[●] (approximately [●]% of the initial net pool balance) in cash into the reserve account[, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account].

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance, available funds will be deposited into the reserve account in accordance with “The Priority of Payments” described above until the amount on deposit in the reserve account equals the specified reserve account balance. Except as provided in the following proviso, the “specified reserve account balance” is, on any payment date, the lesser of (a) [an amount equal to [●]% of the [sum of (i) the] net pool balance as of the [initial] cut-off date and (b) the aggregate [principal balance of all subsequent receivables as of the applicable subsequent cut-off] outstanding balance of the notes after giving effect to all payments of principal on that payment date; provided, however, on any payment date after the notes are no longer outstanding following payment in full of principal and interest on the notes, the “specified reserve account balance” will be $0.

On each payment date, the indenture trustee at the direction of the servicer will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses [first through ninth] under “Priority of Payments” above.

On any payment date, if the amount in the reserve account exceeds the specified reserve account balance, the excess will be transferred to the collection account and distributed on that payment date as available Funds. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement— Reserve Account” in this prospectus.

Overcollateralization

Overcollateralization is the amount by which the net pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the receivables. The amount of overcollateralization is expected to increase after the closing date, beginning with overcollateralization of approximately [●]% of the net pool balance as of the [initial] cut-off date and build to a target overcollateralization level on each payment date equal to the greater of (a) [●]% of the pool balance as of the last day of the related collection period and (b) [●]% of the [sum of (i) the] net pool balance as of the [initial cut-off date plus (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date.

[Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee, amounts required to be deposited in the reserve account and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with the “Priority of Payments” described above and will be applied, in part, to pay principal on the notes more rapidly than the amortization of the underlying receivables in order to reach the target over-collateralization amount.]

FDIC RULE AND CREDIT RISK RETENTION

The transaction contemplated by this prospectus is intended to comply with the Federal Deposit Insurance Corporation regulatory safe harbor entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). For more information, see “Risk Factors—FDIC receivership or conservatorship of Huntington could result in delays in payments or losses on your notes” in this prospectus and “The Indenture—FDIC Rule Covenant” and “Material Legal Aspects of the Receivables—FDIC Rule”.

One of the requirements of the FDIC Rule is that the sponsor must retain an economic interest in not less than five percent of the credit risk of the securitized assets. [The sponsor intends to satisfy this requirement by holding a representative sample of receivables similar to the securitized receivables with a principal amount equal to not less than 5.0% of the securitized receivables at the time the securitized receivables are sold to the issuing entity. Those assets will not provide credit enhancement for the notes but their retention will provide the sponsor with similar exposure as the issuing entity to the underwriting standards that were used to originate the receivables pool.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[For securities issued after December 24, 2016:]

[Additionally, pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), the sponsor is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. The sponsor intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of an “eligible vertical interest” in an [aggregate] amount equal to at least 5% of all of the notes and certificates issued by the issuing entity.]

The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”

[The depositor may transfer all or a portion of the eligible vertical interest to another majority-owned affiliate of the sponsor [on or] after the closing date.]

To the extent the depositor’s retained economic interest is intended to satisfy the requirements of Regulation RR, the depositor will not transfer or enter into any hedging transaction with respect to its retained economic interest except as permitted under Regulation RR.

TAX STATUS

Mayer Brown LLP, special federal tax counsel to the depositor, is of the opinion that, for United States federal income tax purposes, (i) the notes (other than notes, if any, beneficially held by the issuing entity or a person that beneficially owns more than 99% of the issuing entity for United States federal income tax purposes) will be treated as indebtedness and (ii) the issuing entity will not be classified as an association (or publicly traded partnership) taxable as a corporation.

Each holder of a note, by acceptance of a note, will agree to treat such note as indebtedness for United States federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material United States Federal Income Tax Consequences” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the notes may be purchased by employee benefit plans and other retirement accounts. An employee benefit plan, any other retirement plan and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT]

[The Class A-1 notes will be structured to be eligible securities for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification, and some of these have recently been amended. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●] of] [Rule [●] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the notes will receive credit ratings from two credit rating agencies hired by the sponsor to rate the notes (the “hired agencies”).

Although the hired agencies are not contractually obligated to monitor the ratings on the notes, we believe that the hired agencies will continue to monitor the transaction while the notes are outstanding. The hired agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired agencies. As of the date of this prospectus, we are not aware of any unsolicited ratings on the notes. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes”.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the registrant requirements contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes	The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the receivables of the obligors in such states. See “—The return on your notes may be reduced due to varying economic circumstances and/or an economic downturn” below. As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables. See “— Your yield to maturity may be reduced by prepayments or slower than expected prepayments” below. As of the [initial] cut-off date, based on the billing addresses of the obligors, approximately [●]%, [●]%, [●]%, [●]% and [●]% of the principal balance of the receivables were located in [●], respectively. No other state accounts for more than [●]% of the principal balance of the receivables as of the [initial] cut-off date. The effect of economic factors, as described below under “—The return on your notes may be reduced due to varying economic circumstances and/or an economic downturn” and the effect of natural disasters, such as hurricanes and floods, on the performance of the receivables is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the notes than if the concentration did not exist.

The return on your notes may be reduced due to varying economic circumstances and/or an economic downturn	A deterioration in economic conditions and certain economic factors, such as unemployment, interest rates, the price of gasoline, high energy prices, the rate of inflation and consumer perceptions of the economy, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The economic conditions could deteriorate in connection with an economic recession or could be due to events such as rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor. As a result, you may experience payment delays and losses on your notes. In addition, a general economic downturn may adversely affect the performance of the receivables. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. High unemployment and a general reduction in the availability of credit may lead to increased delinquencies and defaults by obligors, as well as decreased consumer demand for automobiles and reduced vehicle prices, which could increase the amount of a loss in the event of a default by an obligor. Significant increases in the inventory of used automobiles during periods of economic slowdown or recession may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of these sales. All of these factors could result in losses on your notes. If an economic downturn is experienced for a prolonged period of time, delinquencies and losses on the receivables could increase, which could result in losses on your notes.

An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

You may experience reduced returns and delays on your notes resulting from a vehicle recall.	Obligors on receivables related to financed vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines or if a recall delays the timing of sales, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or losses on your notes.

Your yield to maturity may be reduced by prepayments or slower than expected prepayments

The pre-tax yield to maturity is uncertain and will depend on a number of factors set forth below. You may not be able to invest the amounts paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

•       The rate of return of principal is uncertain. The amount of payments of principal of your notes and the time when you receive those payments depend on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults on the receivables. For example, the servicer may engage in marketing practices or promotions, including refinancing, which may indirectly result in faster than expected payments on the receivables. Additionally, if the sponsor or the servicer is required to repurchase receivables from the issuing entity because of a breach of an applicable representation, warranty or covenant, payment of principal on the notes will be accelerated.

•       You may be unable to reinvest repayments in comparable investments. Asset-backed securities, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the related receivables and produce a slower return of principal if market interest rates rise above the interest rates on the related receivables. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive less money to reinvest when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of principal payments on your notes will prevent you from attaining your desired yield.

•       An optional redemption of the notes or an event of default resulting in acceleration of the notes may shorten the life of your investment, which may reduce your yield to maturity. If the receivables are sold upon exercise of a “clean-up call” by the servicer, the issuing entity will redeem all notes then outstanding and you will receive the remaining principal balance of your notes plus accrued interest through the related payment date. Additionally, your notes may be repaid after an event of default earlier than the expected repayment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments that you would have received had the notes remained outstanding. If you bought your notes at a premium, your yield to maturity may be lower than it would have been if the “clean-up call” had not been exercised or if the notes had not be accelerated.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the originator, the administrator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Although the Dodd-Frank Act itself became effective on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. Some of these implementing regulations still have not been issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•       created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries,” in the event such a subsidiary also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

• created a new framework for the regulation of over-the-counter derivatives activities;

• expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•       created the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks (including Huntington) and certain nonbank entities and their respective affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. See “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on loan pricing with respect to banks such as Huntington. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Some of these implementing rules still have not been issued. As such, in many respects, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the originator, the administrator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” determined to be “covered financial companies” would not apply to Huntington Bancshares Incorporated or its nonbank affiliates, the issuing entity, or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Material Legal Aspects of the Receivables—Dodd Frank Orderly Liquidation Framework” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes	Your notes are secured solely by the assets of the issuing entity. Your notes do not represent an obligation of the sponsor or any of its affiliates. In limited circumstances, each of the sponsor and the servicer may be required to purchase receivables from the issuing entity, as described in “—Repurchase obligations are limited” below. If the sponsor or the servicer, as applicable, fails to purchase receivables, you might experience delays and/or reductions in payments on your notes. The notes and the receivables are not insured or guaranteed, in whole or in part, by the United States or any governmental entity. Payments on the notes will depend solely on the amount and timing of payments and other collections in respect of the receivables and distributions from the reserve account. Funds on deposit in the reserve account will cover shortfalls due to delinquencies and losses on the receivables up to some level. We cannot assure you that these amounts, together with other payments and collections in respect of the receivables, will be sufficient to make full and timely distributions on your notes. If delinquencies and losses create shortfalls which exceed the available credit enhancement for your notes, you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the servicer, the certificateholders or others from time to time.

Repurchase obligations are limited

The sponsor will make limited representations and warranties regarding the characteristics of the receivables to be transferred to the issuing entity. The sponsor will be obligated to repurchase from the issuing entity (as assignee of the depositor) a receivable if there is a breach of the representations or warranties regarding the eligibility of such receivable (and such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable). However, the representations and warranties made by the sponsor are not a guarantee of performance and do not protect the issuing entity from all risks that could impact the performance of the receivables. Further, the representations and warranties are made as of the cut-off date or closing date, as applicable, and are not ongoing representations or warranties with respect to the eligibility of the receivables. While the sponsor is obligated to repurchase any receivable if there is a breach of any of its representations and warranties or covenants regarding the eligibility of such receivable (but only if such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable), there can be no assurance given that each representation and warranty was true when made or that the sponsor will fulfill its obligation to repurchase or will be financially in a position to fund its repurchase obligation.

Additionally, Huntington, as servicer, will be obligated to repurchase from the issuing entity a receivable for a breach of certain servicing covenants (and such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable). However, the covenants of the servicer are not a guarantee of performance of the receivables and there can be no assurance given that the servicer will fulfill its obligation to repurchase or will be financially in a position to fund its purchase obligations.

FDIC receivership or conservatorship of Huntington could result in delays in payments or losses on your notes	Huntington is a national banking association and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If Huntington were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed receiver or conservator of Huntington. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the repudiation and automatic stay powers described under “Material Legal Aspects of the Receivables — Certain Matters Relating to Insolvency” in this prospectus. To limit the FDIC’s potential use of any of these powers, Huntington has structured this transaction to take advantage of a special regulatory safe harbor that the FDIC has created, entitled “Treatment of financial assets transferred in connection with a securitization or participation.” This FDIC regulatory safe harbor, which we refer to as the “FDIC Rule,” contains four separate safe harbors for transactions; in this prospectus, we describe the safe harbor applicable to securitizations that do not qualify for sale accounting treatment. If the depositor were to sell all or nearly all of the certificates, then the sponsor would record the transfer of receivables as a sale under generally accepted accounting principles at the time of such sale. Consequently, we also describe the safe harbor applicable to securitizations that qualify for sale accounting treatment in this prospectus. See “Material Legal Aspects of the Receivables — FDIC Rule” in this prospectus. The FDIC Rule provides a greater degree of protection to noteholders in securitizations that qualify for sale accounting treatment. The FDIC Rule limits the rights of the FDIC, as conservator or receiver, to delay or prevent payments to noteholders in securitization transactions. For a description of the FDIC Rule’s requirements and effects, including the uncertainty regarding its application and interpretation, see “Material Legal Aspects of the Receivables — FDIC Rule” in this prospectus.

If the FDIC were to successfully assert that this transaction does not comply with the FDIC Rule and that the transfer of receivables under the transfer agreement was not a legal true sale, then the depositor would be treated as having made a loan to Huntington, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages,” as discussed under “Material Legal Aspects of the Receivables — Certain Matters Relating to Insolvency” in this prospectus.

If the FDIC were appointed as conservator or receiver for Huntington, the FDIC could:

• require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

• request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Huntington; or

• repudiate without compensation Huntington’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

• argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

If the FDIC, as conservator or receiver for Huntington, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced. See “Material Legal Aspects of the Receivables — Certain Matters Relating to Insolvency” in this prospectus.

Additionally, Huntington’s accounting treatment of the transfer of receivables may also affect whether the issuing entity would be a covered subsidiary of Huntington under the Orderly Liquidation Authority created pursuant to the Dodd-Frank Act and thus potentially subject to an FDIC receivership under that statute in addition to potentially being a debtor in a case under the Bankruptcy Code. See “— Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the originator, the administrator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” above and “Material Legal Aspects of the Receivables — Certain Matters Relating to Insolvency” in this prospectus.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes	Security ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled payment date. There can be no assurance that the notes will perform as expected, and rating agencies do not guarantee their assessments. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any class of notes will be paid prior to the final scheduled payment date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the hired agencies on a website that is accessible by a rating agency that is not a hired agency. The ratings of any notes may be lowered by a rating agency (including the hired agencies) following the initial issuance of the notes as a result of losses on the related receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit enhancement, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the date on which the note is originally issued will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the hired agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the hired agencies, the liquidity or the market value of your note may be adversely affected.

Furthermore, Congress or the Securities and Exchange Commission may determine that any nationally recognized statistical rating organization that assigns ratings to the notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of your notes.

Potential rating agency conflict of interest and regulatory scrutiny	It may be perceived that the hired agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the hired agencies for their rating services. Furthermore, the rating agencies have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

The issuing entity’s interest in the receivables could be superseded because the contracts will not be delivered to the issuing entity

The servicer, in its capacity as custodian, will maintain possession of the original contracts in tangible form for each of the receivables, and the original contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges and delivers the original contracts for the receivables to another party in violation of its contractual obligations, this party could acquire an interest in the receivables which may have priority over the issuing entity’s interest.

As a result of any of the above events, the issuing entity may not have a perfected security interest in certain receivables. The possibility that the issuing entity may not have a perfected security interest in the receivables also may affect the issuing entity’s ability to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your notes.

Furthermore, if the servicer becomes the subject of an insolvency proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payments to you or an acceleration of the repayment of the notes.

The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes

Upon the origination of a receivable, the originator takes a security interest in the financed vehicle by placing a lien on the title to the financed vehicle. In connection with the sale of receivables to the depositor, the originator will assign its security interests in the financed vehicles to the depositor, who will further assign them to the issuing entity. Finally, the issuing entity will pledge its interest in the financed vehicles as collateral for the notes. The lien certificates or certificates of title relating to the financed vehicles will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states.

The servicer or the sponsor may be required to purchase or repurchase, as applicable, any receivable sold to the issuing entity as to which it failed to maintain or obtain, as applicable, a perfected security interest in the financed vehicle securing the receivable. All of these purchases and repurchases are limited to breaches that materially and adversely affect the interests of the issuing entity or the noteholders in the related receivable and are subject to the expiration of a cure period. If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. If the issuing entity elects to attempt to repossess the related financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. Under such circumstances, if the issuing entity elects to attempt to repossess the related financed vehicle, it might not be able to realize any liquidation proceeds on the financed vehicle and, as a result, you may suffer a loss on your notes.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes	If another person acquires an interest in a receivable that is superior to the issuing entity’s interest in the receivable, the proceeds of that receivable may not be available to make payments on the notes. The issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account pledge to and under the control of the indenture trustee. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

In addition, after the transfer of receivables to the issuing entity, the servicer will retain possession of the paper contracts on behalf of the issuing entity. A purchaser of the receivables who gives new value and is able to take possession of the paper contracts in the ordinary course of its business will have priority over the issuing entity’s interest in the receivables if that purchaser acted in good faith without knowledge that the purchase of the receivables violated the rights of a third party. A purchaser could obtain possession of the paper contracts through the fraud, forgery, negligence or error of other parties. See “—The issuing entity’s interest in the receivables could be superseded because the contracts will not be delivered to the issuing entity” above.

None of the servicer, the originator, the sponsor or any other entity will have any obligation to purchase or repurchase, respectively, a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated	If an event of default under the indenture occurs and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity under certain circumstances as described under “The Indenture—Rights Upon Event of Default” below. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal balance of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “—Your yield to maturity may be reduced by prepayments or slower than expected prepayments” above. See also “Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture” below.

The servicer’s commingling of funds with its own funds could result in a loss	The Huntington National Bank, as the servicer, will be able to commingle collections from the receivables and proceeds from the disposition of any repossessed financed vehicles with its own funds for the time, not to exceed two business days after receipt, necessary to clear any payments received. During this period of commingling, the commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit such funds or if the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to noteholders may occur.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes	The servicer is obligated to service the receivables in accordance with its customary servicing practices. The servicer generally has discretion in servicing the receivables including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. Any of these deferrals or extensions may extend the maturity of the receivables and increase the weighted average life of the notes. However, the servicer must purchase the receivable from the issuing entity if any payment deferral of a receivable extends the term of the receivable beyond the last day of the collection period immediately prior to the final scheduled payment date for the [Class D notes.] In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from receivables. Consequently, the manner in which the servicer exercises its serving discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

Failure to comply with consumer protection laws may result in losses on your notes	Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the issuing entity to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the issuing entity, liable to the obligor for any violation by the lender. Under certain circumstances, the liability of the issuing entity to the obligor for violations of applicable federal and state consumer protection laws may be limited by the applicable law. In some cases, this liability could affect an assignee’s ability to enforce its rights related to secured loans such as the receivables. The sponsor may be obligated to repurchase from the issuing entity any receivable that failed to comply with federal and state consumer protection laws at the time it was originated or made. To the extent that the sponsor fails to make such a repurchase, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

The application of the Servicemembers Civil Relief Act may lead to delays in payment or losses on your notes	The Servicemembers Civil Relief Act (“Relief Act”) and similar state legislation may limit the interest payable on a receivable during an obligor’s period of active military duty. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and, in certain circumstances, after the obligor’s period of active military duty. This legislation may thus result in delays and losses in payments on your notes. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

Adverse events with respect to Huntington or its affiliates or third party providers to whom Huntington outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes

Adverse events with respect to Huntington or any of its affiliates or a third party provider to whom Huntington or any of its affiliates outsources its activities could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. In the event of a termination and replacement of the servicer, there may be some disruption of the collection activity with respect to the receivables owned by the issuing entity, leading to increased delinquencies, defaults and losses on the receivables. Any such disruptions may cause you to experience delays in payments or losses on your notes.

Further, the success of your investment depends upon the ability of the servicer (together with any sub-servicers or third party provider) to store, retrieve, process and manage substantial amounts of information. If the servicer (or any sub-servicer or third party provider) experiences any interruptions or losses in its information processing capabilities, its business, financial conditions and results of operations and, ultimately, your notes may suffer.

Additionally, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases resulted in reduction in the market value of the related securities. Consequently, adverse events with respect to Huntington could result in a reduction in the market value of your notes.

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure and upon the occurrence of a servicer replacement event and termination of the servicer

Upon the occurrence of a servicer replacement event, the indenture trustee may or, at the direction of holders of notes evidencing not less than a majority of the outstanding principal amount of the notes of the controlling class, will terminate the servicer. In addition, the holders of notes evidencing not less than a majority of the outstanding principal amount of the notes of the controlling class have the ability to waive any servicer replacement event.

In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict the cost of the transfer of servicing to the successor servicer or the ability of the successor servicer to perform the obligations and duties of the servicer under the sale and servicing agreement. Furthermore, there is no guarantee that a replacement servicer would be able to service the receivables with the same degree of skill as the servicer.

In addition, during the pendency of any servicing transfer or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in delays in payments on the notes. If, during this time, the servicer were to become subject to an insolvency proceeding, there could be delays in payments on the notes and possible reductions in the amount of such payments with respect to any cash collections held or received by the servicer. See “—FDIC receivership or conservatorship of Huntington could result in payments or losses on your notes” above. See also “—The issuing entity’s interest in the receivables could be superseded because the contracts will not be delivered to the issuing entity” above.

Because the servicing fee is structured as a percentage of the net pool balance of the receivables, the fee the servicer receives each month will be reduced as the size of the pool of receivables decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the net pool balance of the receivables has been repaid. Due to the reduction in servicing fee as described above, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

A depositor bankruptcy could delay or limit payments to you

Following a bankruptcy or insolvency of the depositor, a court could conclude that the receivables are owned by the depositor, instead of the issuing entity. This conclusion could be either because the court found that any transfer of the receivables was not a true sale or because the court found that the issuing entity should be treated as the same entity as the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•       the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•       tax or government liens on the depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•       the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the depositor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy” in this prospectus. For a discussion of how an insolvency proceeding of the sponsor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration of or reduction in payment on your notes	If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources [and finance charge amounts allocated to the notes are insufficient] to cover the applicable default amount.

If your notes are in book-entry form, your rights can only be exercised indirectly

Your notes will initially be issued in book-entry form, and you will be required to hold your interest in your notes through DTC in the United States, or Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia. Transfers of interests in the notes within DTC, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. Notes initially issued in book-entry form will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the transaction parties will not recognize you as a holder of the notes.

As a result, you will only be able to exercise the rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./ NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations.

Book-entry system for the notes may decrease liquidity and delay payment	Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in DTC, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, although many investors prefer book-entry notes, some potential investors may prefer physical notes, which may reduce liquidity of the book-entry notes in the secondary market.

Interest and principal on the notes will be paid by the indenture trustee, to Cede, as nominee for DTC, the record holder of the notes while the notes are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of payments from the issuing entity.

You may experience delays in your receipt of payments with respect to your beneficial interest in notes in the event of misapplication of payments by DTC, participants or indirect participants or bankruptcy or insolvency of those entities and your recourse will be limited to your remedies against those entities.

Financial market disruptions and the absence of a secondary market for the notes could limit your ability to resell your notes

The securities will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity.

Additionally, continuing events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government bailout programs for financial institutions, problems related to subprime mortgages and other financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, government regulation, increased capital requirements for financial institutions, the lowering of ratings on certain asset-backed securities and other market disruptions, such as the current uncertainty surrounding the future of the United Kingdom’s relationship with the European Union, have caused or may in the future cause a significant reduction in liquidity in the secondary market for asset-backed securities. Any of these events could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes.

There have been times in the past where there have been very few buyers of asset-backed securities, and there may be these times again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

The notes may not be a suitable investment for you	The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

You may suffer losses due to receivables with low contract rates	The receivables pool includes receivables that have contract rates that are less than the sum of the interest rates on your notes and the servicing fee. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables and to the extent such interest causes there to be excess interest during any collection period, that excess interest may be paid by the issuing entity as principal on your notes and additional overcollateralization may be created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the interest payments available.

Your share of possible losses may not be proportional	Principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a class of notes with a later maturity date may absorb more losses than a class of notes with an earlier maturity date.

Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture

An event of default under the indenture may result in payments on your notes being accelerated. As a result:

•       you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

• payments on your notes may be delayed until more senior classes of notes are repaid; and

• your notes may be repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

See “—Because the Class B notes, the class C Notes and the Class D notes are subordinated to the Class A notes, payments on those classes are more sensitive to losses on the receivables” below.

Because the Class B notes, the Class C notes and the Class D notes are subordinated to the Class A notes, payments on those classes are more sensitive to losses on the receivables	Certain classes of notes are subordinated to other classes of notes, and any classes of notes having a later final scheduled payment date are more likely to suffer the consequences of delinquent payments and defaults on the receivables than the classes of notes having an earlier final scheduled payment date. See “—Your share of possible losses may not be proportional” above.

If the notes are accelerated following an event of default under the indenture (as a result of a payment default or a bankruptcy event relating to the issuing entity), interest on the Class A notes will be paid ratably and principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes, the Class A-3 notes and the Class A-4 notes will receive principal payments ratably until each such class is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to the Class B noteholders. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to the Class C noteholders. After interest on and principal of all of the Class C notes are paid in full, interest and principal payments will be made to the Class D noteholders. If the notes are accelerated following an event of default under the indenture as a result of the issuing entity’s breach of a representation, warranty or covenant (other than a payment default), interest on the Class A notes will be paid ratably followed by interest on the Class B notes, then interest on the Class C notes and then interest on the Class D notes. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, principal will be paid ratably to [each class of] the Class A-2 notes, the Class A-3 notes and the Class A-4 notes until each such class is paid in full. Next, the Class B notes will receive principal payments until the Class B notes are paid in full. Next, the Class C notes will receive principal payments until the Class C notes are paid in full. Next, the Class D notes will receive principal payments until the Class D notes are paid in full. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

[Risks associated with unknown allocation of Class [A-2] notes.]

[The allocation of the principal balance between the Class [A-2-A] notes and the Class [A-2-B] notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, including a scenario in which the entire principal balance of the Class [A-2] notes is allocated to the floating rate [Class A-2-B] notes and none of the principal balance is allocated to the fixed rate Class [A-2-A] notes.

As the allocated principal balance of the floating rate Class [A-2-B] notes is increased (relative to the corresponding Class [A-2-A] fixed rate notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise” below.]

In addition, because the aggregate amount of Class [A-2] notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class [A-2] principal balance between the Class [A-2-A] notes and the Class [A-2-B] notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

[The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes will bear interest at a floating rate based on LIBOR plus an applicable spread. Even though the issuing entity will issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables	Information regarding credit scores for the obligors obtained at the time of acquisition from the originating dealer or origination by Huntington for installment loans of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. However, none of the depositor, the originator, the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or actual performance of any motor vehicle receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “The Receivables Pool” was affected by several variables, including general economic conditions and market interest rates, that are likely to differ in the future. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to Huntington’s managed portfolio of contracts will reflect actual experience with respect to the receivables in the receivables pool. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the receivables will be better or worse than that set forth in this prospectus with respect to Huntington’s managed portfolio.

The rate of depreciation of the financed vehicles could exceed the amortization of the outstanding principal amount of the related receivables, which may result in losses	There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal balance of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. Additionally, some receivables might be subject to force-placed insurance policies, the premiums for which would increase the amount of the monthly payment owed by the related obligor, but the amount of such increase would generally be applied first to the insurance premium and then to the principal balance. As a result, it is highly likely that the principal balance of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. The lack of any significant equity in their vehicles may make it more likely that those obligors will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on the related receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. Additionally, although the frequency of delinquencies and defaults tends to be greater with respect to receivables with a higher loan-to-value ratio and with respect to receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above and the decline in used vehicle prices. Furthermore, specific makes, models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions including, but not limited to, the discontinuation of a brand by a manufacturer or the termination of dealer franchises by a manufacturer.

[Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of the notes	Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from the sponsor, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Pre-Funding Account,” in this prospectus. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.]	[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables. If the issuing entity is unable to reinvest available amounts by the end of the revolving period, then the average life of the notes may be less than anticipated.]

[Uncertainty about the future of the LIBOR industry may have an adverse impact on your Class A-2-B Notes.]	[On September 28, 2012, Britain’s Financial Services Authority recommended that the British Bankers’ Association be removed from its rate-setting responsibility and proposed additional reforms in connection with the determination of LIBOR. In July 2013, a subsidiary of the parent company of the New York Stock Exchange was appointed to take over the administration of LIBOR in 2014. Following the acquisition of the parent company of the New York Stock Exchange, the appointment of the subsidiary, renamed ICE Benchmark Administration Limited, became effective and such entity assumed the administration of LIBOR. No assurance can be provided as to what effect this appointment and change in administration will have on setting the applicable rates of LIBOR or what other changes may occur in the future with respect to the administration of LIBOR. In addition, various individual and class actions have been filed in U.S. federal and state courts in recent years in which plaintiffs make allegations that in various periods, starting in 2000 or later, certain banks either individually or collectively manipulated the U.S. dollar LIBOR index and other benchmark rates, or otherwise committed fraud or violated antitrust and other laws. Certain of these actions are ongoing. No assurance can be provided as to which entity or entities will assume responsibility for setting the applicable rates in the future. In addition, no assurance can be provided that LIBOR accurately represents the offered rate applicable to loans in U.S. dollars for a one-month period between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved. No prediction can be made as to future levels of the one-month LIBOR index or as to the timing of any changes thereto, each of which will directly affect the yield of the Class A-2-B Notes.]

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes:

•	to purchase the receivables from Huntington; and

•	to [deposit the pre-funded amount, if any, into the pre-funding account; and] make (or cause to be made) the initial deposit into the reserve account.

The depositor or its affiliates may use all or a portion of the net proceeds of the offering of the notes to pay their respective debts, [including debt secured by the receivables prior to their transfer to the issuing entity,] and for general purposes. [Any such debt may be owed to the owner trustee, the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines.]

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Huntington Auto Trust 20[●]-[●] is a [statutory trust formed on [●], 20[●], under the laws of the State of Delaware] by the depositor for the purpose of owning the receivables and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. Huntington will be the “administrator” of the issuing entity. The issuing entity will also issue one or more non-interest bearing certificates in a nominal aggregate principal amount of $[100,000] representing the beneficial interest in the issuing entity, which are subordinated to the notes. Only the notes are being offered hereby, but the depositor intends to sell all of the certificates on or after the closing date. On each payment date, the certificateholders will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “The Transfer Agreements, the Servicing Agreement and the Administration agreement— Priority of Payments” in this prospectus.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificates;

•	making payments on the notes and distributions to the certificate distribution account;

•	selling, transferring and exchanging the notes and the certificates;

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transaction documents to which it is a party; and

•	taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities, as may be required in connection with conservation of the assets of the issuing entity and the making of distributions on the notes and payments on the certificates.

The issuing entity’s fiscal year ends on [December 31st].

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Amendment Provisions” in this prospectus.

The issuing entity’s principal offices are in [●], in care of [●], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Receivables	$[●]
Reserve Account	$[●]
[Pre-Funding Account]	$[●]

The following table illustrates the expected liabilities of the issuing entity as of the closing date:

Class A-1 Asset Backed Notes	$[●]
Class A-2[-A] Asset Backed Notes	$[●]
[Class A-2-B Asset Backed Notes]	$[●]
Class A-3 Asset Backed Notes	$[●]
Class A-4 Asset Backed Notes	$[●]
Class B Asset Backed Notes	$[●]
Class C Asset Backed Notes	$[●]
Class D Asset Backed Notes	$[●]

Total	$[●]

The issuing entity will also issue one or more non-interest bearing certificates in a nominal aggregate principal amount of $[100,000] representing the beneficial interest in the issuing entity, which are subordinated to the notes. Only the notes are being offered hereby, but the depositor intends to sell all of the certificates on or after the closing date. On each payment date, the certificateholders will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement— Priority of Payments” in this prospectus.

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be the receivables, which are amounts owed by obligors under motor vehicle retail installment sale contracts and/or installment loans with respect to new or used automobiles, light-duty trucks and vans originated by Huntington. We refer to Huntington as the “originator.”

The issuing entity property will consist of all the right, title, interest, claims and demands of the issuing entity in and to:

•	the receivables acquired by the issuing entity from the depositor on the closing date [and on each funding date] and Collections on the receivables [on or] after the [initial] cut-off date [and related subsequent cut-off date, as applicable];

•	the receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	the security interests in the financed vehicles;

•

any proceeds from (1) claims on any theft and physical damage insurance policy maintained by (or on behalf of) an obligor under a receivable providing coverage against loss or damage to or theft of the related financed vehicle, (2)

claims on any credit life or credit disability insurance maintained by (or on behalf of) an obligor in connection with any receivable or (3) claims on any vendor’s single interest policy provided by an affiliate of Huntington in connection with any receivable;

•	any other property securing the receivables;

•	any refunds in connection with extended service agreements relating to the receivables;

•	the rights of the issuing entity to funds on deposit in the reserve account, the collection account and the principal distribution account (but not the certificate distribution account) established pursuant to the indenture or servicing agreement, and all cash, investment property and other property from time to time credited thereto and all proceeds thereof;

•	rights of the issuing entity under the administration agreement, the sale agreement, the assignment pursuant to the sale agreement and the servicing agreement and the rights of the depositor under the receivables sale agreement and the assignment executed by the sponsor pursuant to the receivables sale agreement; and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture. For a description of the sale and transfer of the issuing entity property as well as the creation, perfection and priority status of the security interest in that property in favor of the issuing entity, see “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Sale and Assignment of Receivables and Related Security Interests.”

Prior to formation, the issuing entity will have no assets or obligations. After formation, the issuing entity will not engage in any activity other than acquiring and holding the related receivables and the issuing entity property, issuing the notes and certificates, distributing payments in respect thereof and any other activities described in this prospectus and in the trust agreement of the issuing entity. The issuing entity will not acquire any receivables or assets other than the issuing entity property.

THE TRUSTEES

The Owner Trustee

[[●] will act as owner trustee under the trust agreement. [●] is a is a [●] existing under the laws of [●] authorized to exercise trust powers. The owner trustee maintains its principal office at [●]. [●] has served a and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. [●] is not affiliated with the depositor, Huntington or any of their affiliates. The depositor, Huntington and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. The servicer will be responsible for paying the owner trustee’s fees and for indemnifying the owner trustee against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transfer agreements, the trust agreement and the administration agreement. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “The Transfer Agreements, Servicing Agreement and the Administration Agreement—Priority of Payments” in this prospectus.

[The owner trustee is an affiliate of one of the underwriters.]

[The Issuer Delaware Trustee]

[The issuer Delaware trustee is [●]. [●] is a [●] and an affiliate of [●], with a principal place of business located in [●]. As of the end of the [●] fiscal quarter of 20[●],[●] acts as Delaware trustee for approximately [●] statutory trusts.]

The issuer Delaware trustee has been appointed solely for the purpose of complying with the requirement of the Delaware Statutory Trust Statute that the trust have at least one trustee, which, in the case of a natural person, is a resident of the

State of Delaware, or which in all other cases, has its principal place of business in the State of Delaware. The duties and responsibilities of the issuer Delaware trustee shall be limited solely to the execution and delivery of all documents and certificates to form and maintain the existence of the trust under the Delaware Statutory Trust Statute and accepting legal process served on the issuing entity in the State of Delaware. Except for the purpose of the foregoing sentence, the issuer Delaware trustee shall have no management responsibilities or owe any fiduciary duties to the issuing entity, the depositor or any beneficial owner.

[●] is not affiliated with Huntington or any of its affiliates. Huntington and its affiliates may maintain normal commercial banking or investment banking relations with the issuer Delaware trustee and its affiliates. The servicer will be responsible for paying the issuer Delaware trustee’s fees and for indemnifying the issuer Delaware trustee against specified losses, liabilities or expenses incurred by the issuer Delaware trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” and “The Indenture Priority of Payments May Change Upon an Event of Default” in this prospectus.]

[The issuer Delaware trustee is an affiliate of one of the underwriters.]

The Indenture Trustee

[[●], a [●], is the “indenture trustee” under the indenture for the benefit of the noteholders.]

[The indenture will be administered from the indenture trustee’s corporate trust office located at [●].]

[[●] has provided corporate trust services since [●]. As of [●], 20[●], [●] was acting as trustee with respect to over [●] issuances of securities with an aggregate outstanding principal balance of over $[●] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.]

[The indenture trustee shall make each monthly statement available to the noteholders via the indenture trustee’s internet website at [●]. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at [●].]

[As of [●], 20[●], [●] was acting as indenture trustee, registrar and paying agent on [●] issuances of automobile receivables-backed securities with an outstanding aggregate principal balance of approximately $[●].].

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. Huntington and its affiliates may maintain normal commercial banking relations with the indenture trustee and its affiliates. The servicer will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” in this prospectus.

[The indenture trustee is an affiliate of one of the underwriters.]

Role of the Owner Trustee[, Issuer Delaware Trustee] and Indenture Trustee

Neither the owner trustee[, issuer Delaware trustee] nor the indenture trustee will make any representations as to the validity or sufficiency of the sale agreement, servicing agreement, trust agreement, administration agreement, indenture, asset representations review agreement, the securities or any receivables or related documents. As of the closing date, neither the owner trustee[, issuer Delaware trustee] nor the indenture trustee will have examined the receivables. If no event of default has occurred under the indenture, the owner trustee[, issuer Delaware trustee] and indenture trustee will be required to perform only those duties specifically required of them under the sale agreement, servicing agreement, trust agreement, administration agreement or indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee[, issuer Delaware trustee] or indenture trustee under the sale agreement, servicing agreement, trust agreement, administration agreement, or indenture, as applicable, and the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the servicer.

The owner trustee[, issuer Delaware trustee] or indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the sale agreement, servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” or to the investors’ rights to communicate with other investors described under “The Indenture— Noteholder Communication; Lists of Noteholders”), unless those noteholders have offered to the owner trustee or indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby.

The owner trustee[, issuer Delaware trustee] and indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions or for enforcement or conflict of interest matters, the owner trustee[, issuer Delaware trustee] and indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee[, issuer Delaware trustee] or indenture trustee by the sale agreement, servicing agreement, trust agreement, administration agreement or indenture, as applicable, will be conferred or imposed upon the owner trustee[, issuer Delaware trustee] or indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the owner trustee[, issuer Delaware trustee] or indenture trustee is incompetent or unqualified to perform specified acts, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the owner trustee[, issuer Delaware trustee] or indenture trustee.

Huntington, the servicer and the depositor may maintain other banking relationships with the owner trustee[, issuer Delaware trustee] and indenture trustee in the ordinary course of business.

The owner trustee[, issuer Delaware trustee] and indenture trustee will be entitled to certain fees and indemnities described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Fees and Expenses” in this prospectus.

[For a further description of the roles and responsibilities of the indenture trustee, see “The Indenture” and “The Transfer Agreements, the Servicing Agreement and the Administration Agreement” in this prospectus.]

THE DEPOSITOR

The “depositor,” Huntington Funding, LLC was formed on June 3, 2008 as a Delaware limited liability company that is a wholly owned special purpose subsidiary of Huntington, with the limited purpose of acquiring from the sponsor motor vehicle retail installment sale contracts and motor vehicle installment loans, owning, selling, and assigning the receivables to issuing entities formed by the depositor and issuing, selling one or more securities and engaging in related transactions. Since its inception, the depositor has been engaged solely in these activities. The principal executive offices of the depositor are located at 41 South High Street, Columbus, Ohio 43287, telephone number 614-480-5676.

The depositor is structured in a manner intended to make it unlikely that the receivership or conservatorship of Huntington under the Federal Deposit Insurance Act will result in consolidation of the assets and liabilities of the depositor with those of Huntington. These steps include the creation of the depositor as a separate, limited-purpose subsidiary pursuant to a limited liability company agreement containing various limitations. Further, the limited liability company agreement of the depositor reduces the likelihood that a voluntary or involuntary proceeding under the United States Bankruptcy Code will occur by restricting the nature of the depositor’s business and restricting the depositor’s ability to commence a voluntary case or proceeding under the United States Bankruptcy Code or similar applicable state laws without the unanimous affirmative vote of all of its directors. At any time that any obligations of the depositor are outstanding, the depositor is required to have at least two directors who qualify under its limited liability company agreement as an “Independent Director.”

The depositor will have no ongoing servicing obligations or responsibilities with respect to any receivable or any financed vehicle. The depositor does not have, is not required to have, and is not expected in the future to have, any significant assets.

None of the depositor, Huntington nor any of their respective affiliates will insure or guarantee the receivables or the notes issued by the issuing entity.

THE SPONSOR

Huntington will be the sponsor that initiates and organizes the issuance by the issuing entity of the notes (in such capacity, the “sponsor”).

Huntington was organized in 1866. Huntington is a wholly-owned subsidiary of Huntington Bancshares Incorporated (“Bancshares”), which is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Huntington and Bancshares operate in a heavily regulated environment and changes in laws and regulations affecting them and their subsidiaries may have an impact on their operations. Huntington is a national banking association chartered under federal law. Huntington is subject to regulation and supervision by the Office of the Comptroller of the Currency (the “OCC”) and the Consumer Financial Protection Bureau (the “CFPB”). Bancshares is a registered financial holding company subject to regulation and supervision by the Board of Governors of the U.S. Federal Reserve System (the “Federal Reserve Board”).

Huntington and other subsidiaries of Bancshares provide full-service commercial, small business, consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, customized insurance programs, and other financial product and services.

[As of [●][●], 20[●], Bancshares had consolidated assets, deposits and shareholder’s equity of approximately $[●] billion, $[●] billion and $[●] billion, respectively, and Huntington had consolidated assets, deposits and shareholder’s equity of approximately $[●] billion, $[●] billion and $[●] billion, respectively.]

Huntington’s and Bancshares’s principal executive offices are located at 41 South High Street, Columbus, Ohio, and the telephone number is (614) 480-5676.

Huntington and its affiliates have been engaged in the securitization of auto loans in both the public and private markets beginning with a public offering of auto loan-backed securities in 1988. None of the asset-backed securities offered in any of these securitizations has experienced any losses or events of default, and none of Huntington or its predecessors and affiliates has taken any action out of the ordinary in any of these transactions to prevent such an occurrence.

[One of the underwriters is an affiliate of the sponsor.]

Credit Risk Retention

[At closing, the sponsor and the servicer do not plan to retain any risk of loss with respect to the receivables other than to the extent that any purchase or repurchase obligations resulting from certain breaches of representations and warranties can be deemed to be a risk of loss. However, the sponsor intends to satisfy the risk retention requirement in connection with the FDIC Rule by holding a representative sample of receivables similar to the securitized receivables with a principal amount equal to not less than 5.0% of the securitized receivables at the time the securitized receivables are sold to the issuing entity, in the manner and subject to the limitations set forth in “Material Legal Aspects of the Receivables—FDIC Rule”. Additionally, if the depositor does not sell all or a portion of the certificate, then the sponsor will indirectly be exposed to a risk of loss with respect to the receivables through its indirect ownership interest in the depositor.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[For securities issued after December 24, 2016:]

[Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), the sponsor is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. The sponsor intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of an “eligible vertical interest” in an [aggregate] amount equal to at least 5% of all of the notes and certificates issued by the issuing entity.

The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The notes of each class retained by the depositor (or another majority-owned affiliate of the sponsor) as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “The Notes—Notes Owned by Transaction Parties.” The certificates are non-interest bearing and on each payment date entitle the certificateholders to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. The certificates will be subordinated to the notes to provide credit enhancement for the notes because [no payments will be made on the certificates until the notes have been paid in full][no payments will be made on the certificates after an event of default until the notes have been paid in full]. The certificates are not offered under this prospectus.

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. This disclosure will be made on [Form 8-K] filed under the CIK number of the depositor.

[The depositor may transfer all or a portion of the eligible vertical interest to another majority-owned affiliate of the sponsor [on or] after the closing date.]

To the extent the depositor’s retained economic interest is intended to satisfy the requirements of Regulation RR, the depositor will not transfer or enter into any hedging transaction with respect to its retained economic interest except as permitted under Regulation RR.]

THE ORIGINATOR

Huntington originated all of the receivables included in the transaction described in this prospectus. Huntington has been originating motor vehicle retail installment sale contracts and/or installment loans for over 60 years.

The motor vehicle retail installment sale contracts and/or installment loans owned by the issuing entity have been originated by Huntington (in that capacity, the “originator”). Huntington is a national banking association with its principal executive offices at 41 South High Street, Columbus, Ohio 43287, and the telephone number is (614) 480-5676. Huntington is subject to regulation and supervision by the OCC and the CFPB.

Huntington’s motor vehicle retail installment sale contracts and/or installment loans relating to new or used automobiles and light-duty trucks are, respectively, purchased from, or originated through, dealers who regularly originate those retail installment sale contracts and/or installment loans relating to new or used automobiles and light-duty trucks directly and through dealer networks throughout the United States.

The following table contains information about motor vehicle retail installment sale contracts and/or installment loans originated by Huntington during each of the periods indicated:

	[[●] Months] Ended				Year Ended [December 31,]
	[●], 20[●]		[●], 20[●]		[●], 20[●]		[●], 20[●]		[●], 20[●]		[●], 20[●]		[●], 20[●]
Number of receivables originated	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]
Aggregate original principal balance	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]
Average original principal balance	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]
Weighted Average original term (in months)	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]
Percentage by principal balance of new vehicle	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]	[●	]

Huntington, founded in 1866, and its subsidiaries and affiliates provide full-service commercial, small business, and consumer banking services; mortgage banking services; automobile financing; equipment leasing; wealth and investment management services; trust services; brokerage services; customized insurance brokerage and service programs; and other financial products and services. The principal market for these services is our eight-state banking franchise: Ohio, Illinois,

Indiana, Kentucky, Michigan, Pennsylvania, West Virginia, and Wisconsin. The primary distribution channels include a banking network of more than 1,100 branches and through an array of alternative distribution channels including internet and mobile banking, telephone banking, and more than 1,900 ATMs. Through automotive dealership relationships within its eight-state banking franchise area and selected other states (identified below), we also provide commercial banking services to the automotive dealers and retail automobile financing for dealer customers.

Huntington provides financial services to and through motor vehicle dealers in its primary operating states of Ohio, Michigan, Indiana, Kentucky, Pennsylvania, Tennessee, Connecticut, Illinois, Iowa, Maine, Massachusetts, Minnesota, New Hampshire, New Jersey, North Dakota, Rhode Island, South Dakota, Texas, Vermont, West Virginia and Wisconsin. The primary financial services in Huntington’s motor vehicle financing program are:

•	Retail financing — dealer assisted loans and retail installment contracts through motor vehicle dealerships to finance the purchase of motor vehicles by dealership customers.

•	Wholesale financing — making loans to motor vehicle dealers to finance the purchase of vehicle inventory, also known as floorplan financing.

•	Other financing — making loans to dealers for working capital, improvements to dealership facilities and acquisitions of real estate.

Huntington’s Motor Vehicle Financing Program

Huntington purchases motor vehicle retail installment sale contracts from, and originates motor vehicle installment loan through, motor vehicle dealers. Such motor vehicle retail installment sale contracts and motor vehicle installment loans are referred to as contracts. Each contract is secured by the financed vehicle that is the subject of the contract. A dealer generally originates contracts for Huntington and/or sells contracts to Huntington pursuant to a dealer agreement between that dealer and Huntington.

Huntington enters into dealer agreements with dealers that are franchised to sell new motor vehicles and also with certain dealers that sell used motor vehicles, in each case based upon a review of the dealer and the dealer’s reputation in the market. In addition to financing contracts from dealers, Huntington also extends loans and lines of credit to certain dealers for, among other things, inventory financing and other commercial purposes. Huntington only extends loans or lines of credit to such dealers based upon a financial review, and such dealers are evaluated through periodic financial reviews and formalized credit review procedures.

Underwriting

Each application related to a contract is obtained from an applicant by a dealer, forwarded by the dealer to Huntington, and underwritten by Huntington in accordance with Huntington’s established underwriting policies described below. These underwriting policies are intended to assess the applicant’s ability and willingness to repay the amounts due on the contract and to establish the adequacy of the financed vehicle as collateral.

The application form provides various items of general demographic information, financial information and employment history. In addition, specific information with respect to the motor vehicle to be financed is required to be provided to Huntington as part of the application process. Huntington is committed to underwriting consistency and improved performance through the use of technology and improved management oversight within the underwriting group. Huntington utilizes an automated “decision scorecard” for each application submitted. The results of the scorecard fall into five categories: “Automated-Approval”, “Automated-Decline”, “Recommend Approve”, “Recommend Decline” or “Investigate”. The decision scorecard is based on the content of the applicable credit bureau report, applicant stated information and vehicle characteristics. The decision scorecard takes into account many characteristics of the applicant and the proposed financing, including term, loan-to-value and payment to income. Huntington’s underwriters use their judgment in evaluating “Recommend” and “Investigate” applications, and the underwriters may verify application information and consider additional credit bureau reports or other factors in making the final judgmental underwriting decision. In infrequent cases and only at a dealer’s request, Huntington may also review an “Automated-Decline” for potential approval. With respect to those applications that are approved, the amount and terms of the financing to be offered are determined based on the overall score. Applicants with higher FICO® scores are given an advance rate of up to [115]%

of asset value (plus dealer additions). The amount that Huntington will advance against a motor vehicle is capped at [135]% of the asset value plus dealer additions. Underwriting guidelines also limit the term based on the age of the motor vehicle. Acceptable terms generally range from [24 to 84] months in length. Huntington also uses tiered pricing based on loan-to-value ratios, term, model year, scorecard as well as FICO scores, creating appropriate loan-to-value ratios for the targeted customer segment.

Huntington’s underwriting policies are intended to provide a consistent basis for lending decisions, but do not completely supersede all judgmental aspects of the credit underwriting process. Accordingly, certain contracts may not comply with all of these policies. Exceptions to Huntington’s underwriting policies are made at the discretion of the credit underwriters with appropriate approval authority. Higher levels of authority are required for certain exceptions to established policies. Where a credit underwriter decides to approve an application that is “Automated-Decline” or “Recommend Decline”, a credit underwriting exception is noted. Huntington’s percentage of exceptions varies but generally is less than [2]% of approvals.

Dealer Agreements

Each dealer that originates contracts for Huntington has made representations and warranties with respect to the contracts and the security interests in the related motor vehicles, either in a separate dealer agreement or as part of an assignment of a contract from the dealer to Huntington. These representations and warranties do not relate to the creditworthiness of the obligors or the collectability of the contracts. Upon breach of any representation or warranty made by a dealer with respect to a contract, Huntington has a right of recourse against such dealer to require it to purchase such contract. Generally, the dealer agreements and assignments do not provide for recourse against the dealer in the event of a default by the obligor. Huntington will not assign its rights under any dealer agreement to the depositor or the issuing entity.

Physical Damage and Liability Coverage

Each contract requires the obligor to keep the financed vehicle fully insured against loss or damage in an amount sufficient to pay the lesser of either the full insurable interest in the motor vehicle or the entire unpaid balance of the principal amount and any unpaid interest and other charges. The dealer agreements include a requirement that the dealers verify that such required insurance coverage is in effect at the time the related contract is originated and financed by Huntington. Motor vehicle dealers may offer credit insurance or gap coverage from providers unaffiliated with Huntington, and the cost of such coverage may be included in the contract.

In addition, a vendor’s single interest policy provided by an affiliate of Huntington may cover a portion of the financed vehicles securing the receivables transferred to an issuing entity. A vendor’s single interest policy protects against the risk that a financed vehicle is not covered by physical damage insurance. In other cases and subject to applicable law, Huntington may force place insurance on financed vehicles if the obligor fails to keep the financed vehicle fully insured against loss or damage.

Nevertheless, there can be no assurance that any financed vehicle will continue to be covered by physical damage insurance or similar coverage during the entire term during which the related contract is outstanding and the servicer will have no obligation under any servicing agreement to monitor or force-place insurance.

Extension Policy

Huntington has a program referred to as Pass-A-Payment (“PAP”) under which extensions may be granted to certain obligors who are making timely payments. Under PAP, the coupon book sent to obligors contains PAP request coupons that may be submitted from time to time that allows the obligor to defer making that month’s payment until the end of the term of the loan. PAP does not provide for forgiveness of a loan that has been extended. Participation in the program is subject to the following eligibility rules:

•	the first PAP request coupon may only be submitted by an obligor after he or she has made twelve consecutive, timely and full loan payments;

•	additional PAP request coupons become available after each additional twelve consecutive, timely and full loan payments;

•	to be valid, a PAP request coupon must be received by Huntington on or before the due date of the scheduled payment to be passed and the obligor cannot be 30 days or more past due under the related contract; and

•	all PAP request coupons are subject to Huntington’s acceptance and approval and no PAP request coupon will be accepted if it is not submitted in compliance with the above rules.

From time to time as deemed necessary by Huntington’s collection staff, one-month payment extensions are granted to address short-term delinquency issues. Huntington’s policy is to limit these types of extensions to specifically identified causes of delinquency that can be appropriately managed by such an extension, and not to grant such delinquency extensions more than four times over the life of any contract. In limited circumstances, with respect to contracts with a term of greater than 72 months, Huntington may grant such delinquency extensions more than four times over the life of the contract.

Prepayment Fees

Certain of the contracts provide for prepayment fees of the greater of $[125] or [1.25]% of the outstanding principal balance in the event of a prepayment in full of the loan prior to a specific date. There are no prepayment fees imposed in the event of partial prepayments.

Safekeeping and Preservation of the Receivables Contracts

Huntington maintains all original contracts in a central location in Columbus, Ohio. The location is secured with appropriate protection for the files. In addition, all collateral files are imaged on Huntington’s Imaging System for back-up purposes and in the event of a missing document.

THE SERVICER

The servicer for the issuing entity will be Huntington. We refer to Huntington in this capacity as the “servicer”. Huntington is a national banking association organized under the laws of the United States of America, with principal executive offices at Huntington Center, 41 South High Street, Columbus, Ohio 43287, and the telephone number is (614) 480-5676. Huntington’s business is subject to examination and regulation by federal banking authorities. Its primary federal bank regulatory authorities are the Office of the Comptroller of the Currency and the Consumer Financial Protection Bureau. Huntington has been servicing its originated motor vehicle retail installment sale contracts and installment loans for over 60 years. Servicing

Huntington, as servicer, will be responsible for managing, administering, servicing and making collections on the receivables in accordance with its customary servicing practices for automobile loans under a servicing agreement between the issuing entity, the indenture trustee and Huntington.

Collection activities utilizing the automated dialer for collection calls may begin as early as 5 days past due based upon the risk characteristics of each account. Each account is assessed on a daily basis to determine appropriate contact strategy.

Collection generated late notices are issued to the customer at the end of the grace period. Repossession review and assignment is initiated when all other collection efforts have been exhausted, generally in the [60-70] days past due range.

The current policy of Huntington is to charge-off the contract prior to the end of the month in which the contract becomes [120] days past due, or if the financed vehicle securing the delinquent contract is repossessed, to charge-off the contract [60] days after repossession or [180] days delinquent, whichever occurs first.

Repossessions are carried out pursuant to applicable state law. Huntington follows specific procedures with respect to repossessions and uses unaffiliated independent contractors to perform repossessions. Once a financed vehicle is repossessed, a notice of repossession is sent to the obligor, detailing the requirements that must be met in order for the obligor to redeem the financed vehicle. Financed vehicles that remain unredeemed beyond a specified period are remarketed through auction sales.

Huntington has a distinct group within the collections function to manage all bankruptcy filings. A bankruptcy filing in and of itself does not trigger repossession activity.

It is Huntington’s policy to pursue any deficiencies remaining after full charge-off of the contract or after repossession and sale of the related motor vehicle when and to the extent practical and legally permitted. Collection personnel continue to contact the obligors to establish repayment schedules or to repossess the related financed vehicle until a final resolution is achieved, except as such contacts are limited by bankruptcy or other applicable law.

Huntington is required to deposit an amount equal to all collections into the collection account within the time, not to exceed two business days, necessary to clear any payment received.

Neither the servicer nor any of its directors, officers, employees or agents will be liable to the issuing entity, the depositor, the indenture trustee, the owner trustee, or the noteholders for any action taken or for refraining from the taking of any action pursuant to the servicing agreement; provided, however, that the servicer will be liable by reason of willful misfeasance, bad faith or negligence in the performance of its duties.

The servicer, among other things, will manage, administer and collect payments on the receivables in accordance with its customary servicing practices, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The servicer is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the servicer will remain liable for the performance of any duties that it delegates to another entity. Any compensation for performing sub-servicing of these receivables will be solely an obligation of the servicer. The servicer will be responsible for determining the allocations of collections and other funds for the issuing entity to payments on the notes and other liabilities of the issuing entity and directing the trustees for the issuing entity to make such payments. The servicer will also be responsible for providing monthly reports and filing periodic reports with the Securities and Exchange Commission.

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the issuing entity and the asset representations reviewer (the “asset representations review agreement”). [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables, (b) upon determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law or (c) if the asset representations reviewer does not receive payment in full of any amounts required to be paid to the asset representations reviewer for a period of 90 days after written notice of such failure is delivered by the asset representations reviewer to the issuing entity, the sponsor and the indenture trustee. Without limiting the foregoing, the asset representations reviewer must promptly resign if it is merged into or becomes an affiliate of the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee, or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. Further, the indenture trustee may, or, at the direction of the noteholders evidencing a majority of the aggregate outstanding amount of the notes shall, terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

[Insert description of asset representations reviewer events of default.]

Following the resignation or removal of the asset representations reviewer, (i) if the Delinquency Percentage has exceeded the Delinquency Trigger as of the most recent payment date, the indenture trustee (at the direction of the noteholders, provided, that if the indenture trustee has received conflicting or inconsistent requests from two or more groups of noteholders, each representing less than the majority of the note balance, the indenture trustee shall follow the direction of the noteholders representing the greater percentage of the note balance) and (ii) if the Delinquency Percentage has not exceeded the Delinquency

Trigger as of the most recent payment date, the sponsor, will appoint a successor asset representations reviewer. If the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, then the depositor will specify on the Form 10-D filed after the collection period in which the event occurred the date of the event and the circumstances surrounding the resignation, removal, substitution or appointment, as applicable. The asset representations reviewer shall pay the expenses (including the fees and expenses of counsel) of transitioning the asset representations reviewer under the asset representations review agreement and preparing the successor asset representations reviewer to take on such obligations.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Delinquency Trigger” below) for compliance with the representations and warranties made by the sponsor on the receivables if the conditions described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Fees and Expenses for Asset Review” below and will be indemnified as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Indemnification and Limitations of Liability of Asset Representations Reviewer” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” below.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Huntington, as originator, custodian, sponsor, servicer and administrator, is a wholly owned subsidiary of Bancshares. The depositor is a wholly owned special purpose subsidiary of Huntington. Prior to any sale of the certificates by the depositor, the issuing entity will be an affiliate of the depositor. [[●], as one of the underwriters, is an affiliate of [●].] The owner trustee and the indenture trustee are entities that the sponsor and its affiliates have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee and the indenture trustee act in similar capacities for other asset-backed transactions of the sponsor for similar or other asset types. [Describe any material affiliates.]

THE RECEIVABLES POOL

The issuing entity will own a pool of receivables consisting of motor vehicle retail installment sale contracts and/or installment loans secured by new and used automobiles, light-duty trucks and vans. The pool will consist of the receivables that the sponsor will sell to the depositor on the closing date, and that the depositor will simultaneously transfer to the issuing entity on the closing date. The receivables will include payments on the receivables that are made after the cut-off date.

The characteristics set forth in this section are based on the pool of receivables as of the cut-off date.

Exceptions to Underwriting Criteria

As described under “The Originator” above, under Huntington’s origination process and based on Huntington’s automated “decision scorecard”, credit applications are evaluated when received and are categorized as either “Automated-Approval”, “Automated-Decline”, “Recommend Approve”, “Recommend Decline” or “Investigate”. Huntington’s underwriters use their judgment in evaluating “Recommend” and “Investigate” applications, and the underwriters may verify application information and consider additional credit bureau reports or other factors in making the final judgmental underwriting decision. In infrequent cases and only at a dealer’s request, Huntington may also review an “Automated-Decline” for potential approval. Approximately [●]% of the net pool balance as of the [initial] cut-off date was categorized as “Automated-Approval” (and thus automatically approved), while approximately [●]% of the net pool balance as of the [initial] cut-off date was categorized as “Recommend Approve,” “Investigate” or “Recommend Decline” and was evaluated and approved by a Huntington credit underwriter in accordance with Huntington’s written underwriting guidelines. Approximately [●]% of the net pool balance as of the [initial] cut-off date was approved by a credit underwriter after the application was categorized as “Automated-Decline” and a credit underwriting exception was noted.

The sponsor elected to include the receivables originated by Huntington as exceptions approved by the decision of a credit underwriter with appropriate authority despite having been originated as an exception to the applicable credit policies because the sponsor intended to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by the sponsor to be adverse to the issuing entity.

Criteria Applicable to Selection of Receivables

[The characteristics set forth in this section are based on the pool of receivables to be sold to the issuing entity on the closing date as of the [initial] cut-off date. [The characteristics of the subsequent receivables to be sold to the issuing entity on each funding date as of the applicable subsequent cut-off date may vary somewhat from the characteristics of the receivables in the pool as of the initial cut-off date illustrated in the tables below. Any such variance is not expected to be material.]

The receivables sold to the issuing entity on the closing date [and during the [revolving][pre-funding] period] will be selected for inclusion in the pool by several criteria. These criteria include, among other things, the requirement that each receivable:

•	had a FICO®* score at origination not less than [●];

•	had a remaining term to maturity, as of the [applicable] cut-off date, of not more than [●] months;

•	had an original maturity of not more than [●] months;

•	is a fully-amortizing, fixed rate simple interest receivable that provides for level scheduled monthly payments (except for the last payment, which may be minimally different from the level payments) over its remaining term and, as of the [applicable] cut-off date, had a contract rate that ranges from [●]% to [●]%;

•	is secured by a financed vehicle that, as of the [applicable] cut-off date, had not been repossessed;

•	had not been noted in the records of the servicer as being the subject of any pending bankruptcy or insolvency proceedings;

•	had no payment more than 30 days past due, as of the [applicable] cut-off date; and

•	had a remaining principal balance, as of the [applicable] cut-off date, of at least $[●] and not greater than $[●].

The receivables will be selected from the portfolio of retail installment sales contracts and/or installment loans for new and used vehicles acquired by the sponsor from dealers or originated at dealers and serviced by the servicer, in each case meeting the criteria described above. No selection procedures known or intended to be adverse to the issuing entity will be utilized in selecting the receivables. As of the [applicable] cut-off date, no receivable in the pool has [or will have] a scheduled maturity later than [●] and none of the receivables in the pool were evidenced by electronic contracts.

[Additional receivables sold to the issuing entity during the [revolving][pre-funding] period must meet substantially similar criteria to the criteria for the initial receivables. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics as the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change as additional receivables are purchased by the issuing entity on each payment date during the [revolving][pre-funding] period.]

The tables below set forth the composition, geographic distribution by state of the obligor, distribution by outstanding principal balance, distribution by contract rate, distribution by remaining term and distribution by FICO® score, in each case, of the receivables as of the [initial] cut-off date.

*	FICO® is a federally registered trademark of Fair, Isaac & Company.

[Asset Level Information]

[For securities issued after November 23, 2016:] The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity on [●], which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was origination. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.]

Composition of the Receivables Pool as of the Cut-off Date

Aggregate Outstanding Principal Balance	$	[●	]
Number of Contracts		[●	]
Average Principal Balance Outstanding	$	[●	]
Average Original Principal Balance	$	[●	]
Original Principal Balance (range)	$	[●] to [●	]
Weighted Average Contract Rate(1)		[●	]%
Contract Rate (range)		[●]% to [●	]%
Weighted Average Original Term(1)		[●] months
Original Term (range)		[●] months to [●] months
Weighted Average Remaining Term(1)		[●] months
Remaining Term (range)		[●] months to [●] months
Weighted Average Seasoning(1)		[●] months
Weighted Average FICO® Score(1)(2)		[●	]
Weighted Average LTV(1)(3)		[●	]%
Percentage of Aggregate Principal Balance of Receivables for New Vehicles		[●	]%
Percentage of Aggregate Principal Balance of Receivables for Used Vehicles		[●	]%

(1)	Weighted by principal balance as of the cut-off date.
(2)	FICO® scores are calculated as of the origination of the related receivables and excludes obligors for which no FICO® score was available as of origination of the related receivable. FICO® is a federally registered trademark of Fair, Isaac & Company. A FICO® score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by each originator in its credit scoring system to assess the credit risk associated with each applicant, see “The Originator” in this prospectus. FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables.
(3)	The loan-to-value ratio (or “LTV”) for a receivable secured by a new vehicle is equal to the original amount financed divided by the invoice price for that vehicle. The LTV for a receivable secured by a used vehicle is equal to the original amount financed divided by the retail price for that vehicle as set forth in the applicable N.A.D.A. Official Used Car Guide. There can be no assurance that the retail price for a used vehicle set forth in the applicable N.A.D.A. Official Used Car Guide reflects the amount that could be realized upon a sale of the related vehicle, and such retail price represents N.A.D.A.’s opinion of the retail price for such used vehicle. Amounts relating to LTV are calculated excluding LTVs for which no invoice price or retail price for that vehicle was available.

Geographic Distribution of the Receivables as of the Cut-off Date

State(1)	Number of Receivables		Percentage of Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Aggregate Outstanding Principal Balance(2)		Weighted Average FICO(3)		Weighted Average LTV(3)
Alabama	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Alaska	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Arizona	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Arkansas	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
California	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Colorado	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Connecticut	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Delaware	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
District of Columbia	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Florida	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Georgia	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Hawaii	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Idaho	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Illinois	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Indiana	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Iowa	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Kansas	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Kentucky	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Louisiana	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Maine	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Maryland	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Massachusetts	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Michigan	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Minnesota	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Mississippi	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Missouri	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Montana	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Nebraska	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Nevada	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
New Hampshire	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
New Jersey	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
New Mexico	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
New York	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
North Carolina	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
North Dakota	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Ohio	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Oklahoma	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Oregon	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Pennsylvania	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Rhode Island	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
South Carolina	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
South Dakota	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Tennessee	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Texas	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Utah	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Vermont	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Virginia	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Washington	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
West Virginia	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Wisconsin	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
Wyoming	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]

TOTALS:	[●	]	100.00%		$	[●	]	100.00%		[●	]	[●	]

(1)	Based on the billing addresses of the obligors as of the cut-off date.
(2)	May not add to 100.00% due to rounding.
(3)	Weighted by principal balance as of the cut-off date.
(4)	Greater than 0.00% but less than 0.01%.

Distribution by Outstanding Principal Balance of the Receivables as of the Cut-off Date

Range of Principal Balance ($)	Number of Receivables		Percentage of Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Aggregate Outstanding Principal Balance(1)		Weighted Average FICO(2)		Weighted Average LTV (2)
[0.01 - 2,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[2,500.01 - 5,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[5,000.01 - 7,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[7,500.01 - 10,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[10,000.01 - 12,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[12,500.01 - 15,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[15,000.01 - 17,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[17,500.01 - 20,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[20,000.01 - 22,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[22,500.01 - 25,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[25,000.01 - 27,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[27,500.01 - 30,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[30,000.01 - 32,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[32,500.01 - 35,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[35,000.01 - 37,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[37,500.01 - 40,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[40,000.01 - 42,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[42,500.01 - 45,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[45,000.01 - 47,500.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[47,500.01 - 50,000.00]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[50,000.01] and greater	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]

TOTALS:	[●	]	100.00%		$	[●	]	100.00%		[●	]	[●	]

(1)	May not add to 100.00% due to rounding.
(2)	Weighted by principal balance as of the cut-off date.

Distribution by Contract Rate of the Receivables as of the Cut-off Date

Range of Contract Rates (%)	Number of Receivables		Percentage of Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Aggregate Outstanding Principal Balance(1)		Weighted Average FICO(2)		Weighted Average LTV (2)
[1.001 - 2.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[2.001 - 3.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[3.001 - 4.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[4.001 - 5.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[5.001 - 6.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[6.001 - 7.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[7.001 - 8.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[8.001 - 9.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[9.001 - 10.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[10.001 - 11.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[11.001 - 12.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[12.001 - 13.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[13.001 - 14.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[14.001 - 15.000]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]

TOTALS:	[●	]	100.00%		$	[●	]	100.00%		[●	]	[●	]

(1)	May not add to 100.00% due to rounding.
(2)	Weighted by principal balance as of the cut-off date.

Distribution by Remaining Term to Maturity of the Receivables as of the Cut-off Date

Remaining Term to Maturity (in months)(1)	Number of Receivables		Percentage of Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Aggregate Outstanding Principal Balance(2)		Weighted Average FICO(3)		Weighted Average LTV(3)
[13 – 18]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[19 – 24]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[25 – 30]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[31 – 36]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[37 – 42]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[43 – 48]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[49 – 54]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[55 – 60]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[61 – 66]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[67 – 72]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[73 – 75]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]

TOTALS:	[●	]	100.00%		$	[●	]	100.00%		[●	]	[●	]

(1)	Assumes that all monthly payments of simple interest loans are made on their respective due dates.
(2)	May not add to 100.00% due to rounding.
(3)	Weighted by principal balance as of the cut-off date.

Distribution by FICO® Score of the Receivables as of the Cut-off Date

FICO (Range)(1)	Number of Receivables		Percentage of Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Aggregate Outstanding Principal Balance (2)		Weighted Average FICO(3)		Weighted Average LTV(3)
[660 – 679]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[680 – 699]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[700 – 719]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[720 – 739]	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]
[740] and greater	[●	]	[●	]		[●	]	[●	]	[●	]	[●	]

TOTALS:	[●	]	100.00%		$	[●	]	100.00%		[●	]	[●	]

(1)	FICO® scores are calculated as of the origination of the related receivables and excludes obligors for which no FICO® score was available as of origination of the related receivable. FICO® is a federally registered trademark of Fair, Isaac & Company. A FICO® score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by each originator in its credit scoring system to assess the credit risk associated with each applicant, see “The Originator” in this prospectus. FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables.
(2)	May not add to 100.00% due to rounding.
(3)	Weighted by principal balance as of the cut-off date.

Delinquency, Net Credit Loss and Repossession Information

The tables below summarize the delinquency, repossession and net credit loss experience of the portfolio of motor vehicle retail installment sale contracts and dealer-assisted installment loans owned and serviced by Huntington.

The data includes all receivables currently owned by Huntington, whether originated or purchased and reflects motor vehicle retail installment sale contracts and dealer-assisted installment loans that were originated or underwritten under criteria that may be different from the receivables held by the issuing entity. Accordingly, the delinquency and loss figures presented below may not be representative of the receivables held by the issuing entity and no assurances can be given that the repossession, delinquency and loss experience presented in the following tables will be indicative of the actual experience on the receivables held by the issuing entity.

Huntington Managed Retail Portfolio

Delinquency Experience(1)(2)(4)

	20[●]		20[●]					20[●]					20[●]					20[●]
	Dollars	Percent	Dollars			Percent		Dollars			Percent		Dollars			Percent		Dollars			Percent
Principal Balance of Receivables Outstanding			$	[●	]	100.00%		$	[●	]	100.00%		$	[●	]	100.00%		$	[●	]	100.00%
Delinquencies(2)(3)
30-59 days			$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%
60-89 days			$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%
90-119 days			$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%
120 or more days			$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%
Total Delinquencies(4)			$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%	$	[●	]	[●	]%

	At [●], 20[●]				At [●], 20[●]
	Dollars		Percent		Dollars		Percent
Principal Balance of Receivables Outstanding	[●	]	[●	]	[●	]	[●	]
Delinquencies(2)(3	[●	]	[●	]	[●	]	[●	]
30-59 days	[●	]	[●	]	[●	]	[●	]
60-89 days	[●	]	[●	]	[●	]	[●	]
90-119 days	[●	]	[●	]	[●	]	[●	]
120 or more days	[●	]	[●	]	[●	]	[●	]
Total Delinquencies(4)

(1)	Data presented in the table is based upon motor vehicle retail installment sale contracts and dealer-assisted installment loans serviced by Huntington but excludes direct auto loans which were not dealer-assisted.
(2)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.
(3)	Huntington generally charges-off a receivable in the month in which the receivable reaches its 120th day of delinquency except for accounts where the vehicle is in repossession inventory. Once in inventory, Huntington allows an additional 60 days for the liquidation of the collateral and subsequent application of the auction proceeds to the account balance before the receivable charge-off.
(4)	Delinquencies include repossessions.

Net Credit Loss and Repossession Experience(1) (2) (4)

Year Ended [December 31, 20[●]],

	20[●]			20[●]			20[●]			20[●]			20[●]
Principal Balance of Receivables Outstanding	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Number of Receivables Outstanding		[●	]		[●	]		[●	]		[●	]		[●	]
Average Month End Principal Balance of Receivables Outstanding(2)	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Gross Charge-Offs(3)	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Gross Charge-Offs as a percentage of the Principal Balance of Receivables Outstanding at Period End(3)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
Gross Charge-Offs as a percentage of the Principal Balance of the Average Receivables Outstanding(2)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
Recoveries(4)	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Net Charge-Offs(5)	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Net Charge-Offs as a percentage of the Principal Balance of Receivables Outstanding at Period End		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
Net Charge-Offs as a percentage of the Principal Balance of the Average Receivables Outstanding(2)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%

[●] Months Ended
	[●], 20[●]		[●], 20[●]
Principal Balance of Receivables Outstanding	[●	]	[●	]
Number of Receivables Outstanding	[●	]	[●	]
Average Month End Principal Balance of Receivables Outstanding(2)	[●	]	[●	]
Gross Charge-Offs(3)	[●	]	[●	]
Gross Charge-Offs as a percentage of the Principal Balance of Receivables Outstanding at Period End(3)(6)	[●	]	[●	]
Gross Charge-Offs as a percentage of the Principal Balance of the Average Receivables Outstanding(2)(6)	[●	]	[●	]
Recoveries(4)	[●	]	[●	]
Net Charge-Offs(5)	[●	]	[●	]
Net Charge-Offs as a percentage of the Principal Balance of Receivables Outstanding at Period End(6)	[●	]	[●	]
Net Charge-Offs as a percentage of the Principal Balance of the Average Receivables Outstanding(2) (6)	[●	]	[●	]

(1)	Data presented in the table is based upon motor vehicle retail installment sale contracts and dealer-assisted installment loans serviced by Huntington but excludes direct auto loans which were not dealer-assisted.
(2)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(3)	Huntington generally charges-off a receivable in the month in which the receivable reaches its 120th day of delinquency except for accounts where the vehicle is in repossession inventory. Once in inventory, Huntington allows an additional 60 days for the liquidation of the collateral and subsequent application of the auction proceeds to the account balance before the receivable charge-off.
(4)	Recoveries generally include the net amounts received with respect to retail contracts previously charged-off.
(5)	Net charge-offs generally represent the total aggregate net outstanding balance of receivables determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from customers with respect to accounts previously charged off. Dollar amounts may not add to total net charge-offs due to rounding.
(6)	Percentages have been annualized at or for the [●] months ended [●][●], 20[●] and [●][●], 20[●], respectively, and are not necessarily indicative of the experience for the entire year.

Delinquency Experience Regarding the Pool of Receivables

The following table sets forth the delinquency experience regarding the pool of receivables. The servicer does not consider a receivable delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. As of the cut-off date, none of the receivables in the receivables pool were more than 30 days delinquent.

Historical Delinquency Status	Number of Receivables			Percent of Total Number of Receivables(2)		Outstanding Principal Balance			Percent of Total Outstanding Principal Balance(2)
Delinquent no more than once for 30-59 days(1)		[●	]	[●	]		[●	]	[●	]
Delinquent more than once for 30-59 days but never for 60 days or more		[●	]	[●	]		[●	]	[●	]
Delinquent at least once for 60 days or more		[●	]	[●	]		[●	]	[●	]

Total:	$	[●	]	100.00%		$			100.00%

(1)	Delinquent no more than once for 30-59 days represent accounts that were never delinquent or were delinquent 1 time but never exceeded 59 days past due.
(2)	May not add to 100.00% due to rounding.

St atic Pool Data

[Appendix A attached to this prospectus sets forth available information regarding characteristics of receivables originated and serviced by Huntington by vintage origination year for the past five years, including the aggregate original and month-end (as of [[●], 20[●]]) principal balance, the original and month-end (as of [●], 20[●]) number of receivables, the average original and month-end (as of [[●], 20[●]]) principal balance, the weighted average original and the month-end (as of [[●], 20[●]]) contract rate, the pool factor as of [●], 20[●], the weighted average age as of [●], 20[●], the weighted average original term, the weighted average remaining term as of [●], 20[●], the weighted average FICO® score, the distribution of the pool of receivables by original contract rate range, the percentage of new financed vehicles, the percentage of used financed vehicles and the geographic distribution of the pool of receivables.] [Appendix A also sets forth in tabular and graphical format static pool information on a monthly basis regarding the monthly delinquency rates, the monthly pool factor, the prepayment speeds with respect to each vintage year and cumulative net charge offs with respect to each vintage quarter. The characteristics of each receivables pool described above are based on the characteristics of all of the receivables included in that pool as of their respective dates of origination and as of [●], 20[●].]

Appendix [B] to this prospectus sets forth in tabular and graphical format static pool information about prior pools of retail installment sale contracts and installment loans that were securitized by Huntington in the last five years, including those receivables acquired and securitized by Huntington Funding, LLC, that were included in the Huntington Auto Trust [20[●]-[●], 20[●]-[●], 20[●]-[●],and 20[●]-[●],] transactions. Static pool information consists of cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools. The term “securitized pool” refers to the securitized pool of receivables as of the related cut-off date.

[Based on Huntington’s experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of receivables are [FICO® scores][loan-to-value ratios][longer term contracts]. The pool of receivables to be acquired by the issuing entity on the closing date is expected to have [higher][lower][substantially similar] [FICO® scores][loan-to-value ratios][longer term contracts] than [some][most][all] of the prior receivable securitization transactions set forth on Appendix [B]. However, any difference in performance in the pool of receivables compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in their characteristics.]

The characteristics of receivables included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in this transaction and the social, economic and other conditions existing at the time when the receivables in this transaction were originated and those that will exist in the future when the receivables in the current transaction are required to be repaid. As a result, there can be no assurance that the static pool data referred to above will correspond to or be an accurate predictor of the performance of the receivables in this transaction.]

Repurchase and Replacements

[No assets securitized by Huntington were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three-year period ending [●], 20[●].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by Huntington during the period from [            ], 20[    ] to [            ], 20[    ].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator		Receivables that were Subject of Demand		Receivables that were Repurchased or Replaced		Receivables Pending Repurchase or Replacement (within cure period)		Demand in Dispute		Demand Withdrawn		Demand Rejected
Huntington Auto Trust 20[ ]-[ ]		Originator 1	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%
Huntington Auto Trust 20[ ]-[ ]		Originator 2	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%

Please refer to the Form ABS-15G filed by Huntington Funding, LLC on [●], 20[●] for additional information. The CIK number of Huntington Funding, LLC is 0001540483.

From time to time in the past Huntington has repurchased certain securitized assets for breach of the applicable representations and warranties. Such securitized assets were repurchased voluntarily and were not the subject of a demand to repurchase or replace for breach of the representations and warranties.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding those receivables required to be included in this prospectus contemplated by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, the depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by the responsible personnel of the depositor and Huntington to ensure the accuracy of such descriptions. The depositor also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Internal regulatory personnel and counsel were also consulted, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, the depositor also performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] to confirm that those receivables satisfied the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of the Receivables” in this prospectus. The first aspect of that review tested the accuracy of the individual receivables data contained in the related data tape. The data tape is an electronic record maintained by Huntington, which includes certain attributes of the receivables. In addition, [●] receivable files [relating to the initial receivables[and receivables with characteristics similar to the initial receivables]] were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tape. From that selection, [●] of the receivables were not included as receivables in the pool [as of the initial cut-off date]. None of the receivables were excluded from the pool [as of the initial cut-off date] as a result of the review of the receivable files. This review of the receivable files [relating to receivables in the pool as of the initial cut-off date] was not designed to determine the accuracy of the representations and warranties made by Huntington and the depositor regarding the eligibility of the receivables [, and no review with respect to receivable files relating to subsequent receivables shall be designed to do so]. A second aspect of the review of the receivables in the pool consisted of a comparison of the statistical information contained under “The Receivables Pool” to data in, or derived from, the data tape. Statistical information relating to the receivables in the pool [as of the initial cut-off date] was recalculated using the applicable information on the data tape. In addition to this review, Huntington performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

MATURITY AND PREPAYMENT CONSIDERATIONS

The weighted average life of the notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. [The weighted average life of the notes will also be influenced by the ability of the issuing entity to reinvest collections on the receivables during the revolving period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the principal balances of the receivables are paid.] Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the noteholder on the next payment date following the collection period in which they are received. To the extent that any receivable included in the issuing entity property of an issuing entity is prepaid in full, whether by the obligor, or as the result of a purchase by the servicer or a repurchase by the sponsor or otherwise, the actual weighted average life of the receivables transferred to the issuing entity will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life and credit disability insurance policies, repurchases by the originator as a result of the failure of a receivable to meet the certain eligibility representations and warranties, or purchases made by the servicer as a result of a breach of a covenant made by it related to its servicing duties in the related transaction documents. In addition, early retirement of the notes may be effected at the option of the servicer to purchase the remaining receivables held by the issuing entity when the outstanding balance of the receivables has declined to or below the percentage specified in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Optional Redemption.”

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivable. See “Risk Factors—Your yield to maturity may be reduced by prepayments or slower than expected payments.”

Huntington can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property of any issuing entity in either stable or changing interest rate environments. Securityholders of each series will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property of the related issuing entity.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal balances of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on receivables can be measured against prepayment standards or models. The model used in this prospectus, the absolute prepayment model, or “ABS,” assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate, and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Note Balance Outstanding at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [●] pools of receivables with the following characteristics:

Pool	Aggregate Outstanding Principal Balance			Weighted Average Contract Rate		Weighted Average Remaining Term to Maturity (in Months)		Weighted Average Age (in Months)		Weighted Average Original Term to Maturity (in Months)
1	$	[●	]	[●	]%	[●	]	[●	]	[●	]
2	$	[●	]	[●	]%	[●	]	[●	]	[●	]
3	$	[●	]	[●	]%	[●	]	[●	]	[●	]
4	$	[●	]	[●	]%	[●	]	[●	]	[●	]
5	$	[●	]	[●	]%	[●	]	[●	]	[●	]
6	$	[●	]	[●	]%	[●	]	[●	]	[●	]
7	$	[●	]	[●	]%	[●	]	[●	]	[●	]
8	$	[●	]	[●	]%	[●	]	[●	]	[●	]
9	$	[●	]	[●	]%	[●	]	[●	]	[●	]
10	$	[●	]	[●	]%	[●	]	[●	]	[●	]
11	$	[●	]	[●	]%	[●	]	[●	]	[●	]
12	$	[●	]	[●	]%	[●	]	[●	]	[●	]
13	$	[●	]	[●	]%	[●	]	[●	]	[●	]
14	$	[●	]	[●	]%	[●	]	[●	]	[●	]
15	$	[●	]	[●	]%	[●	]	[●	]	[●	]
16	$	[●	]	[●	]%	[●	]	[●	]	[●	]
17	$	[●	]	[●	]%	[●	]	[●	]	[●	]
18	$	[●	]	[●	]%	[●	]	[●	]	[●	]
19	$	[●	]	[●	]%	[●	]	[●	]	[●	]
20	$	[●	]	[●	]%	[●	]	[●	]	[●	]
21	$	[●	]	[●	]%	[●	]	[●	]	[●	]
22	$	[●	]	[●	]%	[●	]	[●	]	[●	]
23	$	[●	]	[●	]%	[●	]	[●	]	[●	]
24	$	[●	]	[●	]%	[●	]	[●	]	[●	]
25	$	[●	]	[●	]%	[●	]	[●	]	[●	]
26	$	[●	]	[●	]%	[●	]	[●	]	[●	]
27	$	[●	]	[●	]%	[●	]	[●	]	[●	]
28	$	[●	]	[●	]%	[●	]	[●	]	[●	]
29	$	[●	]	[●	]%	[●	]	[●	]	[●	]

Total	$	[●	]			[●	]	[●	]	[●	]

•	all prepayments on the receivables each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;

•	interest accrues on the notes at the following per annum coupon rates: Class A-1 notes, [●]%; Class A-2[-A] notes, [●]%,] [Class A-2-B notes, [●]%]; Class A-3 notes, [●]%; Class A-4 notes, [●]%; Class B notes, [●]%, Class C notes, [●]% and Class D notes [●]%;

•	each scheduled payment on the receivables is made on the last day of each month commencing in [●] 20[●], and each month has 30 days;

•	the initial note balance of each class of notes is equal to the initial note balance for that class of notes as set forth on the front cover of this prospectus;

•	payments on the notes are paid in cash on each payment date commencing December 15, 2016, and on the 15th calendar day of each subsequent month whether or not that day is a business day;

•	the notes are purchased on [●] [●], 20[●];

•	the Class A-1 notes [and the Class A-2-B notes] will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, the Class B notes, the Class C notes and the Class D notes will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•	the scheduled payment for each receivable was calculated on the basis of the characteristics described in the pools described above and in such a way that each receivable would amortize in a manner that would be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the clean-up call option to redeem the notes will be exercised at the earliest opportunity;

•	the servicing fee rate will be [●]% per annum; and

•	[during the revolving period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cut-off date of such receivables being the beginning of the related month;]

[•	$[●] will be deposited in the pre-funding account on the closing date;] and

[•	all of the funds in the pre-funding account are used to purchase subsequent receivables;]

•	[the indenture trustee fee will be $[●] and the owner trustee fee will be $[●]].

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the original outstanding balances of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related original outstanding balance of the note.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-1 Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-2 Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-3 Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-4 Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class B Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class C Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class D Notes

Payment Date	[0.0%]		[0.5%]		[1.0%]		[1.2%]		[1.3%]		[1.5%]		[2.0%]
Closing Date	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[●], 20[●]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Weighted Average Life (Years) to Call(1)
Weighted Average Life (Years) to Maturity(2)

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

THE NOTES

The issuing entity will issue the notes pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the finalized indenture with the SEC concurrently with or prior to the time we file this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture, and the sale agreement and the servicing agreement. [●] will be the indenture trustee.

General

The notes will be issued pursuant to the terms of the indenture to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture. [●], will be the indenture trustee. You may contact the indenture trustee at [●].

All payments required to be made on the notes will be made monthly on each payment date, which will be the [●] day of each month or, if that day is not a business day, then the next business day beginning [                    ] [●], 20[●].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

For each class of book-entry notes, the “record date” for each payment date or redemption date is the close of business on the business day immediately preceding that payment date. For notes issued as definitive notes, the record date for any payment date or redemption date is the close of business on the last business day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs. See “—Definitive Notes” below. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial principal amount, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” in this prospectus.

Delivery of Notes

The notes will be issued in the minimum denomination of $[1,000] and in integral multiples of $[1,000] in excess thereof (except for one note of each class of notes which may be issued in a denomination other than an integral of $[1,000]) on or about the closing date in book-entry form through the facilities of The Depository Trust Company (“DTC,”) Clearstream and the Euroclear System against payment in immediately Available Funds.

Book-Entry Registration

Each class of notes will be available only in book-entry form except in the limited circumstances described under “—Definitive Notes” below. All book-entry notes will be held by DTC in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobounds, except that there will be no temporary global securities and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•	the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, with respect to the notes, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•	an event of default has occurred, and beneficial owners representing in the aggregate a majority of the principal amount of the [controlling class] [notes], advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent in accordance with the monthly report directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made by wire transfer if an account has been designated by the related noteholder three Business Days prior to the related payment date and otherwise by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, paying agent, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite note balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates, except that, in determining whether the indenture trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes establishes to the satisfaction of the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within [5] five days of that record date; and

•	within [30] days after receipt by the issuing entity of a written request from the owner trustee or indenture trustee for that list, as of not more than ten days before that list is furnished.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Statements to Noteholders

On the second business day preceding each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related collection period the following information:

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;´

•	the Class A-1 Note Balance, the Class A-2[-A] Note Balance[, the Class A-2-B Note Balance], the Class A-3 Note Balance, the Class B Note Balance, the Class C Note Balance, and the Class D Note Balance, in each case after giving effect to payments on such payment date;

•	the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation Principal, the Fourth Allocation of Principal and the Regular Allocation of Principal for such payment date;

•	the Delinquency Percentage;

•	the aggregate principal balance of 60-Day Delinquent Receivables as of the end of the related collection period;

•	whether the Delinquency Percentage exceeds the Delinquency Trigger;

•	the aggregate servicing fee paid to the servicer with respect to the receivables, the amount of any unpaid servicing fees and the change in such amount from that of the prior payment date;

•	the amount of fees paid to the trustees and the asset representations reviewer, the amount of any unpaid fees to the trustees and the asset representations reviewer and any changes in such amount from the prior payment date;

•	(i) the amount on deposit in the reserve account and the Specified Reserve Account Balance, each as of the beginning and end of the related collection period, (ii) the amount to be deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to such changes in such balance from the immediately preceding payment date;

•	the aggregate repurchase price with respect to repurchased receivables paid by the servicer or the sponsor with respect to the related collection period;

•	the number of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	the aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	the percentage of the total aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	[the amount, if any, reinvested in additional receivables during the revolving period, if any;]

•	[if applicable, whether the revolving period has terminated early due to the occurrence of an early amortization event;]

•	the Pool Factor and the Note Factor; and

•	the net pool balance.

The “Note Factor” will be a six-digit decimal which the servicer will compute each month indicating the outstanding balance for each class of notes at the end of the month as a fraction of the original balance of the corresponding class of notes as of the closing date. The Note Factor for each class of notes will be 1.000000 as of the closing date; thereafter, each Note Factor will decline to reflect reductions in the outstanding balance of each class of notes. As a noteholder, your share of the principal balance of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The “Pool Factor” will be a six-digit decimal which the servicer will compute each month indicating the net pool balance at the end of the month as a fraction of [(1)] the original net pool balance of receivables as of the initial cut-off date [plus (2) the original net pool balance of any subsequent receivables added to the issuing entity property as of the applicable subsequent cut-off date.] The Pool Factor will be 1.000000 as of the closing date; thereafter, the Pool Factor will decline to reflect reductions in the net pool balance [and will increase to reflect the acquisition of any subsequent receivables on the applicable funding date]. The amount of a noteholder’s pro rata share of the net pool balance for a given month can be determined by multiplying the original denomination of the holder’s note by the Pool Factor for that month.

DTC will supply these reports to noteholders of book-entry notes in accordance with its procedures. Since owners of beneficial interest in a global note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note as provided in this prospectus.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by law, the indenture trustee and paying agent will furnish information required to complete United States federal income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material United States Federal Income Tax Consequences” in this prospectus.

Payments of Interest

Interest on the unpaid outstanding balance of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be payable monthly on each payment date. Interest will accrue during each interest period at the applicable interest rate (a) for the Class A-1 notes and the floating rate notes from and including the most recent payment date on which interest was paid (or from and including the closing date in the case of the first interest period) to but excluding the following payment date or (b) for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, the Class B notes, the Class C notes and the Class D notes from and including the [●] day of each calendar month preceding each payment date (or from and including the closing date in the case of the first payment period) to but excluding the [●] day of the month in which that payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:2

•	Actual/360. Interest on the Class A-1 notes will be calculated on the basis of the actual number of days elapsed during the applicable interest period, but assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2-B notes] will be the product of (i) the outstanding principal balance of the related class of notes immediately prior to the payment date, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, since the closing date) to but excluding the current payment date, divided by 360.

•	30/360. Interest on the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, the Class B notes, the Class C notes and the Class D notes will be calculated on the basis of a 360-day year of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, the Class B notes, the Class C notes and the Class D notes will be the product of (i) the outstanding principal balance of the related class of notes immediately prior to the payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding [ ] [●], 20[●] (assuming a 30-day calendar month)), divided by 360.

•	Interest Accrual Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 [and the Class A-2-B notes] from the prior payment date (after giving effect to all payments made on that date) (or in the case of the first payment date, the closing date) to but excluding the following payment date or (b) with respect to the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes, the Class B notes, the Class C notes and the Class D notes from the [●] day of each calendar month (after giving effect to all payments made on that date) (or in the case of first payment date, the closing date) to but excluding the 15th day of the following month. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

[Interest on the floating rate notes will be calculated based on LIBOR plus the applicable spread set forth on the cover page to this prospectus. For purposes of computing interest on the floating rate notes, the following terms have the following meanings:

“LIBOR” means, with respect to any interest period, the London interbank offered rate for deposits in U.S. dollars having a maturity of [one month] commencing on the related LIBOR Determination Date which appears on Bloomberg Screen BTMM Page (or any successor page) as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first interest period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first interest period. If the rates used to determine LIBOR do not appear on the Bloomberg Screen BTMM Page (or any successor page), the rates for that day will be determined on the basis of the rates at which deposits in U.S.

[2]

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the reference banks. The indenture trustee will request the principal London office of each of such reference banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations. If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the indenture trustee (after consultation with the depositor), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity; provided that if the banks selected as aforesaid are not quoting as mentioned in this sentence, LIBOR in effect for the applicable interest period will be LIBOR in effect for the previous interest period. The reference banks are the four major banks in the London interbank market selected by the indenture trustee (after consultation with the depositor).

“LIBOR Determination Date” means the second London Business Day prior to the closing date with respect to the first payment date and, as to each subsequent payment date, the second London Business Day prior to the immediately preceding payment date.

“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.

No assurance can be given that the rate displayed on the Bloomberg Screen BTMM Page accurately represents the London interbank rate or the rate applicable to actual loans in U.S. dollars for a one-month period between leading European banks.]

[In the event that LIBOR ceases to be a generally accepted benchmark interest rate, insert description of successor benchmark rate.]

Interest on each note will be paid to the person in whose name that note is registered on the record date. If the notes are issued as book-entry notes, then the record date is the close of business on the business day immediately preceding the applicable payment date. If the notes are issued as definitive notes, then the record date is the close of business on the last business day of the calendar month immediately preceding the calendar month in which the applicable payment date occurs. (The holders of record of the notes are referred to as “noteholders” in this prospectus.) The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the principal amount of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes. In this transaction, a “business day” will be any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, New York or Ohio, or in the states in which the corporate trust office of the indenture trustee is located, are authorized or obligated by law, executive order or government decree to be closed.

A failure to pay the interest due on the notes of the controlling class on any payment date that continues for a period of five business days or more generally will result in an event of default. See “The Indenture—Events of Default” in this prospectus.

Payments of Principal

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an early amortization event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer Agreements and the Administration Agreement —The Revolving Period” in this prospectus.]

On each payment date, except as described below, the First Allocation of Principal, the Second Allocation of Principal the Third Allocation of Principal, the Fourth Allocation of Principal and the Regular Principal

Distribution Amount will be applied to make principal payments on the notes. Prior to an event of default, principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date, the amounts on deposit in the principal distribution account will be applied to the notes as follows:

•	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A notes and the Class A-2-B] notes, until the Class A-2[-A notes and the Class A-2-B] notes are paid in full;

•	third, to the Class A-3 notes, until the Class A-3 notes are paid in full;

•	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full;

•	fifth, to the Class B notes, until the Class B notes are paid in full;

•	sixth, to the Class C notes, until the Class C notes are paid in full; and

•	seventh, to the Class D notes, until the Class D notes are paid in full.

At any time that the outstanding balances of the notes have been declared due and payable following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full, and then ratably to all other Class A noteholders on each payment date, based on the outstanding balance of each class of Class A notes (other than the Class A-1 notes), until the Class A notes have been paid in full, then to the Class B noteholders until the Class B notes have been paid in full, then to the Class C noteholders until the Class C notes have been paid in full and then to the Class D noteholders until the Class D notes have been paid in full. Such payments will be made from Available Funds and other amounts, including all amounts held on deposit in the reserve account.

To the extent not previously paid prior to those dates, the outstanding amount of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [●] payment date;

•	for the Class A-2[-A notes and the Class A-2-B] notes, the [●] payment date;

•	for the Class A-3 notes, the [●] payment date;

•	for the Class A-4 notes, the [●] payment date;

•	for the Class B notes, the [●] payment date;

•	for the Class C notes, the [●] payment date; and

•	for the Class D notes, the [●] payment date.

The remaining outstanding balance of each class of notes will be due on the related final scheduled payment date for each class. Failure to pay the full principal amount of a class of notes by the applicable final scheduled payment date or redemption date will be an event of default under the indenture.

Payments of Principal on each Payment Date (other than

Payment Dates after the Notes Have Been Accelerated

Following the Occurrence of an Event of Default)

THE TRANSFER AGREEMENTS, THE SERVICING AGREEMENT AND

THE ADMINISTRATION AGREEMENT

The following information in this section summarizes material provisions of the “receivables sale agreement” entered into between the originator and the depositor, the “sale agreement” entered into between the depositor and the issuing entity and the “indenture” entered into between the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes the “administration agreement” entered into by the issuing entity, the servicer and the indenture trustee and the “servicing agreement” entered into by the issuing entity, Huntington and the indenture trustee.

Forms of the transfer agreements, the servicing agreement and the administration agreement have been filed as exhibits to the registration statement of which this prospectus is a part. We will file a copy of the actual transfer agreements, the servicing agreement and the administration agreement with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This is not a complete description of the transfer agreements, the servicing agreement or the administration agreement, and the summaries of the transfer agreements, the servicing agreement and the administration agreement in this prospectus are subject to all of the provisions of the transfer agreements, the servicing agreement and the administration agreement.

Sale and Assignment of Receivables and Related Security Interests

Under the receivables sale agreement [on the closing and on each payment date during the revolving period], Huntington, as originator, will sell, transfer, assign and otherwise convey to the depositor all of its right, title and interest, in, to and under the receivables, Collections after the [initial or subsequent] cut-off date[, as applicable,] the receivables files and the related security relating to those receivables. The receivables sale agreement will create a first priority ownership/security interest in the property transferred thereunder in favor of the depositor.

Under the sale agreement [on the closing and on each payment date during the revolving period], the depositor will sell, transfer, assign and otherwise convey to the issuing entity all of its right, title and interest in, to and under the receivables, Collections after the [initial or subsequent] cut-off date[, as applicable,] the receivable files, the related security relating to those receivables and related property. The sale agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee. The terms of the indenture create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

[Additional Sales of Receivables

In addition to receivables that the depositor buys from Huntington on the closing date as described above under “—Sale and Assignment of Receivables and Related Security Interests,” the depositor may also buy receivables from Huntington to transfer to the issuing entity on each payment date during the revolving period. The depositor may buy those receivables on substantially the same terms as under the receivables sale agreement on the closing date. The depositor will then sell receivables that the depositor has bought from Huntington to the issuing entity, pursuant to the sale agreement. On the closing date, the issuing entity will apply the net proceeds received from the sale of its notes and certificates to pay the depositor for the receivables that are being sold to the [issuing entity, and to make a deposit in an additional funding account and initial deposits to the collection account and the reserve account.]]

Representations and Warranties

In addition to representing and warranting that each receivable meets the eligibility criteria set forth under “The Receivables Pool” in this prospectus, the originator, pursuant to the purchase agreement will make certain representations and warranties regarding each receivable as of the cut-off date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related financed vehicle, the origination and acquisition of the receivable, the characterization of the receivable under the Uniform Commercial Code, the validity of the transfer of the receivable to the issuing entity and the compliance of the origination of that receivable with applicable law.

If any party to the receivables sale agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any receivable which materially and adversely affects the interests of the issuing entity or the noteholders in such receivable, the party discovering or receiving written notice of such breach will give prompt written notice of that breach to the other parties to the receivables sale agreement; provided, that [(i)] delivery of the monthly servicer’s certificate including notice of such breach will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach [and (ii) the indenture trustee will be deemed to have knowledge of such breach only if a responsible officer has actual knowledge thereof, including without limitation upon receipt of written notice]; provided, further, that the failure to give that notice will not affect any obligation of the originator under the receivables sale agreement. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, then the originator will either (a) correct or cure that breach or (b) repurchase that receivable from the issuing entity, in either case on or before the business day before the payment date following the end of the collection period which includes the 60th day (or, if the originator elects, an earlier date) after the date the originator became aware or was notified of that breach. Such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity or the noteholders if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. The owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) may notify the sponsor of a breach by delivering written notice to the sponsor identifying the receivable and the related breach of an Eligibility Representation. Any such repurchase by the sponsor will be at a repurchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that repurchase, the sponsor will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase or an earlier date, if elected by the sponsor. The repurchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for the failure of a receivable to meet any of the eligibility criteria set forth in the receivables sale agreement.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation, the identity of the related receivable and a reference to the indenture. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as any additional piece of documentation reasonably satisfactory to the indenture trustee, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). Huntington will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification.

Asset Representations Review

As discussed above under “—Representations and Warranties” above Huntington will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the Asset Review conditions have been satisfied. In order for the Asset Review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	A majority of the voting investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting.”

If the Asset Review conditions are satisfied (the first date on which the Asset Review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all 60-Day Delinquent Receivables as of the last day of that collection period to (ii) the net pool balance as of the last day of that collection period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any payment date and the related collection period is [●]%.

The Delinquency Trigger was calculated as a multiple of [●] times the previous historical monthly peak Delinquency Percentage of [the sponsor’s prior public securitization transactions][the sponsor’s managed retail portfolio] rounded to the nearest whole percentage. In determining the highest historical monthly peak Delinquency Percentage, the sponsor considered the monthly performance observed in [each of its public securitization transactions][its managed retail portfolio for the past [ten] calendar years]. The sponsor believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its [public securitization transactions][managed retail portfolio] over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to the sponsor’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. If the Delinquency Percentage on any payment date exceeds the Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC and the depositor will include on Form 10-D that a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the securities. See “Risk Factors—If your notes are in book-entry form, your rights can only be exercised indirectly.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended.

The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. The sponsor, the depositor and the issuing entity are required under the transaction documents to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred.

Within [five business days] of the Review Satisfaction Date, the indenture trustee will send a written notice to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the Asset Review conditions have been satisfied, providing the applicable Review Satisfaction Date and directing the asset representations reviewer to conduct an Asset Review. Within ten business days of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses” below, the asset representations reviewer will be paid [an annual] [a monthly] fee of $[●] by [the sponsor] [the issuing entity] in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an Asset Review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of [[$        ] for each Subject Receivable][[$        ] per hour for its time spent conducting the Asset Review] plus reasonable out-of-pocket travel expenses. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by the sponsor, and to the extent the Review Expenses remain unpaid after [90 days], they will be payable by the issuing entity out of amounts on deposit in the collection account as described under “—Priority of Payments” in this prospectus. In addition, if the asset representations reviewer participates in a dispute resolution proceeding and its reasonable out-of-pocket expenses and reasonable compensation for the time it incurs in participating in the proceeding are not paid by a party to the dispute resolution within [90 days] of the end of the proceeding, [the sponsor] [the issuing entity] will reimburse the asset representations reviewer for such expenses.

Indemnification and Limitation of Liability of Asset Representations Reviewer

The sponsor will indemnify the asset representations reviewer for costs, expenses, losses, damages and liabilities resulting from the performance of the asset representations reviewer’s obligations under the asset representations review agreement, but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence or the asset representations reviewer’s breach of any of its representations, warranties or covenants in the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from amounts on deposit in the collection account as described under “—Priority of Payments.”

To the fullest extent permitted by applicable law, the asset representations reviewer will not be under any liability to the issuing entity or any other person for any action taken or for refraining from the taking of an action under the asset representations review agreement, although the asset representations reviewer will not be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith, breach of agreement or negligence in the performance of its duties.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the original retail installment sale contract, and/or installment loans and certain other documents in the receivables file, and other records of the sponsor and the servicer with respect to that Subject Receivable. The review is not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of any Asset Review or at the time of origination of the related receivable. The Asset Review is also not designed to establish cause, materiality or recourse for any failure of a receivable to comply with the Eligibility Representations.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the 60th day after the asset representations reviewer receives the applicable review materials for the Subject Receivables from the servicer. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional 30 days.

The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the issuing entity, the sponsor and the servicer of the findings and conclusions of the review of the Subject Receivables, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the collection period in which the asset representations reviewer’s report is provided. The indenture trustee will have no obligation to forward the review report to any noteholder or to any other person.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Receivable and determining whether each test was passed, failed or not able to be completed as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by or on behalf of the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable unless the asset representations reviewer was not able to complete the tests for that Subject Receivable as a result of missing or incomplete review materials. The asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Receivable. If the asset representations reviewer determines that there was a “test fail” for a Subject Receivable, the sponsor will investigate whether the noncompliance of the Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the sponsor would be required to make a repurchase. In conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

An investor wishing to direct the indenture trustee to request a repurchase or to refer a repurchase dispute to mediation or arbitration may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation or the requested method of dispute resolution, as applicable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The sponsor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the sponsor repurchase any receivable due to a breach of an Eligibility Representation as described above under “—Representations and Warranties” and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party may refer the matter, at its discretion, to either mediation or arbitration; provided, however, (i) if the indenture trustee declines to act in accordance with this paragraph at the direction of an investor due to the failure of such investor to offer the indenture trustee reasonable security or indemnity satisfactory to the indenture trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such investor will be deemed to be a “requesting party” or (ii) if the owner trustee declines to act in accordance with this paragraph at the direction of a certificateholder due to the failure of such certificateholder to offer the owner trustee reasonable security or indemnity satisfactory to the owner trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such certificateholder will be deemed to be a “requesting party.” If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party shall have the right to make the selection of mediation or arbitration. If more than one Note Owner or noteholder has directed the indenture trustee in connection with a request to pursue dispute resolution, then the indenture trustee will act at the direction of the Note Owners or noteholders, as applicable, holding a majority of the outstanding aggregate principal amount of the notes held by such directing Note Owners or noteholders. [If more than one certificateholder has directed the owner trustee in connection with a request to pursue dispute resolution, then the owner trustee will act at the direction of the certificateholder holding the majority of the voting interests of such directing certificateholders.] An investor need not direct an Asset Review to be performed prior to submitting a repurchase request with respect to any receivable or using the dispute resolution proceedings with respect to that receivable. The failure of the investors to direct an Asset Review will not affect whether any investor can pursue dispute resolution. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause an Asset Review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivable, including any receivable that the asset representations reviewer did not review, any receivable that the asset representations reviewer reviewed and found to have failed a test and any receivable that the asset representations reviewer reviewed and determined that no tests were failed.

The sponsor will inform the requesting party in writing upon a determination by the sponsor that a receivable subject to a demand to repurchase will be repurchased and the monthly distribution report filed by the depositor on Form 10-D for the collection period in which such receivables were repurchased will include disclosure of such repurchase. A failure of the sponsor to inform the requesting party that a receivable subject to a demand will be repurchased within 180 days of the receipt of notice of the request shall be deemed to be a determination by the sponsor that no repurchase of that receivable due to a breach of an Eligibility Representation is required. [For transactions in which the initial bona fide offer occurs prior to November 23, 2016: The monthly distribution report filed by the depositor on Form 10-D for the collection period in which a repurchase demand is made and for each subsequent collection period until such repurchase demand is resolved or the related receivable is repurchased, will include disclosure regarding the date of the repurchase demand as well as the status of such repurchase demand for each applicable receivable.] [For transactions in which the initial bona fide offer occurs on or after November 23, 2016: Disclosure regarding repurchase demands will be provided in accordance with Item 3(h) of Schedule AL, contained in Item 1125 of Regulation AB.] Additionally, the depositor will file Form ABS-15G disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee and the owner trustee may request that the sponsor repurchase a receivable due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee or owner trustee to exercise this discretion, the transaction documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a repurchase [and neither the indenture trustee nor the owner trustee intends to exercise such discretion]. Consequently, it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor. If the requesting party is the indenture trustee or owner trustee acting at the direction of an investor, then the indenture trustee or owner trustee, as requesting party, will continue to act at the direction of the investor in making all decisions related to a mediation or arbitration, as applicable.

If a Subject Receivable that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses and reasonable compensation of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the arbitrator for the dispute resolution or as allocated as mutually agreed by the parties as part of a mediation, if such dispute resolution is an arbitration or mediation, respectively.

If the requesting party selects mediation, the mediation will be administered by a nationally recognized arbitration and mediation association selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by a nationally recognized arbitration and mediation association jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). [The arbitrator will be appointed from a list of neutrals maintained by the AAA. The arbitrator will make its final determination no later than 90 days after the appointment (or as soon as practicable thereafter).] In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. [No person may bring a putative or certified class action to arbitration.]

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the receivables sale agreement. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the sponsor, with a copy to the depositor, the issuing entity, the owner trustee and the indenture trustee. Upon receipt of the notice of intent to refer the matter to mediation or arbitration, the depositor, the issuing entity, the owner trustee [(acting at the direction of a certificateholder)] and the indenture trustee [(acting at the direction of a noteholder or Note Owner)] shall advise the requesting party and the sponsor of an intent to join in the mediation or arbitration, which shall result in their being joined as a requesting party in the proceeding.

A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded. In the case of any such joinder, if the initial requesting party is the indenture trustee (on behalf of one or more Note Owners or noteholders), any decisions related to the mediation or arbitration will be made by the indenture trustee at the written direction of the requesting party holding a majority of the note balance of all of the notes held by such directing noteholders and/or Note Owners. If the initial requesting party is the owner trustee (on behalf of one or more certificateholders), any decisions related to the mediation or arbitration will be made by the owner trustee on behalf of the requesting party holding the majority of the voting interests of the directing certificateholders.

Administration Agreement

Huntington will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement and the duties and obligations of the issuing entity and the administrator under the servicing agreement, the sale agreement, the indenture, the note depository agreement and the trust agreement. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and will advise the issuing entity when action is necessary to comply with the issuing entity’s duties and obligations under such documents.

The administrator is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the administrator will remain liable for the performance of any duties that it delegates to another entity.

As compensation for the performance of the administrator and as a reimbursement for its expenses, the administrator will be entitled to receive $[●] annually, which shall be solely an obligation of the servicer.

Amendment Provisions

The transfer agreements other than the indenture, generally may be amended by the parties thereto without the consent of the noteholders or any other person; the trust agreement generally may be amended by the parties thereto without the consent of the noteholders, any certificateholder or any other person; the servicing agreement may be amended by the servicer without the consent of the noteholders or any other person; and the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following requirements is met, subject to the last paragraph of this section:

(i) an opinion of counsel or officer’s certificate of the depositor, servicer or administrator, as applicable, to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii) the Rating Agency Condition is satisfied with respect to such amendment and the indenture trustee is so notified in writing.

Any amendment to the trust agreement, the administration agreement, the servicing agreement or the transfer agreements also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the note balance of the controlling class for the purpose of adding any provisions to or changing in any manner or eliminating any provision of the relevant agreement or of modifying in any manner the rights of the noteholders or the certificateholders.

The Accounts

The issuing entity will have the following non-interest bearing bank accounts, which initially will be maintained at and will be maintained under the sole dominion and control and in the name of the issuer on behalf of the noteholders:

•	the collection account;

•	the principal distribution account; [and]

•	the reserve account[; and] [●]

[•	the pre-funding account].

A certificate distribution account will be established for the benefit of the certificateholders. Neither the indenture trustee nor any noteholder will have any interest or claim to the certificate distribution account or funds on deposit in that account. The certificate distribution account will not be a trust account.

The Collection Account

Under the servicing agreement, so long as Huntington is acting as servicer, the servicer will be required to deposit an amount equal to all Collections into the collection account within the time, not to exceed two business days, necessary to clear any payment received. Pending deposit in the collection account, Collections may be used by the servicer at its own risk and are not required to be segregated from its own funds.

On the business day prior to each payment date, the indenture trustee will withdraw from the reserve account and deposit into the collection account any amount of funds required under the indenture to be withdrawn from the reserve account and distributed on that payment date.

Principal Distribution Account

On each payment date, the indenture trustee will make payments from amounts deposited in the principal distribution account on that date in the order of priority above under “The Notes—Payments of Principal.”

Reserve Account

The servicer will establish the reserve account under the sole dominion and control and in the name of the issuing entity for the benefit of the noteholders. To the extent that Collections on the receivables and amounts on deposit in the reserve account are insufficient to pay interest and principal of the notes, the noteholders will have no recourse to the assets of the certificateholders, the depositor, or the servicer as a source of payment.

The reserve account will be funded by an expected deposit from proceeds of the offering of the notes on the closing date in an amount equal to [approximately $[●] (which is approximately [●]% of the net pool balance as of the [initial] cut-off date [(the “Specified Reserve Account Balance”))]; provided, that after the notes are no longer outstanding following payment in full of the principal and interest on the notes, the “Specified Reserve Account Balance” will be $0]. [The “Specified Reserve Account Balance” is, on any payment date, the lesser of (a) [an amount equal to [●]% of the [sum of (i) the] net pool balance as of the [initial] cut-off date and (b) the aggregate [principal balance of all subsequent receivables as of the applicable subsequent cut-off] outstanding balance of the notes after giving effect to all payments of principal on that payment date; provided, that after the notes are no longer outstanding following payment in full of the principal and interest on the notes, the “Specified Reserve Account Balance” will be $0.]

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through ninth under “—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then such amounts in excess of the Specified Reserve Account Balance shall constitute Available Funds and the servicer will instruct the indenture trustee to distribute the amount of the excess as specified under “—Priority of Payments” below.

In addition, on any payment date if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through ninth and eleventh under “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw such amounts from the reserve account to the extent necessary to pay all outstanding notes in full.

Permitted Investments

Amounts on deposit in the collection account may be invested by the indenture trustee at the direction of the servicer in permitted investments. Permitted investments will be limited to highly-rated investments that meet criteria established by each hired agency. Amounts on deposit in the reserve account will remain uninvested.

[Acquisition of Subsequent Receivables During Funding Period]

[On the closing date, $[●] (the “pre-funded amount”) of the proceeds from the sale of the notes will be deposited into the pre-funding account, which will be included in the issuing entity property. Subsequent receivables will be sold by Huntington to the depositor under an assignment executed pursuant to the receivables sale agreement and will be sold by the depositor to the issuing entity under an assignment executed pursuant to the sale agreement. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a funding date will be equal to the Receivables Purchase Price with respect to such subsequent receivables. In order to acquire subsequent receivables on a funding date, certain conditions precedent set forth in the sale and servicing agreement must be satisfied, including that such subsequent receivables may not be acquired through the pre-funding account if the effect of such acquisition would be to (i) reduce the weighted average contract rate of all subsequent receivables to less than [●]%, (ii) increase the weighted average loan-to-value ratio of all subsequent receivables to more than [●]%, (iii) reduce the weighted average FICO® score at origination of all subsequent receivables to less than [●], (iv) increase the weighted average remaining term to maturity of all subsequent receivables to greater than [●] months or (v) increase the portion of all receivables due from obligors having a billing address in any given state to a level greater than 20% of the net pool balance. Additionally, each subsequent receivable must satisfy, as of the applicable subsequent cut-off date, the eligibility criteria set forth in the [second] paragraph under “The Receivables Pool” in this prospectus. The underwriting criteria for subsequent receivables will be the same as those described for the initial receivables under “The Originator”. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [●]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

On the first payment date following the end of the funding period, and after the application of Available Funds in accordance with the priority of payments set forth in “—Priority of Payments” below, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings, if any) and pay those remaining funds as principal to the noteholders after giving effect to any distributions of principal made on that payment date in sequential order of priority beginning with the Class A-1 notes until each such class is paid in full, if the aggregate of those amounts is $[100,000] or less. If the remaining funds on deposit in the pre-funding account exceed $[100,000], the funds will be paid as principal on a pro rata basis to all the noteholders based on the original note balance of each class of notes; provided, that if the pro rata portion of the remaining funds allocable to any class of notes would exceed the outstanding note balance of that class after giving effect to any distributions of principal made on that payment date, then the funds in excess of such outstanding note balance will be paid sequentially to the remaining classes of notes beginning with the Class A-1 notes until each such class is paid in full.

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in eligible investments and investment earnings thereon will be deposited into the collection account as Available Funds on each payment date.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer and the depositor will certify that the requirements summarized above are met with regard to that funding. Neither the hired agencies nor any other person will provide independent verification of that certification.]

[The Revolving Period]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to Selection of Receivables.” The purchase price for each additional receivable will be its aggregate receivables principal balance. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the revolving period will be re-deposited into the accumulation account and applied on subsequent payment dates in the revolving period to purchase additional receivables. Noteholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.

The revolving period consists of the monthly periods beginning with the [                    ] monthly period and ending with the [●] monthly period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those monthly periods. The revolving period will terminate sooner if an early amortization event occurs in one of those monthly periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “The Notes—Principal Payments” in this prospectus.

An “early amortization event” will occur if:

•	the amount on deposit in the reserve account is less than the Specified Reserve Account Balance on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is greater than [ ] % of the initial aggregate receivables principal balance on [●] consecutive payment dates following the application of funds on such date;

•	an event of default occurs; or

•	a servicer replacement event occurs.

The occurrence of an early amortization event is not necessarily an event of default under the indenture.]

Priority of Payments

Priority of Payments During the Revolving Period

[During the revolving period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make the following deposits and distributions, to the extent of Available Funds then on deposit in the collection account with respect to the collection period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, to the servicer, the servicing fee and all prior unpaid servicing fees;

[second,] to the [Class A] noteholders, pro rata, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the respective note balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the [Class A] noteholders on the prior payment dates; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on prior payment dates over the amount, if any, of interest actually paid to the [Class A] noteholders on prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of [Class A] notes (to the extent permitted by law);

[third], to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on the prior payment dates, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amount, if any, of interest actually paid to the Class B noteholders on prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);

[fourth], to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on the prior payment dates, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amount, if any, of interest actually paid to the Class C noteholders on prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);

[fifth], to the noteholders of the Class D notes, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on the prior payment dates, and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amount, if any, of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate (to the extent permitted by law);

[sixth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate receivables principal balance,

[seventh], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes plus the Target Overcollateralization Amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

[ninth], to the indenture trustee, the owner trustee [and the asset representations reviewer], any accrued and unpaid fees (including any prior unpaid indenture trustee fees, owner trustee fees [or [annual][monthly] asset representations reviewer fees]) and any reasonable expenses (including indemnification amounts) not previously paid by the servicer; and

[tenth], any remaining funds will be distributed to the certificate distribution account for distribution to the certificateholders.

Amortization Period]

[During the amortization period,] On each payment date, except after acceleration of the notes after an event of default under the indenture, the indenture trustee will make the following deposits and distributions, to the extent of the Available Funds then on deposit in the collection account with respect to the collection period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, to the servicer, the servicing fee and all prior unpaid servicing fees with respect to prior periods;

second, to the Class A noteholders, pro rata based on the amount payable to each class of Class A notes, the accrued Class A note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on each class of the Class A notes at their respective interest rates on the respective note balances as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class A noteholders on prior payment dates; and (b) the excess, if any, of the amount of interest due and payable to the Class A noteholders on prior payment dates over the amounts actually paid to the Class A noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates on each class of the Class A notes (to the extent permitted by law);

third, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the First Allocation of Principal, if any;

fourth, to the Class B noteholders, the accrued Class B note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on the preceding payment date; and (b) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the interest rate on the Class B notes (to the extent permitted by law);

fifth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Second Allocation of Principal, if any;

sixth, to the Class C noteholders, the accrued Class C note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on the preceding payment date; and (b) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the interest rate on the Class C notes (to the extent permitted by law);

seventh, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Third Allocation of Principal, if any;

eighth, to the Class D noteholders, the accrued Class D note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D note balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on the preceding payment date; and (b) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the interest rate on the Class D notes (to the extent permitted by law);

ninth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Fourth Allocation of Principal, if any;

tenth, to the reserve account, any additional amount required to cause the amount on deposit in the reserve account to equal the Specified Reserve Account Balance;

eleventh, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Regular Principal Distribution Amount, if any;

twelfth, to the owner trustee, the issuer Delaware trustee, the indenture trustee and the asset representations reviewer, pro rata based on amounts due, accrued and unpaid fees, expenses and indemnification amounts due and owing under the servicing agreement, the trust agreement, [the asset representations review agreement] and the indenture, as applicable, which have not been previously paid; and

thirteenth, any remaining funds will be distributed to the certificateholders, pro rata based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

Upon and after any distribution to the certificate distribution account of any amounts, the noteholders will not have any rights in, or claims to, those amounts. Amounts on deposit in the certificate distribution account will be distributed on each payment date by the certificate paying agent to the certificateholders, ratably, based on the Percentage Interest of each certificateholder.

If the sum of the amounts required to be distributed pursuant to clauses first through ninth above exceeds the sum of Available Funds for that payment date, the indenture trustee will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds in the reserve account and the shortfall.

Overcollateralization

Overcollateralization is the amount by which the net pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the outstanding principal balance of the notes. Overcollateralization means there will be additional receivables generating Collections that will be available to cover losses on the receivables and shortfalls due to any low annual percentage rate receivables. The initial amount of overcollateralization will be approximately [●]% of the net pool balance as of the [initial] cut-off date.

This transaction is structured to make principal payments on the notes in an amount greater than the decrease in the net pool balance until a targeted level of overcollateralization is reached. After that point, principal payments on the notes will be made in an amount sufficient to maintain the targeted level of overcollateralization. The level of overcollateralization, as of each payment date, is required to increase to, and thereafter be maintained at, a target level equal to the greater of (a) [●]% of the net pool balance as of the last day of the related collection period and (b) [[●]% of the [sum of (i) the] net pool balance as of the [initial] cut-off date [plus (ii) each subsequent net pool balance, if any].

Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee, amounts required to be deposited in the reserve account and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “—Priority of Payments” above, to make principal payments on the notes outstanding to the extent necessary to reach the Target Overcollateralization Amount. Generally, excess interest provides a source of funds to absorb any losses on the receivables and reduce the likelihood of losses on the notes.

Optional Redemption

If the servicer (or its designee) exercises its optional clean-up call to purchase the assets of the issuing entity (other than the reserve account) on any payment date if both of the following conditions are satisfied: (a) as of the last day of the related collection period the then-outstanding net pool balance on that payment date has declined to [10]% or less of [the sum of (i)] the net pool balance as of the [initial] cut-off date [and (ii) each subsequent net pool balance, if any] and (b) the sum of the purchase price for the assets of the issuing entity and Available Funds for such payment date would be sufficient to pay (x) the amounts required to be paid under clauses first through ninth and eleventh in accordance with “—Priority of Payments” above (assuming that such payment date is not a redemption date) and (y) then-outstanding note balance as determined by the indenture trustee, then the outstanding notes will be redeemed in whole, but not in part, on the payment date on which the servicer, exercises this option. This option is described . The purchase price will be equal to the net pool balance as of the date of such purchase [plus accrued and unpaid interest on the receivables as of the last day of the collection period immediately preceding the redemption date].

It is expected that, at the time this clean-up call option becomes available to the servicer, only the [Class A-4 notes, Class B notes, Class C notes and Class D notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses first through ninth and eleventh set forth in “—Priority of Payments” above would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and on such payment date the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments.”

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee as described below under “—Servicing Compensation and Expenses”

Administrator	$[●] per annum, which is solely an expense of the servicer and will not be paid from available funds.

Indenture Trustee	$[●] per annum plus reasonable expenses**

Owner Trustee and Issuer Delaware Trustee	$[●] per annum plus reasonable expenses**

Asset Representations Reviewer	[●]**

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**	The servicer has the primary obligation to pay the fees and expenses of the indenture trustee, the issuer Delaware trustee, the owner and the asset representations reviewer.
***	The owner trustee will receive a fee for certain tax and accounting services provided on behalf of the issuing entity and the certificateholders, which fee could vary based on the number of certificateholders.

Hired Agency Fees

The sponsor will pay the hired agencies fees, which include initial fees in an amount equal to approximately $[●]and annual surveillance fees in an amount equal to approximately $[●]. None of these fees will be paid out of the Collections on the receivables. None of the hired agencies retain any risk of loss with respect to the receivables.

Indemnification of Indenture Trustee, the Owner Trustee and the Issuer Delaware Trustee

Under the indenture, the issuing entity will agree to cause the servicer to indemnify the indenture trustee for, and hold it harmless against, any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the administration of the trust or trusts thereunder or the performance of its duties as indenture trustee. However, the indenture trustee will not be indemnified by the administrator, the issuer, the depositor, or the servicer against any loss, liability or expense incurred by it or arising from (i) its own willful misconduct, negligence or bad faith, (ii) the inaccuracy of certain of the indenture trustee’s representations or warranties or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments.”

Under the trust agreement, the depositor will cause the servicer to indemnify the owner trustee and the issuer Delaware trustee from and against any and all loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee or issuer Delaware trustee, as applicable, in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, administration of the issuing entity property or the action or inaction of the owner trustee or issuer Delaware trustee. However, neither the depositor nor the servicer will be liable for or required to indemnify the owner trustee or issuer Delaware trustee, as applicable, from and against any of the foregoing expenses or indemnities arising or resulting from (i) the owner trustee’s or issuer Delaware trustee’s own willful misconduct, gross negligence or bad faith, (ii) the inaccuracy of certain of the owner trustee’s or issuer Delaware trustee’s representations and warranties, or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee or the issuer Delaware trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments.”

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [●]%; (2) one-twelfth; and (3) the net pool balance as of the first day of the related collection period (or, for the first payment date, as of the [initial] cut-off date). As additional compensation, the servicer will be entitled to retain all Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding that payment date, including funds, if any, deposited into the collection account from the reserve account. The servicer will pay all expenses (apart from certain expenses incurred in connection with liquidating a financed vehicle related to a receivable, including, without limitation, any auction, painting, repair or refurbishment expenses in respect of that financed vehicle) incurred by it in connection with its servicing activities including any fees and disbursements of sub-servicers to whom it has delegated servicing responsibilities, independent accountants, taxes imposed on the servicer and expenses incurred in connection with distributions and reports to noteholders and the certificateholder and any payments required by law to be remitted to the obligor. The servicer will have no responsibility, however, to pay any losses with respect to the receivables.

Modifications of Receivables and Extensions of Receivables Final Payment Dates

Pursuant to the servicing agreement, the servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. Subject to certain limitations set forth below, the servicer may grant extensions, deferrals, alterations, amendments, modifications or adjustments with respect to any receivable in accordance with its customary servicing practices; provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period preceding the final scheduled payment date for the latest maturing class of notes or (ii) reduces the contract rate or the outstanding principal balance with respect to any receivable, in either case, other than as required by applicable law (including, without limitation, by the Relief Act, as amended) or by court order or in connection with a settlement in the event a receivable becomes a Defaulted Receivable, it will promptly purchase such receivable; provided, further, that the servicer shall not make any modification described in the preceding proviso that would trigger a purchase pursuant to the above provisions for the sole purpose of enabling the servicer to purchase a receivable from the issuing entity. Notwithstanding anything in the preceding sentences of this paragraph to the contrary, the servicer may grant extensions, deferrals, alterations, amendments, modifications or adjustment to the terms of, or with respect to, any receivable, in accordance with its customary servicing practices only if at least one of the following conditions has been satisfied: (i) any amendment, modification, alteration or adjustment, individually and collectively with any other amendment, modification, alteration or adjustment proposed to be made with respect to the receivable, is ministerial in nature; (ii) any extension or deferral of a payment, including a “payment holiday” extension, (A) that is granted to an obligor in accordance with the servicer’s customary servicing practices and (B) in respect of which such extended or deferred payment (including any other payment extended or deferred pursuant to this provision) is required to be paid no later than the payment date that is more than fifty percent of the receivable’s total monthly payment dates on the date the receivable was originated after the original payment date of the first extended or deferred payment (exclusive of any extension or deferral in accordance with clause (iv) below but inclusive of any deferrals granted under the Pass-A-Payment program); (iii) in the case of an extension or deferral of a payment (A) that is granted to an obligor under the servicer’s Pass-A-Payment program in accordance with the servicer’s customary servicing practices, (B) where the obligor initiated the request for such extension or deferral of a payment and (C) that is only so extended or deferred after the obligor has made at least 12 consecutive, timely and full loan payments (for this purpose, an extended or deferred payment in connection with clause (iv) below is treated as a timely and full payment); (iv) in the case of any extension or deferral, (A)(i) the obligor’s address is within a geographic area determined by the President of the United States or the Governor of the applicable state to warrant individual, or individual and public, assistance from the federal government under the Robert T. Stafford Disaster Relief and Emergency Assistance Act or similar state law, as the case may be, or (ii) the obligor is a U.S. federal or state government employee that is furloughed on account of a government shutdown occurring as a result of a lapse in annual appropriations and (B) the number of monthly payments on such receivable that are extended or deferred pursuant to clause (iii)(A) may not exceed four monthly payments (exclusive of any extension, modification or deferral in accordance with clause (ii) and (iii) above); (v) any amendment, modification, alteration or adjustment where (A) the obligor is in payment default or (B) in the judgment of the servicer, in accordance with the servicer’s customary servicing practices, it is reasonably foreseeable that the obligor will default (it being understood that the servicer may proactively contact any obligor whom the servicer believes may be at higher risk of a payment default under the related receivable) and (C) the servicer believes that such amendment, modification, alteration or adjustment is appropriate or necessary to preserve the value of the receivable and to prevent the receivable from going into default (or, where the receivable is already in default, to prevent the receivable from becoming further impaired); or (vi) any other extension, deferral, amendment, modification, alteration or adjustment is (A) in accordance with the servicer’s customary servicing practices and (B) the servicer has delivered an opinion to the issuing entity, the indenture trustee and the owner trustee to the effect that such extension, deferral, amendment, modification, alteration or adjustment will not cause the issuing entity to be treated, for United Sates federal income tax purposes, as an association (or a publicly traded partnership) taxable as a corporation or as other than a fixed investment trust that is treated as a grantor trust of the type described in Treasury Regulation section 301.7701-4(c).

The servicer and its affiliates (each in its individual capacity and not on behalf of the issuing entity) may engage in any marketing practice or promotion or any sale of any products, good or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. The servicer will not be required to make any advances of funds or guarantees regarding Collections, cash flows or distributions. The servicer and its affiliates (each in its individual capacity and not on behalf of the issuing entity) may also sell insurance that provides for payment of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the financed vehicle.

The servicer may refinance any receivable by making a new loan to the related obligor and depositing the full amount financed of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity. The amount financed will be treated for all purposes, including for tax purposes, as a payoff of all amounts owed by the related obligor with respect to such receivable.

Nothing in the servicing agreement will prevent the servicer from implementing new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or from modifying its standards, policies and procedures as long as, in each case, those programs or modifications (i) would be consistent with its customary servicing practices and (ii) would not cause the issuing entity to be treated, for United States federal income tax purposes, as an association (or a publicly traded partnership) taxable as a corporation or as other than a fixed investment trust described in Treasury Regulation section 301.7701-4(c) that is treated as a grantor trust under subpart E, Part I of subchapter J of the Code.

Servicer Replacement Events

The following events constitute “servicer replacement events” under the servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered to the indenture trustee or the owner trustee for deposit into the collection account any payment required to be so delivered by the servicer under the terms of the servicing agreement, which failure continues unremedied for a period of five (5) business days after discovery thereof by an officer of the servicer or receipt by an officer of the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders);

•	any failure by the servicer to duly observe or perform in any material respect any covenants or agreements of the servicer set forth in the servicing agreement, (other than a covenant or agreement pursuant to the FDIC Rule Covenant) which failure (i) materially and adversely affects the rights of the issuing entity or the noteholders or the certificateholders and (ii) continues unremedied for a period of ninety (90) days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders);

•	any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the servicing agreement (other than a covenant or agreement pursuant to the FDIC Rule Covenant) proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity, the noteholders or certificateholders, and which failure continues unremedied for ninety (90) days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders); and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) shall not create any presumptions that an event under the first three bullets above has occurred.

Notwithstanding the foregoing, (a) if any delay or failure of performance referred to in the first bullet above was caused by force majeure or other similar occurrence, the five (5) business day grace period will be extended for an additional sixty (60) calendar days and (b) if any delay or failure of performance referred to in the second or third bullet above was caused by force majeure or other similar occurrence, the ninety (90) day grace period will be extended for an additional sixty (60) calendar days.

Resignation, Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the indenture trustee or owner trustee, as applicable, acting at the direction of noteholders holding 66 2⁄3% of the outstanding principal amount of the controlling class (or, if no notes are outstanding, the Majority Certificateholders), will terminate all of the rights and obligations of the servicer with respect to the receivables. The indenture trustee or owner trustee, as applicable, will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator, the certificateholders and the noteholders. Any successor servicer must be an established institution having a net worth of not less than $100,000,000 and whose regular business includes the servicing of comparable motor vehicle receivables having an aggregate outstanding principal amount of not less than $50,000,000.

The servicer may not resign from its servicing obligations and duties except upon determination that the performance of its duties under the servicing agreement is no longer permissible under applicable law. No servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties and provided in writing the information reasonably requested by the depositor to comply with the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer of its responsibility with respect to its duties, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables, the indenture trustee will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In an insolvency or similar proceeding for the servicer, a bankruptcy trustee, conservator, receiver or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer. All reasonable costs and expenses incurred in connection with transferring the receivable files to the successor servicer and all other reasonable costs and expenses incurred in connection with the transfer to the successor servicer related to the performance by the servicer hereunder will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. No amounts have been set aside by the issuing entity for a servicing transfer.

Waiver of Past Servicer Replacement Events

The noteholders of a majority of the note balance of the controlling class (or, if no notes are outstanding, the Majority Certificateholders) may waive any servicer replacement event.

Evidence as to Compliance

The servicing agreement provides that a registered public accounting firm (who may also render other services to the servicer or its affiliates) will annually furnish to the issuing entity, with a copy to the indenture trustee, an attestation report.

The servicing agreement will also provide for delivery on or before March 30 of each calendar year, beginning [                    ] [●]. 20[●], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 CFR 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•	the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•	a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity, the indenture trustee and the owner trustee notice of any servicer replacement events under the servicing agreement.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We will file a copy of the actual indenture with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

Material Covenants

The indenture provides that the issuing entity will not, among other things:

•	except as expressly permitted by the indenture, the sale agreement, the servicing agreement, the trust agreement, the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity or engage in any other activities other than financing, acquiring, owning, pledging and managing the receivables and other collateral;

•	claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under that indenture except as may be expressly permitted thereby;

•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof;

•	permit the lien of the indenture to not constitute a valid first priority security interest (except certain permitted encumbrances) in the collateral; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

Noteholder Communication; List of Noteholders

Investors may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The depositor will disclose in each Form 10-D information regarding any request received during the related collection period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, which states that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. Huntington and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

With respect to the notes of the issuing entity, three or more holders of the notes or one or more holders of such notes evidencing not less than [25]% of the aggregate outstanding note balance of the notes may, by written request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under the notes.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will deliver to each noteholder, not later than the latest date permitted by law, such information as may be required by law to enable such holder to prepare its federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all of the notes.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent or is otherwise incapable of acting. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, a majority of the outstanding note balance of the controlling class may remove the indenture trustee without cause by giving 30 days’ prior written notice to the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee for the issuing entity and payment of all fees, indemnities and expenses owed to the outgoing indenture trustee.

Events of Default

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the controlling class when the same becomes due and payable, and that default continues for a period of five business days or more;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed by these five bullet points or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes of the controlling class;

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes of the controlling class; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of one hundred twenty (120) days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, generally will be limited to amounts available to make such payments in accordance with the “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments.” Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee may, or if directed by the holders of a majority of the controlling class will declare the notes to be immediately due and payable. Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated, and all interest on and principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default is unremedied, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity property, exercise remedies as a secured party, elect to maintain the receivables and other issuing entity property and continue to apply the proceeds from the receivables and other issuing entity property in the manner set forth below under “—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” below or sell the receivables and the other issuing entity property. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables or may elect to have the issuing entity maintain possession of the receivables and apply Collections as received. However, the indenture trustee is prohibited from selling the receivables following an event of default and acceleration of the notes unless:

•	the holders of 100% of the aggregate outstanding principal amount of the notes consent to a sale;

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on all outstanding notes at the date of such sale; or

•	the event of default either relates to the failure to pay interest or principal when due (a “payment default”) and the indenture trustee determines that the Collections on the receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those obligations had not been declared due and payable or relates to the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity, and in each case, the indenture trustee obtains the consent of the holders of 66 2⁄3% of the outstanding principal amount of the notes of the controlling class.

In addition, if the event of default does not relate to a payment default or insolvency of the issuing entity, the indenture trustee is prohibited from selling the receivables and the other issuing entity property unless the holders of all outstanding notes consent to a sale or the proceeds of a sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes.

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders, unless the noteholders have offered to the indenture trustee reasonable security or indemnity satisfactory to the indenture trustee, in its sole discretion, against the reasonable costs, expenses, disbursements, advances and liabilities which might be incurred by it, its agents and its counsel in complying with such request or direction. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of not less than a majority of the aggregate outstanding principal amount of the controlling class will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee, and the holders of not less than a majority of the aggregate outstanding principal amount of the controlling class may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the noteholders of all of the outstanding notes or a default arising from certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity.

Priority of Payments Will Change Upon Events of Default that Result in Acceleration

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, and upon the liquidation of the receivables after any event of default, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made from all funds available to the issuing entity in the following order of priority:

(1) first, to the indenture trustee, the owner trustee[, the issuer Delaware trustee] [and the asset representations reviewer], pro rata based on amounts due, any accrued and unpaid fees, reasonable expenses and indemnification amounts permitted under the transaction documents; provided that aggregate expenses payable to the indenture trustee, the owner trustee, the issuer Delaware trustee [and the asset representations reviewer] pursuant to this clause shall be limited to [●] per annum in the aggregate;

(2) second, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods;

(3) third, to the Class A noteholders, pro rata, the Class A accrued note interest;

(4) fourth, if an event of default has occurred that arises from (a) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (b) a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date or (c) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Class A-1 noteholders in respect of principal thereon, until the Class A-1 notes have been paid in full;

•	to the Class A-2[-A noteholders and the Class A-2-B] noteholders, the Class A-3 noteholders and the Class A-4 noteholders in respect of principal thereon, pro rata based on the outstanding principal amount of each remaining class of Class A notes, until all classes of the Class A notes have been paid in full;

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class B noteholders in respect of principal thereon, until the Class B notes have been paid in full;

•	to the Class C noteholders, the accrued Class C note interest;

•	to the Class C noteholders in respect of principal thereon, until the Class C notes have been paid in full;

•	to the Class D noteholders, the accrued Class D note interest;

•	to the Class D noteholders in respect of principal thereon, until the Class D notes have been paid in full;

(5) fifth, if an event of default has occurred that arises from any event other than those events described above in clause fourth, in the following order of priority:

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class C noteholders, the accrued Class C note interest;

•	to the Class D noteholders, the accrued Class D note interest;

•	to the Class A-1 noteholders in respect of principal thereon, until the Class A-1 notes have been paid in full;

•	to the Class A-2[-A noteholders and the Class A-2-B] noteholders, the Class A-3 noteholders and the Class A-4 noteholders in respect of principal thereon, pro rata based on the outstanding principal amount of each remaining class of Class A notes, until all classes of the Class A notes have been paid in full;

•	to the Class B noteholders in respect of principal thereon, until the Class B notes have been paid in full;

•	to the Class C noteholders in respect of principal thereon, until the Class C notes have been paid in full;

•	to the Class D noteholders in respect of principal thereon, until the Class D notes have been paid in full;

(6) sixth, to the indenture trustee, [the issuer Delaware trustee, ]the owner trustee [and the asset representations review], pro rata based on amounts due, any accrued and unpaid fees, reasonable expenses and indemnity payments which have not been previously paid; and

(7) seventh, any remaining funds to the certificateholders, pro rata based on the percentage interest of each holder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth in this prospectus under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Priority of Payments” above, until a liquidation, if any, of the receivables and the other issuing entity property.

Amendment Provisions

The indenture may be modified as follows:

The issuing entity and, when authorized by an issuing entity order, the indenture trustee may, with prior notice from the issuing entity to each hired agency, enter into supplemental indentures, without obtaining the consent of the noteholders or any other person, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of those noteholders; provided that (1) the issuing entity delivers to the indenture trustee an opinion of counsel or an officer’s certificate to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders or (2) the Rating Agency Condition is satisfied with respect to such amendment and the issuing entity so notifies the indenture trustee in writing.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may also with prior notice from the issuing entity to each hired agency and with the consent of the noteholders of not less than a majority of the note balance of the controlling class, enter into supplemental indentures for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require the consent of the holders of 100% of the aggregate outstanding principal balance of each outstanding note affected thereby:

•	changes the coin or currency in which, any note or any interest thereon is payable, reduces the interest rate or principal balance of any note, delays the final scheduled payment date of any note or changes the redemption price of any note;

•	reduces the percentage of the note balance, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•	modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, the depositor, the servicer or the administrator or an affiliate of any of them;

•	reduces the percentage of the note balance, the consent of the holders of which is required to direct the indenture trustee to direct the issuing entity to sell or liquidate the issuing entity property if the proceeds of the sale would be insufficient to pay the principal balance of and accrued but unpaid interest on the outstanding notes;

•	modifies any amendment provision requiring noteholder consent in any respect materially adverse to the interest of the noteholders;

•	permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminate the lien of the indenture on any property at any time or deprive the holder of any note of the security afforded by the lien of the indenture; or

•	impairs the right of the noteholders to institute suit for the enforcement of principal and interest payment on the notes that such noteholders own.

No amendment or supplemental indenture will be effective which materially and adversely affects the rights, protections or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

[Notwithstanding the above, if any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, and the issuing entity determines that an amendment to the FDIC provisions of the indenture is necessary or desirable, then the issuing entity and the indenture trustee or the owner trustee, as applicable, will be authorized and entitled to amend the relevant provisions in accordance with such FDIC Rule amendment or guidance; provided that the issuing entity delivers to the indenture trustee or the owner trustee, as applicable, an opinion of counsel to the effect that such amendment is required to remain in compliance with the FDIC Rule.]

Additionally, the trust agreement, the administration agreement, the transfer agreements and the servicing agreement may only be amended by the parties thereto if (i) the Majority Certificateholders consent to such amendment or (ii) such amendment will not, as evidenced by an officer’s certificate of the appropriate party or an opinion of counsel delivered to the indenture trustee and/or the owner trustee, as applicable, materially and adversely affect the interests of the certificateholders. None of the transfer agreements, the trust agreement, the administration agreement or the servicing agreement may be amended, for purposes of classifying the issuing entity as a grantor trust under the Code, in a way that (1) would result in a variation of the investment of the beneficial owners of the certificates for purposes of the United States Treasury Regulation section 301.7701-4(c) without the consent of noteholders evidencing at least a majority of the note balance of the controlling class and the Majority

Certificateholders, or (2) cause the issuing entity (or any part thereof) to be classified as other than a grantor trust under Subpart E, Part I of subchapter J of the Code without the consent of all of the noteholders and all of the Certificateholders.

FDIC Rule Covenant

The FDIC Rule imposes a number of requirements on an issuing entity, the depositor, any other intermediate entity that may be a transferee, the sponsor and the servicer, and each such party will agree to facilitate compliance with these requirements by complying with its obligations in the FDIC Rule Covenant. See “Material Legal Aspects of the Receivables — FDIC Rule” in this prospectus. The indenture will contain an FDIC Rule Covenant, which will require, among other things, that:

(1) payment of principal and interest on the securitization obligations must be primarily based on the performance of the financial assets transferred to the issuing entity;

(2) information describing the financial assets, obligations, capital structure, compensation of the relevant parties and historical performance data must be made available to the investors, including (i) information about the obligations and securitized financial assets in compliance with Regulation AB, (ii) information about the transaction structure, performance of the obligations, priority of payments, subordination features, representations and warranties regarding the financial assets, remedies, liquidity facilities, credit enhancement, waterfall triggers or priority of payment reversal features and policies governing delinquencies, servicer advances, loss mitigation and write-offs, (iii) information with respect to the credit performance of the obligations and financial assets on an ongoing basis, and (iv) the compensation paid to the originator, sponsor, rating agency, third-party advisor, broker and servicer and changes to such amounts paid, and the extent to which the risk of loss is retained by any of them;

(3) the sponsor must retain an economic interest in a material portion (not less than five percent) of the credit risk of the financial assets, which threshold may be adjusted to comply with Section 941(b) of the Dodd-Frank Act when the final rule enacting such section becomes effective;

(4) the obligations in the securitization cannot be predominantly sold to an affiliate (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor or to an affiliated broker-dealer who purchased such obligations with a view to promptly resell such obligations to persons or entities that are neither affiliates (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor) nor insiders of the sponsor in the ordinary course of such broker-dealers business) or insider of the sponsor;

(5) the sponsor must identify in its financial asset data bases and otherwise account for the financial assets transferred as specified by the FDIC Rule; and

(6) if the sponsor is acting as servicer, custodian or paying agent, the sponsor must not commingle Collections for more than two business days. See “Material Legal Aspects of the Receivables — FDIC Rule” in this prospectus.

Each noteholder and each certificateholder, by accepting a note or certificate, as applicable, will acknowledge and agree that the purpose of the FDIC Rule Covenant is to facilitate compliance with the FDIC Rule by Huntington, the depositor and the issuing entity, and that the provisions set forth in the FDIC Rule Covenant will have the effect and meanings that are appropriate under the FDIC Rule as such meanings change over time on the basis of evolving interpretations of the FDIC Rule.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by Huntington to the depositor, and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title act as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the servicing agreement the servicer has been appointed by the issuing entity and indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will be designated to maintain possession of the original retail installment contracts and/or installment loans relating to the receivables (such original contracts, “chattel paper”). While the original contracts giving rise to the receivables will not be marked to indicate the ownership interest thereof by the issuing entity, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by Huntington to the depositor, the transfer and assignment of the receivables by the depositor to the issuing entity and the pledge of the receivables by the issuing entity to the indenture trustee will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (or received a pledge of) the receivables in the ordinary course of its business and took possession of the original contracts in tangible form giving rise to the receivables, the purchaser (or pledge) would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for value and without knowledge that the purchase (or pledge) violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•	any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment.

None of Huntington, the depositor or the issuing entity are obligated to give the obligors notice of the assignment of any of the receivables; consequently, the issuing entity and the indenture trustee will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

Huntington typically takes physical possession of the signed original retail installment sales contracts and installment loans to assure that it has priority in its rights under the receivables against the dealers and their respective creditors. Under the Uniform Commercial Code, a purchaser of chattel paper who takes physical possession of the chattel paper will have priority over a purchaser who, like the issuing entity, perfected its interest in the chattel paper by filing a UCC-1 financing statement. If a retail installment sales contract or installment loan is amended and Huntington (as custodian of the receivables) does not or is unable to take physical possession of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the issuing entity’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sales contracts and/or installment loans such as the receivables evidence the purchase or refinancing of automobiles, light-duty trucks and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the financed vehicles under the applicable Uniform Commercial Code. The receivables are “tangible chattel paper” as defined in the Uniform Commercial Code. Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In most states, a security interest in an automobile, a light-duty truck and/or another type of motor vehicle is perfected by noting the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form which may also be held by third-party servicers. In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party servicer. Huntington will represent and warrant under transaction documents that each receivable is secured by a first priority perfected security interest in the financed vehicle or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle. If Huntington fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor received possession of the financed vehicle, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivables becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity and the indenture trustee, if any, would be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. Huntington, as originator, will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, the originator will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the transfer agreements described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Sale and Assignment of Receivables and Related Security Interests” are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because the security interest of the issuing entity could be released without the issuing entity’s consent, another person could obtain a security interest in the applicable financed vehicle that is higher in priority than the interest of the issuing entity or the issuing entity’s status as a secured creditor could be challenged in the event of a bankruptcy proceeding involving the obligor.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the originator has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states require surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle receivables, Huntington takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the servicing agreement, the servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. Each of the originator and the depositor will represent in the applicable transfer agreement that, as of the initial issuing of the notes, no liens exist with respect to any financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the closing date would not give rise to Huntington’s repurchase obligations under the receivable sales agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sales contract and/or installment loan has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless that means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). In some states, after the financed vehicle has been repossessed, the obligor may reinstate the related receivable by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act, state adoptions of the National Consumer Act and of the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and their affiliates and non-depository institutions offering financial products and services to consumers, including indirect automobile financing. Huntington is subject to regulations and supervision by the CFPB. The CFPB has issued public guidance regarding compliance with the fair lending requirements of the Equal Credit Opportunity Act, and its implementing regulations, concerning retail contracts where the dealer charged the consumer an interest rate that is higher than the rate the finance company approved for the consumer. This increased rate is typically called a “dealer markup.” The CFPB has been conducting fair lending examinations of automobile lenders and their dealer markup and compensation policies. In addition, we understand that the CFPB has also been conducting investigations concerning certain other automobile lending practices, including insurance and other add-on products. If any of these practices were found to violate the Equal Credit Opportunity Act or other laws, the originator could be obligated to repurchase from the issuing entity any receivable that fails to comply with law. In addition, we, the originator or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect such issuing entity. For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the notes, see “Risk Factors—Failure to comply with consumer protection laws may result in losses on your notes” in this prospectus.

Huntington periodically performs reviews of its lending policies and analyzes both dealer-specific and portfolio-wide loan pricing data for potential disparities under guidance issued by the CFPB resulting from dealer discretionary pricing. Huntington has, and may periodically enhance its compliance program or engage in remuneration, including reducing the interest rates on and making lump-sum cash payments to obligors of certain affected automobile loans, on the basis of sampling. If Huntington, as servicer, were to voluntarily reduce the interest rate on any automobile loan, it may be required under the transaction documents to repurchase the affected receivables; however, under some circumstances the servicer would not be required under the transaction documents to repurchase the affected receivables. See “The Transfer Agreements, The Servicing Agreement and The Administration Agreement—Modifications of Receivables and Extensions of Receivables Final Payment Dates” in this prospectus for a discussion of the purchase obligations of the servicer.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires that all sellers of used vehicles prepare, complete and display a “Buyers’ Guide” which explains the warranty coverage for such vehicles. The federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for or may be subject to claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the sellers in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the sellers. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. Liability of assignees for claims under state consumer protection laws may differ though.

The receivables, as retail installment sale contracts or as installment loans originated through a dealer pursuant to a business arrangement between the originator and the dealer, will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle.

As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. Huntington will represent in receivables sale agreement that each of the receivables complied with all material requirements of applicable laws and the regulations issued pursuant thereto.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Repurchase Obligation

Huntington will represent and warrant in the receivables sale agreement that each receivable complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder. If any representation and warranty proves to be incorrect with respect to any receivable has certain material and adverse effects and is not timely cured, Huntington will be required under the receivables sale agreement to repurchase the affected receivables. Huntington is subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of Huntington’s representations or warranties.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, as amended (the “Relief Act”), a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after origination of the receivable) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. In addition, military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Relief Act imposes limitations that would impair the ability of the servicer to foreclose on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional one year period thereafter. Also, the laws of some states impose similar limitations during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Certain Matters Relating to Bankruptcy

The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law so long as the depositor is solvent and does not reasonably foresee becoming insolvent. There can be no assurance, however, that the depositor will not become insolvent and file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future. See “Risk Factors—A depositor bankruptcy could delay or limit payments to you.”

Certain Matters Relating to Insolvency

If Huntington were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the Federal Deposit Insurance Corporation (the “FDIC”) could be appointed receiver or conservator of Huntington. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the power to repudiate any contract to which Huntington was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of Huntington’s affairs. Among the contracts that might be repudiated are the receivables sale agreement, the servicing agreement, the asset representations review agreement and the administration agreement.

Also, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect Huntington’s rights under those contracts without the FDIC’s consent, for 90 days after the receiver is appointed or 45 days after the conservator is appointed, as applicable. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of Huntington. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate Huntington’s obligations as servicer or administrator and any ongoing repurchase, purchase or indemnity obligations under the receivables sale agreement and the servicing agreement but would not empower the FDIC to repudiate transfers of receivables made under the receivables sale agreement prior to the appointment of the receiver or conservator. However, if those transfers were not respected as legal true sales, then the depositor, as purchaser under the receivables sale agreement would be treated as having made a loan to Huntington, secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described further below) to the lenders.

FDIC Rule

The FDIC has adopted a regulation entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator (and references in this section to the FDIC are in its capacity as such). To qualify for a safe harbor, the securitization or participation must satisfy the requirements specified for that type of transaction. If one or more of the requirements specified in the safe harbor are not met, the FDIC’s powers would not be limited by the FDIC Rule. The relevant safe harbor for this securitization will be either the safe harbor for securitizations that do not satisfy the requirements for sale accounting treatment or the safe harbor for securitizations that satisfy the requirements for sale accounting treatment. The discussion of the FDIC Rule in this prospectus is limited to those two safe harbors.

The requirements imposed by the FDIC Rule include provisions that are required to be contained in the documentation for the securitization. These provisions limit the structural features of the transaction in specified ways, impose obligations on one or more of the trust, the depositor and any other intermediate entities that may be a transferee (which entities are jointly considered to be the “issuing entity” for purposes of the FDIC Rule), require the servicer and the sponsor to make specified disclosures, provide ongoing reporting on specified items and define specified aspects of the relationships among the parties. In order to satisfy the requirements of the FDIC Rule to include these provisions in the documentation, the indenture will contain a covenant (the “FDIC Rule Covenant”) that contains the requisite provisions and that obligates the “issuing entity” to perform each of the specified obligations, other than those obligations that are specifically assigned exclusively to the servicer or the sponsor. See “The Indenture — FDIC Rule Covenant” in this prospectus. The receivables sale agreement, the sale agreement, the servicing agreement and the indenture will obligate the originator, the depositor, the sponsor and the servicer to perform its specified functions under the FDIC Rule Covenant. The failure of the issuing entity to perform its obligations under the FDIC Rule Covenant will not constitute an event of default, nor will the failure of the servicer to perform its obligations under the FDIC Rule Covenant constitute a servicer replacement event. However, the noteholders, the certificateholders and the indenture trustee will retain the right to exercise any other remedies permitted by the indenture or applicable law in respect of these breaches.

If the FDIC is appointed as conservator or receiver for an insured depository institution that has effected a securitization that is covered by the FDIC Rule, but for which accounting sale treatment does not apply, there are several possible series of events that could occur. The FDIC will succeed to the obligations of the insured depository institution, whether as servicer, sponsor or otherwise. If the FDIC becomes the servicer or otherwise controls distributions of collections, the FDIC would have the choice of whether or not to pay or apply collections from the financial assets in accordance with the applicable securitization documents. If the FDIC chooses not to pay or apply the collections, it will be in monetary default, and the indenture trustee at the direction of the holders of at least a majority of the outstanding note balance of the controlling class, the servicer or the Majority Certificateholders will be entitled to deliver a notice and other information required by the FDIC Rule to the FDIC requesting the exercise of contractual rights under the transaction documents because of the FDIC’s monetary default. Upon delivery of such notice, the indenture trustee or the owner trustee, as applicable, may exercise any contractual rights such party may have in accordance with the transaction documents and the FDIC Rule. In exercising such contractual rights, the indenture trustee will act at the written direction of the holders of at least a majority of the outstanding note balance of the controlling class and the owner trustee will act at the written direction of the majority certificateholders. If the FDIC does not cure the monetary default within ten business days, then the FDIC will have been deemed to have consented to the exercise of those contractual rights. However, the FDIC, as receiver or conservator, is not required to take any action under the FDIC Rule after a monetary default other than providing consents, waivers and execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights.

Another series of events could occur if, following an insolvency, the FDIC seeks to exercise its power to repudiate contracts in connection with a transaction for which the safe harbor applicable to transactions which do not satisfy the requirements for accounting sale treatment applies. The FDIC Rule gives the FDIC the choice, following repudiation, either to pay damages within ten business days or to permit the exercise of contractual rights as described in the preceding paragraph. If the FDIC elects to pay damages, it is obligated to pay noteholders an amount equal to the par value of the notes outstanding on the date the FDIC is appointed as conservator or receiver of the insured depository institution, less any payments of principal received by the noteholders prior to and through the date of repudiation, plus unpaid, accrued interest through the date of repudiation in accordance with the transaction documents to the extent of collections actually received through the date of repudiation. If the damages paid by the FDIC do not include interest from the date of repudiation to the date of payment, the indenture will provide that the indenture trustee should apply Available Funds from the reserve account and the collection account to pay such shortfall. However, upon payment of these damages, the FDIC Rule provides that “all liens or claims on the financial assets created pursuant to the securitization documents shall be released.” If the FDIC were to assert successfully that the lien of the indenture trustee on the reserve account and the collection account were released and the assets in those accounts were transferred to the FDIC, then noteholders would not receive interest from the date of repudiation to the date of payment. To the extent that the certificates constitute “obligations” within the meaning of the FDIC Rule, the owner trustee (based on written instructions setting forth the damages calculation provided by the majority certificateholders) will notify the indenture trustee and the FDIC of the damages due to the certificateholders.

Damages paid by the FDIC will be distributed to noteholders and, if applicable, to certificateholders on the earlier of (1) the next payment date on which such damages could be distributed and (2) the earliest practicable date that the indenture trustee could declare a special payment date, subject to applicable provisions of the indenture, applicable law and the procedures of any applicable clearing agency. The indenture trustee will be authorized and instructed to maintain possession and control of any reserve account, the collection account and all amounts on deposit therein. If the date on which damages are to be distributed to noteholders and, if applicable, to certificateholders is not a regular payment date, then the amount of interest payable to the noteholders will be prorated to such date, as provided in the indenture. Subject to the risk noted above that the FDIC may attempt to assert that the amounts in any reserve account or collection account must be released to the FDIC, the indenture trustee will use amounts on deposit in any reserve account and the collection account, in addition to the amounts paid by the FDIC, to pay amounts owing to noteholders. Any damages with respect to the certificates paid by the FDIC following repudiation will be distributed by the owner trustee to the certificateholders on a pro rata basis.

If the safe harbor applicable to transactions that satisfy the requirements for accounting sale treatment under generally accepted accounting principles applies to a transaction, the FDIC as, receiver or conservator, could not exercise its statutory authority to disaffirm or repudiate contracts, reclaim, recover or recharacterize as property of the sponsor or the receivership the transferred financial assets. However, the FDIC could challenge whether the transaction satisfied the requirements for accounting sale treatment or whether the transaction satisfied the requirements of a safe harbor under the FDIC Rule. In a transaction structured to comply with the FDIC Rule, the transfers by Huntington of the receivables and the issuance by each issuing entity of the notes are intended to satisfy all the applicable requirements of the FDIC Rule safe harbor applicable to securitizations that do not satisfy the requirements for sale accounting treatment, and the issuing entity will state in the indenture its belief that those requirements will have been met. As the FDIC Rule is untested regulatory safe harbor, its interpretation remains uncertain. If any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, as a result of which the issuing entity determines that an amendment to the FDIC Rule Covenant is necessary or desirable, then the issuing entity and the indenture trustee will be authorized to amend the FDIC Rule Covenant in accordance with such FDIC Rule amendment or guidance without noteholder or certificateholder consent.

One of the requirements imposed by the FDIC Rule is a “risk retention” requirement. Huntington intends to satisfy this risk retention requirement for this transaction to comply with the FDIC Rule by [selecting a representative sample of the receivables in an amount equal to five percent of the pool of receivables sold to the issuing entity][retaining an “eligible vertical interest” in an amount equal to at least 5% of all notes and certificates], as described in “The Sponsor—Credit Risk Retention.” [Upon the December 24, 2016 effective date of the final rule promulgated under Section 15G of the Securities Exchange Act, the FDIC Rule Covenant allows the sponsor to adjust the amount of credit risk that it retains for purposes of the FDIC Rule, the method by which such credit risk is retained or the restrictions applicable to the credit risk retained for purposes of the FDIC Rule, to the greatest extent elected by Huntington, so long as Huntington’s retention is in compliance with the regulations required under

Section 15G. Huntington must also give notice to the noteholders and the certificateholders within a reasonable time after Huntington changes the amount or the terms under which credit risk is retained, and the parties to the indenture are entitled to amend the FDIC Rule Covenant to comply with the regulation’s minimum requirements without noteholder and certificateholder consent.

In addition to structuring the transaction to comply with the FDIC Rule, we will structure the transfer of receivables under the receivables sale agreement between Huntington and the depositor with the intent that it would be characterized as a legal true sale. If the transfer is so characterized, then the FDIC likely would not be able to recover the transferred receivables using its repudiation power even if the transaction does not satisfy all of the terms of the FDIC Rule. However, complying with the FDIC Rule would provide additional assurance that the FDIC would not seek to recover the transferred receivables using its repudiation power, as well as providing additional assurance that any automatic stay that could be imposed if Huntington were in receivership or conservatorship would not interfere with servicing of the receivables and contractual payments relating to the notes and the certificates.

If the FDIC were to successfully assert that the transaction described in this prospectus did not comply with the FDIC Rule and that the transfer of receivables under the receivables sale agreement was not a legal true sale, then the depositor would be treated as having made a loan to Huntington, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages,” but the term does not include damages for lost profits or opportunity.

Absent the application of a safe harbor under the FDIC Rule, the staff of the FDIC takes the position that upon repudiation damages would not include accrued and unpaid interest through the date of actual repudiation, so the issuing entity would have a claim for interest only through the date of the appointment of the FDIC as conservator or receiver. Since the FDIC may delay repudiation for up to 180 days following that appointment, the issuing entity may not have a claim for interest accrued during this 180 day period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the “actual direct compensatory damages” in the circumstances described above, the amount of damages could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the related securities and the interest accrued thereon and unpaid to the date of payment.

Regardless of whether the FDIC Rule applies or the transfer under the receivables sale agreement is respected as a legal true sale, as conservator or receiver for Huntington the FDIC could:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Huntington; or

•	repudiate without compensation Huntington’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of a servicing agreement, prevent any of the indenture trustee or the securityholders from appointing a successor servicer; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

If the FDIC, as conservator or receiver for Huntington, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes and the certificates could be delayed or reduced. See “Risk Factors—FDIC receivership or conservatorship of Huntington could result in delays in payments or losses on your notes” in this prospectus.

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions became effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including Bancshares, the depositor or a particular issuing entity, or their respective creditors.

Potential Applicability to Bancshares, the depositor and issuing entities. There is uncertainty about which companies could be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and a liquidation of such company pursuant to OLA would mitigate these adverse effects. Because Huntington is an insured depository institution, it would not be subject to OLA, but Bancshares would be subject to OLA.

Under certain circumstances, the depositor or issuing entity could also potentially be subject to the provisions of OLA as a “covered subsidiary” of Bancshares. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of Bancshares (1) the FDIC would have to be appointed as receiver for Bancshares under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the depositor or the issuing entity, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of Bancshares.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of Banchshares or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to the depositor, or the issuing entity, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of the depositor or the issuing entity under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which the depositor or the issuing entity was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the relevant entity’s affairs. In January 2011, the Acting General Counsel of the FDIC (the “Acting General Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include the depositor or the issuing entity, cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act (which, among other things, grants the FDIC, as receiver, the power to repudiate certain contracts), if the FDIC were to become receiver for a covered financial company, which could include the depositor or the issuing entity, the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although the Acting General Counsel’s advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving the depositor or the issuing entity are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under each transfer agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, Huntington believes that the FDIC would not be able to recover the receivables transferred under each transfer agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the receivables sale agreement would be treated as having made a loan to Huntington, and the issuing entity under the receivable sale agreement would be treated as having made a loan to the depositor, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If the depositor were placed in receivership under OLA, the FDIC could assert that the depositor effectively still owned the transferred receivables because the transfers by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the transfer agreements are respected as legal true sales, as receiver for the depositor or the issuing entity, the FDIC could:

•	require the issuing entity, as assignee of Huntington and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables; or

•	if the FDIC were appointed receiver of the issuing entity under OLA, it could require the indenture trustee or the owner trustee to go through an administrative claims procedure to establish its right to payments on the notes or certificates; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the depositor or the issuing entity.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which the depositor or the issuing entity that is subject to OLA is a party, or to obtain possession of or exercise control over any property of the depositor or the issuing entity or affect any contractual rights of the depositor or the issuing entity that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” under the Bankruptcy Code.

If the FDIC, as receiver for the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity could be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If the depositor or the issuing entity or any of their respective affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by the depositor or the issuing entity or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against the depositor and the issuing entity as provided in the applicable transfer agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●] of] [Rule [●] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Requirements for Certain European Regulated Investors and Affiliates

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as “institutions”) regulated in European Union (EU) member states and in other countries in the European Economic Area (“EEA”) and by certain affiliates of those institutions. Articles 404-410 of CRR are supplemented by regulatory technical standards contained in Commission Delegated Regulation (EU) No. 625/2014 of March 13, 2014 and by implementing technical standards contained in Commission Implementing Regulation (EU) No. 602/2014 of June 4, 2014, which provide greater detail on the interpretation and implementation of those Articles. CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 requires an institution not to invest in any securitization position (as defined in CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain a material net economic interest of not less than 5 percent in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the regulated institution must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406. Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Risk retention and due diligence requirements similar to those in CRR Articles 405 and 406 apply to alternative investment fund managers that are required to become authorized under EU Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”), pursuant to Article 17 of the AIFMD and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD, and to insurance and reinsurance companies subject to regulation under EU Directive 2009/138/EC, as amended (“Solvency II”) pursuant to Article 135(2) of Solvency II and Articles 254-257 of Commission Delegated Regulation (EU) 2015/35 supplementing Solvency II. Similar requirements are expected to apply in the future to other types of EEA-regulated institutional investors such as undertakings for collective investments in transferrable securities (UCITS) funds. All such existing and similar requirements together are referred to in this prospectus as the “EU Retention Rules.” The EU Retention Rules, when implemented, may apply to investments in securities already issued, including the notes offered by this prospectus. The EU Retention Rules for different types of regulated investors are not identical to those in CRR Articles 405 and 406, and, in particular, additional due diligence obligations apply to alternative investment fund managers and to insurance and reinsurance companies.

On September 30, 2015, the European Commission published a legislative proposal for an EU regulatory framework for securitization that, if finalized and adopted as proposed, would repeal the current EU Retention Rules and replace them with a single regime that would apply to the various types of regulated institutional investors. Until the proposed regulatory framework is considered and adopted by the European Parliament and Council, it is not possible to tell what effect it might have in relation to investments in the notes offered by this prospectus. Prospective investors are themselves responsible for monitoring and assessing any changes to the EU Retention Rules.

None of the sponsor, the depositor or any of their respective affiliates is obligated to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of any EU Retention Rules.

Failure by an investor or investment manager to comply with any applicable EU Retention Rules with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. EU Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable EU Retention Rules or other applicable regulations and the suitability of the notes for investment.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, Special Tax Counsel for the issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by the issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	investors in pass-through entities.

This information is directed to prospective purchasers that are unrelated to the issuing entity (or a holder of a certificate) who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. We suggest that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

In connection with the offering of the notes, Mayer Brown LLP, special tax counsel to the depositor, has rendered its opinion that, for United States federal income tax purposes, the issuing entity will not be classified as an association or publicly traded partnership (“PTP”) taxable as a corporation, and the notes (other than notes, if any, beneficially held by the issuing entity or a person that beneficially owns more than 99% of the issuing entity for United States federal income tax purposes) will be treated as indebtedness. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel to the depositor will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The discussion below assumes the characterizations provided in these opinions are correct.

A “U.S. Person” or “United States Person” means a beneficial owner of notes that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any State, or the District of Columbia, (iii) a trust that is subject to the primary supervision of a court within the United States and the substantial decisions of which are controlled by one or more U.S. Persons or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. A “Foreign Person” means any person other than a U.S. Person or entity or arrangement treated as a partnership.

If an entity or arrangement that is classified as a partnership for United States federal income tax purposes holds a note, the tax treatment of persons treated as its partners for United Sates federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding a note through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors.

Characterization of the Issuing Entity and the Notes

At closing the parties will treat the issuing entity as a grantor trust under subpart E, Part I of subchapter J of the Code or similar provisions of state or local law pursuant to which treatment the certificates will represent a pro rata undivided interest in the income and assets of the issuing entity. If the IRS were to contend successfully that the issuing entity is not properly classified as a grantor trust, then it likely would be treated as a business entity classified pursuant to Treasury Regulations § 301.7701-2 or a nominee or agent for each beneficial owner of a certificate (creating a co-ownership arrangement if there is more than one beneficial owner of the certificates). If the issuing entity is treated as a business entity and there is more than one beneficial owner of the certificates, it would be a partnership and, to the extent the issuing entity failed to meet certain qualifying income tests, possibly a PTP taxable as a corporation. Although Special Tax Counsel is providing an opinion to the effect that for United States federal income tax purposes the issuing entity will not be classified as an association or a PTP taxable as a corporation, if the issuing entity were treated as a PTP taxable as a corporation, the issuing entity would be subject to corporate federal income tax on its taxable income, reducing the amount available for distribution to the holders of the notes.

Treatment of the issuing entity as a partnership that is not a PTP taxable as a corporation also could adversely affect holders of the notes. If the issuing entity were to be treated as a partnership for United States federal income tax purposes and the partners in such partnership included foreign persons, the IRS might assert that the issuing entity should have been withholding tax on amounts allocated to such foreign persons, and if successful, the issuing entity would be liable for such tax, and may additionally owe penalties and interest, which could adversely affect the issuing entity, the issuing entity’s ability to perform its obligations under the transaction documents, and the holders of the notes. In addition, under new audit rules for partnerships, scheduled to become effective for tax years beginning in 2018, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members unless an entity elects otherwise. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections.

Prospective investors should consult with their own tax advisors with regard to the consequences to them of each possible alternative tax characterization of the issuing entity in view of their particular circumstances. The remainder of the discussion below assumes that the issuing entity is treated as a grantor trust for United States federal income tax purposes.

The issuing entity and each noteholder agree to treat the notes (other than notes, if any, beneficially held by the issuing entity or a person that beneficially owns more than 99% of the issuing entity for United States federal income tax purposes) for United States federal income tax purposes as indebtedness. However, it is possible that the IRS may assert that the notes are not properly characterized as indebtedness for United States federal income tax purposes. If any notes were not characterized as debt for United States federal income tax purposes, the issuing entity may be recharacterized as a partnership and the holders of the recharacterized notes would be treated as partners in the issuing entity. In general, a partnership is not subject to United States federal income tax, rather, the partners are required separately to take into account their allocable share of the income, gains, losses, deductions and credits of the partnership. The allocation of these items could result in the holders of the recharacterized notes receiving income in timing and amounts different than expected and could result in the imposition of United States withholding tax on amounts allocated to foreign persons holding recharacterized notes or cause such foreign persons to be deemed to be engaged in a United States trade or business. Further, in the case where certain notes are recharacterized and certain notes are not recharacterized, a tax-exempt U.S. Person of a recharacterized note could be treated as receiving unrelated business taxable income from the issuing entity.

Prospective investors should consult with their own tax advisors with regard to the consequences to them of each possible alternative tax characterization of the notes and the consequences of holding the notes in view of their particular circumstances. The remainder of the discussion below assumes that the notes will be characterized as indebtedness for United States federal income tax purposes.

Certain Tax Considerations of Holding the Notes

Treatment of Stated Interest and Original Issue Discount. Stated interest on a note will be taxable to a U.S. noteholder as ordinary income when received or accrued in accordance with the U.S. noteholder’s regular method of tax accounting.

If the stated redemption price at maturity (generally equal to the principal amount as of the original issuance plus all interest other than “unqualified stated interest payments” payable prior to or at maturity) of any note exceeds the issue price (as defined below) of the note by more than a de minimis amount (0.25% of the remaining weighted average maturity of the note at the time such note is acquired multiplied by the stated redemption price at maturity) the excess will constitute original issue discount (“OID”) for United States federal income tax purposes. A note’s “issue price” will generally be the first price at which a substantial amount of the notes are sold (excluding sales to bond houses, brokers, or similar persons acting as underwriters, placement agents, or wholesalers) for money.

If the notes are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, a U.S. Person must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and Treasury Regulations could be adopted changing the application of these provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such Treasury Regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such Treasury Regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Persons regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Maturity And Prepayment Considerations” in this prospectus. Accordingly, U.S. Persons are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

It is possible that certain notes will be treated as “Short-Term Notes”, which have a fixed maturity date not more than one year from the issue date. A holder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the note is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the note in gross income upon a sale or exchange of the note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under Treasury Regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

Special considerations apply to any U.S. Person that also beneficially owns certificates. A beneficial owner of a certificate will generally be treated as the owner of a pro rata undivided interest in the assets of the issuing entity and as the obligor of a pro rata portion of the obligations of the issuing entity. Consequently, a certificateholder would generally be treated as paying its pro rata share of each interest payment on the notes (i.e., the portion of each interest payment that corresponds to the certificateholder’s percentage interest in the issuing entity). If the U.S. Person also beneficially owns certificates, it is likely that the pro rata portion of such interest received on the notes by the U.S. Person that the U.S. Person would otherwise be treated as paying in its capacity as a certificateholder will be disregarded for United States federal income tax purposes and not treated as received. Under such treatment, the U.S. Person would not include in income the portion of the interest on such notes that would otherwise be treated as paid by the U.S. Person, but the remainder of interest received on the note would be unaffected by the U.S. Person’s position as a certificateholder. U.S. Persons that are certificateholders should consult their tax advisors concerning the treatment of interest on their notes that is attributable to their certificates.

Disposition of Notes. If a U.S. Person sells a note, the noteholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular noteholder will equal the noteholder’s cost for the note, increased by any OID previously included by the noteholder in income from the note and decreased by any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Net Investment Income Tax. Certain non-corporate U.S. Persons will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, original issue discount, and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. Persons should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and the amount of interest withheld for United States federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the issuing entity, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number, and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability. Noteholders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Because the depositor will treat the issuing entity as a grantor trust and all notes as indebtedness for United States federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative characterizations of the issuing entity.

Tax Consequences to Foreign Persons. If interest paid to or accrued by a Foreign Person is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person, subject to the below discussion regarding FATCA (defined below), interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, as long as the Foreign Person:

•	is not actually or constructively a “10 percent shareholder” of the issuing entity or a holder of certificates, or a “controlled foreign corporation” with respect to which the issuing entity or a holder of certificates is a “related person” within the meaning of the Code;

•	is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

•	the interest is not contingent interest described in Section 871(h)(4) of the Code; and

•	provides an appropriate statement on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, signed under penalties of perjury, certifying that the beneficial owner of the note is a Foreign Person and providing that Foreign Person’s name and address. If the information provided in this statement changes, the Foreign Person must so inform the issuing entity within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to United States federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Foreign Persons should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person; and

•	in the case of a foreign individual, the Foreign Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Foreign Person is effectively connected with the conduct of a trade or business in the United States by the Foreign Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on the interest, gain, or income at regular federal income tax rates. In addition, if the Foreign Person is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance Act. Pursuant to the Sections 1471 through 1474 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder (“FATCA”), a U.S. withholding tax at the rate of 30% is imposed on payments of interest, or, on or after January 1, 2019, on gross proceeds from the sale or other taxable disposition of the notes, made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on the notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. Foreign Persons and U.S. Persons holding notes through a non-U.S. intermediary should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the notes.

Tax Regulations for Related-Party Note Acquisitions. The United States Treasury and the IRS recently issued Treasury Regulations that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for United States federal income tax purposes during periods in which the note is held by an applicable related party (generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under The Treasury Regulations, it is expected that any notes treated as stock under these rules would be automatically converted back to debt when acquired by a beneficial owner that is not an applicable related party, although the application of the Treasury Regulations in this regard are not entirely clear. In the event that such conversion into a debt instrument is not automatic and the determination of debt-equity status would need to be conducted at such time, it is possible that such instrument could constitute equity in the issuing entity for United States federal income tax purposes (in regard to notes recharacterized as equity see discussion above). In the event that such conversion results in a debt instrument, the tax treatment of such a note may not be entirely clear and may have tax characteristics differing from notes of the same class that were not previously held by a related party. Treasury Regulations are complex and we urge you to consult your tax advisors regarding the possible effects of the new rules.

STATE AND LOCAL TAX CONSEQUENCES

The discussion above does not address the tax treatment of the issuing entity or holders, or the tax consequences of purchase, ownership or disposition of the notes under any state or local tax law. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such state, and/or require that a holder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Investors should consult their tax advisors regarding state and local tax consequences.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired by pension, profit-sharing or other employee benefit plans, subject to the fiduciary responsibility provisions of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as individual retirement accounts, Keogh plans and other plans covered by Section 4975 of the Code and entities deemed to hold “plan assets” of any of the foregoing (each a “benefit plan”). Section 406 of ERISA and Section 4975 of the Code prohibit a benefit plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such benefit plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the benefit plan. In addition, Title I of ERISA also requires fiduciaries of a benefit plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a benefit plan that purchased notes if assets of the issuing entity were deemed to be assets of the benefit plan. Under a regulation issued by the United States Department of Labor, as modified by Section 3(42) of ERISA (the “regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan for the purposes of ERISA and the Code only if the benefit plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the regulation were applicable. An equity interest is defined under the regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features as of any date of determination. Although there is little guidance on the subject, assuming the notes constitute debt for local law purposes, the depositor believes that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the regulation. This determination is based in part upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the notes for ERISA purposes could change if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of notes.

However, without regard to whether the notes are treated as an equity interest for purposes of the regulation, the acquisition or holding of the notes by, or on behalf of, a benefit plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, an originator, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the offered notes by a benefit plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, (as amended), regarding transactions effected by “in-house asset managers”; PTCE 95-60 (as amended), regarding investments by insurance company general accounts; PTCE 91-38 (as amended), regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14 (as amended), regarding transactions effected by “qualified professional asset managers”. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest or disqualified person to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes and prospective purchasers that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to Title I of ERISA and are also not subject to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, local or other laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above and may include other limitations on permissible investments. Accordingly, fiduciaries of governmental and church plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the offered notes, as well as general fiduciary considerations.

By acquiring a note (or any interest therein), each purchaser or transferee (and any fiduciary acting on behalf of a purchaser or transferee is, or is using the assets of, an employee benefit plan or other retirement account, its fiduciary) will be deemed to represent and warrant that either (a) it is not acquiring the offered notes (or any interest therein) on behalf of or with the assets of a benefit plan or any governmental plan, non-U.S. plan or church plan or any other employee benefit plan or retirement arrangement that is subject to any applicable law that is substantially similar to the fiduciary provisions of ERISA or Section 4975 of the Code (“similar law”) or (b) (i) such notes are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating agency at the time of purchase or transfer and (ii) its acquisition, holding and disposition of the notes (or any interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any similar law.

Neither the issuing entity, the servicer, the administrator nor any of their respective affiliates, agents or employees will act as a fiduciary to any employee benefit plan or other retirement account with respect to the decision to invest in the notes. Each fiduciary or other person with investment responsibilities over the assets of an employee benefit plan or other retirement account considering an investment in the notes must carefully consider the above factors before making an investment. Fiduciaries of employee benefit plans and other retirement accounts considering the purchase of notes should consult their legal advisors regarding whether the assets of the issuing entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the notes, the depositor has agreed to sell and the underwriters has agreed to purchase the principal amount of the notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriters	Class A-1 Notes			Class A-2[-A] Notes			[Class A-2-B Notes]			Class A-3 Notes			Class A-4 Notes			Class B Notes			Class C Notes			Class D Notes			Total
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]

Total	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed		Reallowance Discount Not to Exceed
Class A-1 Notes	[●	]%	[●	]%
Class A-2[-A] Notes	[●	]%	[●	]%
[Class A-2-B Notes]	[●	]%	[●	]%
Class A-3 Notes	[●	]%	[●	]%
Class A-4 Notes	[●	]%	[●	]%
Class B Notes	[●	]%	[●	]%
Class C Notes	[●	]%	[●	]%
Class D Notes	[●	]%	[●	]%

If all of the classes of notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

There currently is no secondary market for any class of notes and there is no assurance that one will develop. The underwriters expect, but will not be obligated, to make a market in each class of notes. There is no assurance that a market for the notes will develop, or if one does develop, that it will continue or that it will provide sufficient liquidity.

The depositor and Huntington have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize the prices of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the notes in accordance with Regulation M under the Securities

Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is expected that delivery of the notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Securities Exchange Act generally requires trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than three business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, Huntington, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

[In the ordinary course of its business one or more of the underwriters and affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.] [One of the underwriters is an affiliate of the sponsor.] [An affiliate of one of the underwriters is the owner trustee.] [An affiliate of another underwriter is the indenture trustee.]

[As discussed under “Use of Proceeds” above, the depositor or its affiliates will apply all or a portion of the net proceeds of this offering to the repayment of debt, including warehouse debt secured by the receivables prior to their transfer to the issuing entity. One or more of the underwriters and the indenture trustee and/or their respective affiliates, or entities for which their respective affiliates act as administrator and/or provide liquidity lines, will receive a portion of the proceeds as a repayment of such debt.]

The indenture trustee, at the direction of the servicer, on behalf of the issuing entity, may from time to time invest the funds in accounts and eligible investments acquired from the underwriters or their affiliates.

The notes are new issues of securities with no established trading market. The underwriters tell us that they intend to make a market in the notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the notes.

The depositor will receive aggregate proceeds of approximately $[●] from the sale of the notes (representing approximately [●]% of the initial note balance of the notes) after paying the aggregate underwriting discount of $[●] on the notes. Additional offering expenses are estimated to be $[●].

[Certain of the notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and Huntington that:

•	it will not offer or sell any notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•	it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has further severally, but not jointly, represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Relevant Member State, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State, it has not made and will not make an offer of notes to the public in that Relevant Member State other than to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided that no such offer of notes shall require the issuing entity, the depositor or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by Huntington, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences and costs of integrating new businesses and technologies, many of which are beyond the control of Huntington, the issuing entity or the depositor. Forward-

looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. Huntington, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Huntington, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including federal income tax matters, will be passed upon for the servicer and the depositor by [●]. [●] has from time to time represented Huntington and its affiliates in other transactions. Certain legal matters for the underwriters will be passed upon by [●]. [●] from time to time renders legal services to Huntington and certain of its affiliates with respect to other matters.

GLOSSARY

“Available Funds” means, for any payment date and the related collection period, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such collection period, (ii) the sum of the repurchase prices deposited in the collection account with respect to each receivable that will be purchased by the depositor or servicer on that payment date, (iii) any amounts in the reserve account in excess of the Specified Reserve Account Balance on that payment date and (iv) the optional purchase price deposited into the collection account in connection with the exercise of the optional purchase.

“certificate distribution account” means the account designated as such, established and maintained pursuant to the indenture.

“certificateholder” means any holder of a certificate.

“collection period” means the period commencing on the first day of each calendar month and ending on the last day of that calendar month (or, in the case of the initial collection period, the period commencing on the close of business on the cut-off date and ending on [                    ] [●], 20[●]). As used in this prospectus, the “related” collection period with respect to a payment date will be deemed to be the collection period which precedes that payment date.

“Collections” means, with respect to any receivable and to the extent received by the servicer after the cut-off date, the sum of (i) any monthly payment by or on behalf of the obligor under that receivable or any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of that receivable, (ii) any full or partial prepayment of that receivable and (iii) all Liquidation Proceeds; provided, however, that the term Collections in no event will include (1) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on a prior payment date, (2) any Supplemental Servicing Fees or (3) premiums with respect to any insurance policy, rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by or is not included in the outstanding principal balance of, such receivable.

“controlling class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding, and thereafter the Class C notes as long as any Class C notes are outstanding and thereafter the Class D notes as long as any Class D notes are outstanding (excluding, in each case, notes held by the servicer, the administrator, the issuing entity, any certificateholder or any of their respective affiliates).

“cut-off date” means close of business on [●], 20[●].

“Defaulted Receivable” means a receivable (other than a repurchased receivable) that the servicer has charged off in accordance with its customary servicing practices.

[“early amortization event” has the meaning set forth in “The Transfer Agreements, the Security Agreement and the Servicing Agreements—The Revolving Period.”]

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Rule Covenant” has the meaning set forth in “Material Legal Aspects of the Receivables — FDIC Rule” in this prospectus.

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the [sum of (i) the] net pool balance as of the last day of the related collection period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period]; provided, however, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

“Fourth Allocation of Principal” means, for any Payment Date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes, the Class B notes, the Class C notes and the Class D notes minus the sum of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal for that payment date as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b) the [sum of (i) the] net pool balance as of the last day of the related collection period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period]; provided, however, that the Fourth Allocation of Principal on and after the final scheduled payment date for the Class D notes shall not be less than the amount that is necessary to reduce the note balance of the Class D notes to zero (after the application of the First Allocation of Principal, Second Allocation of Principal and Third Allocation of Principal).

“Liquidation Expenses” means, in the case of each of clauses (a) through (c) of the definition of “Liquidation Proceeds,” any expenses (including without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the obligor.

“Liquidation Proceeds” means, with respect to any receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle, a deficiency balance recovered from the related obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on that receivable other than any monthly payments by or on behalf of the obligor thereunder or any full or partial prepayment of such receivable net of Liquidation Expenses; provided, however, that the repurchase price for any receivable purchased by Huntington will not constitute Liquidation Proceeds.

“Majority Certificateholders” means Certificateholders holding in the aggregate more than 50% of the Percentage Interests.

“Non-U.S. Person” means any person that is not a U.S. Person.

“Percentage Interest” means, with respect to a certificate, the individual percentage interest of such certificate, which shall be specified on the face thereof and which shall represent the percentage of certain distributions of the issuing entity beneficially owned by the related certificateholder. The sum of the Percentage Interests for all of the certificates shall be 100%.

“Rating Agency Condition” means, with respect to any event or circumstance and each hired agency, either (a) written confirmation (which may be in the form of a letter, press release or other publication, or a change in such aired agency’s published ratings criteria to this effect) by such hired agency that the occurrence of such event or circumstance will not cause it to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such hired agency shall have been given notice of such event or circumstance at least ten days prior to the occurrence of such event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such hired agency shall not have issued any written notice that the occurrence of such event or circumstance will cause it to downgrade, qualify or withdraw its rating assigned to the notes.

[“Receivables Purchase Price” means, with respect to subsequent receivables purchased on a funding date, [●]% of the subsequent net pool balance of such subsequent receivables (provided, however, that the Receivables Purchase Price on the final funding date may be adjusted as agreed to by the depositor and the issuing entity to be less than [●]% for the purpose of using all funds remaining on deposit in the pre-funding account to purchase subsequent receivables).]

“Regular Principal Distribution Amount” means, for any payment date, an amount not less than zero equal to the excess of (a) the excess of (A) the sum of the aggregate note balance of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (B) the net pool balance as of the end of the related collection period minus the Target Overcollateralization Amount over (b) the sum of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal for that payment date; provided, however, that the Regular Principal Distribution Amount on and after the final scheduled payment date for any class of notes will not be less than the amount that is necessary to reduce the note balance of that class to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal).

[“revolving period” has the meaning set forth in “Summary—The Revolving Period.” The revolving period may not be longer than three years from the date of an issuance of a series of notes.

“Second Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on such payment date) minus the First Allocation of Principal for that payment date over (b) the [sum of (i) the] net pool balance as of the last day of the related collection period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period]; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the note balance of the Class B notes to zero (after the application of the First Allocation of Principal).

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges, (iv) prepayment fees and (v) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

“Target Overcollateralization Amount” means, for any payment date, [●]% of the [sum of (i) the] net pool balance as of the [initial] cut-off date [and (ii) each subsequent net pool balance, if any].

[“Target Reinvestment Amount” means, as of any payment date during the revolving period, the excess, if any, of the aggregate principal balance of the notes as of the preceding payment date or the closing date, as applicable, plus the Target Overcollateralization Amount over the aggregate receivables principal balance as of the last day of the collection period related to the then current payment date.]

“Third Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes, the Class B notes and the Class C notes minus the sum of the First Allocation of Principal and Second Allocation of Principal for that payment date as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b) the [sum of (i) the] net pool balance as of the last day of the related collection period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related collection period]; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for the Class C notes will not be less than the amount that is necessary to reduce the note balance of the Class C notes to zero (after the application of the First Allocation of Principal and Second Allocation of Principal).

INDEX OF PRINCIPAL TERMS

[initial] cut-off date	11
60 Day Delinquent Receivables	83
AAA	86
ABS	63
ABS Tables	63
Acting General Counsel	119
administration agreement	81
administrator	6, 40
amortization period	13
Assessment of Compliance	99
asset representations review agreement	50
asset representations reviewer	6
Attestation Report	100
Available Funds	133
Bancshares	45
Bankruptcy Code	114
business day	78
Cede	2
certificate distribution account	133
certificateholder	133
certificates	7
CFPB	22, 45
chattel paper	108
Class A notes	7
Class A-2 notes	7
clean-up call	9
Clearstream	74
closing date	7
collection period	133
Collections	133
controlling class	7
Controlling Class	133
Cut-off Date	133
Defaulted Receivable	133
Delinquency Percentage	83
DelinquencyTrigger	83
depositor	6, 44
Dodd-Frank Act	21, 118
DTC	2, 73
early amortization event	133
Eligibility Representations	82
Euroclear	74
event of default	10, 102
excess interest	17
FATCA	127
FDIC	24, 114, 133
FDIC Rule	17, 24, 115
FDIC Rule Covenant	115, 133
Federal Reserve Board	45
final scheduled payment date	79
financed vehicles	11
First Allocation of Principal	133
fixed rate notes	7
floating rate notes	7

Foreign Person	123
Fourth Allocation of Principal	134
FTC Rule	112
funding date	13
HDC Rule	113
hired agencies	18
Holder-in-Due-Course	113
Huntington	6
Huntington	2
indenture	81
indenture trustee	6, 43
Instituting Noteholders	83
Investment Company Act	18, 120
investors	73
issuer Delaware trustee	6
issuing entity	6
issuing entity property	11
LIBOR	77
LIBOR Determination Date	78
Liquidation Expenses	134
Liquidation Proceeds	134
London Business Day	78
Majority Certificateholders	134
net pool balance	9
Non-U.S. Person	134
Note Factor	76
Note Owner	73
Noteholder Direction	84
noteholders	78
notes	7
obligors	11
OCC	45
OID	124
OLA	118
originator	6, 46
owner trustee	6
PAP	49
payment date	7
payment default	103
Percentage Interest	134
Pool Factor	76
pre-funded amount	12, 89
pre-funding account	12
Prospectus Directive	132
Rating Agency Condition	134
receivables	10
receivables pool	11
Receivables Purchase Price	134
receivables sale agreement	81
record date	8, 73
Regular Principal Distribution Amount	135
Regulation RR	17, 46
Relief Act	31, 113
Retained Notes	131

I-1

Review Expenses	84
Review Satisfaction Date	83
revolving period	13, 135
sale agreement	81
SEC	2
Second Allocation of Principal	135
Securities Act	130
Securities Exchange Act	99
servicer	6, 49
servicer replacement events	98
servicing agreement	81
servicing fee	6, 96
specified reserve account balance	16
Specified Reserve Account Balance	89

sponsor	6
Sponsor	45
subsequent cut-off date	11
subsequent receivables	12
Supplemental Servicing Fees	135
Target Overcollateralization Amount	135
Target Reinvestment Amount	135
Third Allocation of Principal	135
transfer agreements	81
U.S. Person	123
United States Person	123
verification documents	82
weighted average life	64

I-2

STATIC POOL INFORMATION REGARDING CERTAIN PREVIOUS RECEIVABLES POOLS

APPENDIX A

[This Appendix A includes charts that reflect the static pool performance of all motor vehicle retail installment sale contracts and dealer assisted installment loans originated and serviced by Huntington by vintage origination year. We caution you that the receivables may not perform in a similar manner to the motor vehicle loans presented in Appendix A.

Appendix A includes the following summary information for vintage origination pools:

•	aggregate original and month-end (as of [●], 20[●]) principal balance;

•	original and month-end (as of [●], 20[●]) number of receivables;

•	average original and month-end (as of [●], 20[●]) principal balance;

•	weighted average original and month-end (as of [●], 20[●]) contract rate;

•	weighted average age as of [●], 20[●];

•	weighted average original term;

•	weighted average remaining term as of [●], 20[●];

•	weighted average FICO® score;

•	distribution of the pool of receivables by original contract rate range;

•	percentage of new financed vehicles;

•	percentage of used financed vehicles;

•	geographic distribution of the pool of receivables by highest concentration states;

•	monthly delinquency rates (30-59), (60-89), (90+);

•	monthly pool factor;

•	pool factor as of [●], 20[●];

•	prepayment speeds; and

•	cumulative net charge-offs with respect to each vintage quarter.]

[The information in Appendix A also will be presented in graphical format.]

Summary Characteristics of Originated Receivables

Origination Year
		[20[●]]			[20[●]]			[20[●]]			[20[●]]			[20[●]]			[20[●]]
Origination Characteristic	Aggregate Original Principal Balance	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	Original Number of Receivables		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	Average Original Principal Balance	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	Weighted Average Original Term(1)		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	Weighted Average Original Contract Rate(1)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
	Weighted Average FICO Score(1)(3)		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	% New Financed Vehicles(4)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
	% Used Financed Vehicles(4)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
As of [●][●], 20[●]	Aggregate Month-end Principal Balance	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	Month-end Number of Receivables		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	Average Month-end Principal Balance	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]
	Weighted Average Month-end Contract Rate(2)		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%
	Weighted Average Age(2)		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	Weighted Average Remaining Term(2)		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
	Pool Factor		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%		[●	]%

(1)	Weighted by original aggregate principal balance of the originated receivables in that origination year.
(2)	Weighted by current aggregate month-end principal balance of the originated receivables in that origination year.
(3)	Weighted average calculated excluding accounts for which no original FICO® score is available.
(4)	As a percentage of the original aggregate principal balance of the originated receivables in that origination year.

Original Contract Rate

(as a percentage of the aggregate original principal balance of the originated receivables in that origination year)

Origination Year
	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
Original Contract Rate (%)
Less than[ 4.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[4.00-4.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[4.50-4.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[5.00-5.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[5.50-5.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[6.00-6.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[6.50-6.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[7.00-7.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[7.50-7.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[8.00-8.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[8.50-8.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[9.00-9.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[9.50-10.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Greater than [10.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Original Contract Rate

(as a percentage of the original number of the receivables originated in that origination year)

Origination Year
	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
Original Contract Rate (%)
Less than[ 4.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[4.00-4.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[4.50-4.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[5.00-5.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[5.50-5.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[6.00-6.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[6.50-6.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[7.00-7.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[7.50-7.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[8.00-8.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[8.50-8.99]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[9.00-9.49]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
[9.50-10.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Greater than [10.00]	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

Geographic Distribution by Highest Concentration States

(as a percentage of the aggregate original principal balance of the receivables originated in that origination year)(1)

Origination Year
	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[2015]
States(2)
Ohio	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Kentucky	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Michigan	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Indiana	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
West Virginia	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Tennessee	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Pennsylvania	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Minnesota	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
Others(3)	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	May not add to 100.00% due to rounding.
(2)	Based on the billing addresses of the obligors.
(3)	Category includes states representing less than 5% of total original balances of the receivables in that origination year, by aggregate original principal balance.

Prepayment Speed Information

Prepayment Speeds (ABS)(1)

AGE (MONTHS SINCE END OF ORIGINATION	Origination Year
YEAR)	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
0	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
1	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
45	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
46	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
47	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
48	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
49	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
50	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	Data for periods after 50 months is not presented due to the relatively smaller size of the denominator. The ABS speed is a measurement of the non-scheduled amortization of the pool of receivables and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the balance of the pool of receivables, including prepayments and defaults, divided by the beginning of month receivables pool balance less any scheduled payments received. The scheduled principal is calculated assuming that the scheduled principal payment during the remaining term of each receivable is the scheduled principal payment determined at origination of that receivable and that the receivables have been aggregated into a single pool. The non-scheduled amortization is assumed to be the difference between the beginning receivables pool balance less the scheduled principal minus the actual ending receivables pool balance. The SMM is converted into the ABS speed by dividing (a) the SMM by (b) the sum of (i) one and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool at the first day of the applicable month minus the number of months since the first day of the applicable month.

Delinquency Experience

30-59 Day Delinquency Rates(1)(2)

AGE (MONTHS SINCE END OF ORIGINATION	Origination Year
YEAR)	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
0	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
1	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
45	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
46	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
47	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
48	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
49	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
50	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	Delinquency experience includes performance on FICO® scores lower than 660; Data for periods after 50 months is not presented due to the relatively smaller size of the denominator.
(2)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

60-89 Day Delinquency Rates(1)(2)

AGE (MONTHS SINCE END OF ORIGINATION YEAR)	Origination Year
	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
0	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
1	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
45	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
46	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
47	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
48	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
49	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
50	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	Delinquency experience includes performance on FICO® scores lower than 660; Data for periods after 50 months is not presented due to the relatively smaller size of the denominator.
(2)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

90+ Day Delinquency Rates(1)(2)

AGE (MONTHS SINCE END OF ORIGINATION	Origination Year
YEAR)	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
0	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
1	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
45	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
46	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
47	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
48	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
49	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
50	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	Delinquency experience includes performance on FICO® scores lower than 660; Data for periods after 50 months is not presented due to the relatively smaller size of the denominator.
(2)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

Cumulative Loss Experience – Total Portfolio

Cumulative Net Charge-Offs(1)(2)

AGE (MONTHS SINCE END OF ORIGINATION YEAR)	Origination Quarter
	2010				2011				2012				2013				2014				2015
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60

(1)	Cumulative net loss experience includes performance on FICO® scores lower than 660; Data for periods after 60 months is not presented due to the relatively smaller size of the denominator.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

Pool Factor

AGE (MONTHS SINCE END OF ORIGINATION	Origination Year
YEAR)	[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]		[20[●]]
0	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
1	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
45	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
46	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
47	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
48	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
49	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%
50	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%	[●	]%

(1)	Data for periods after 60 months is not presented due to the relatively smaller size of the denominator.

APPENDIX B

Characteristics of the Receivables

The retail installment sale contracts and/or installment loans in each of Huntington’s securitized portfolios consisted of receivables originated by Huntington in accordance with its customary servicing practices in effect at the time of origination in accordance with the underwriting procedures in effect at such time, and assigned to the applicable issuing entity on the applicable closing date. As of the relevant cut-off date, the retail installment sale contracts and/or installment loans in the securitized portfolios consisted of the characteristics provided below.

Original Pool Characteristics as of Cut-off Date

Loan Securitization Closing Date Cut-off Date	HUNT 20[●]-[●] [●], 20[●] [●], 20[●]			HUNT 20[●]-[●] 20[●]-[●] 20[●]-[●]			HUNT 20[●]-[●] 20[●]-[●] 20[●]-[●]			HUNT 20[●]-[●] 20[●]-[●] 20[●]-[●]
Number of Receivables		[●	]		[●	]		[●	]		[●	]
Aggregate Outstanding Principal
Balance	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Average	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Minimum	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Maximum	$	[●	]	$	[●	]	$	[●	]	$	[●	]
Percentage of New Vehicles		[●	]%		[●	]%		[●	]%		[●	]%
Percentage of Used Vehicles		[●	]%		[●	]%		[●	]%		[●	]%
APR
Weighted Average(1)		[●	]%		[●	]%		[●	]%		[●	]%
Minimum		[●	]%		[●	]%		[●	]%		[●	]%
Maximum		[●	]%		[●	]%		[●	]%		[●	]%
Original Term (Months)
Weighted Average(1)		[●	]		[●	]		[●	]		[●	]
Minimum		[●	]		[●	]		[●	]		[●	]
Maximum		[●	]		[●	]		[●	]		[●	]
Remaining Term (Months)
Weighted Average(1)(3)		[●	]		[●	]		[●	]		[●	]
Minimum		[●	]		[●	]		[●	]		[●	]
Maximum		[●	]		[●	]		[●	]		[●	]
FICO® Score(2)(3)
Weighted Average(1)		[●	]		[●	]		[●	]		[●	]
Minimum(3)(4)		[●	]		[●	]		[●	]		[●	]
Maximum(3)(4)		[●	]		[●	]		[●	]		[●	]

(1)	Weighted by outstanding principal balance as of the cut-off date.
(2)	FICO® is a federally registered trademark of Fair, Isaac & Company.
(3)	FICO® scores are calculated excluding accounts for which no FICO® score is available at the origination of the related receivable.
(4)	Less than 5% of the obligor FICO® scores (based on the aggregate outstanding principal balance of the receivables) exceeds the stated maximum and less than 5% of the obligor FICO® scores (based on the aggregate outstanding principal balance of the receivables) falls below the stated minimum. The range of FICO® scores represents approximately 90% of the aggregate outstanding principal balance as of origination.

[The information in Appendix B also will be presented in graphical format.]

Prepayment Speed Information

Set forth below is prepayment speed information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans. Prepayment speed information is present in the chart below for each series for as long as such series remains outstanding. For more information regarding prepayment, you should refer to “Maturity and Prepayment Considerations” in this prospectus.

HUNT 20[●]-[●] to HUNT 20[●]-[●](1)

Period	HUNT 20[●]-[●]		HUNT 20[●]-[●]		HUNT 20[●]-[●]		HUNT 20[●]-[●]
1	[●	]%	[●	]%	[●	]%	[●	]%
2	[●	]%	[●	]%	[●	]%	[●	]%
3	[●	]%	[●	]%	[●	]%	[●	]%
4	[●	]%	[●	]%	[●	]%	[●	]%
5	[●	]%	[●	]%	[●	]%	[●	]%
6	[●	]%	[●	]%	[●	]%	[●	]%
7	[●	]%	[●	]%	[●	]%	[●	]%
8	[●	]%	[●	]%	[●	]%	[●	]%
9	[●	]%	[●	]%	[●	]%	[●	]%
10	[●	]%	[●	]%	[●	]%	[●	]%
11	[●	]%	[●	]%	[●	]%	[●	]%
12	[●	]%	[●	]%	[●	]%	[●	]%
13	[●	]%	[●	]%	[●	]%	[●	]%
14	[●	]%	[●	]%	[●	]%	[●	]%
15	[●	]%	[●	]%	[●	]%	[●	]%
16	[●	]%	[●	]%	[●	]%	[●	]%
17	[●	]%	[●	]%	[●	]%	[●	]%
18	[●	]%	[●	]%	[●	]%	[●	]%
19	[●	]%	[●	]%	[●	]%	[●	]%
20	[●	]%	[●	]%	[●	]%	[●	]%
21	[●	]%	[●	]%	[●	]%	[●	]%
22	[●	]%	[●	]%	[●	]%	[●	]%
23	[●	]%	[●	]%	[●	]%	[●	]%
24	[●	]%	[●	]%	[●	]%	[●	]%
25	[●	]%	[●	]%	[●	]%	[●	]%
26	[●	]%	[●	]%	[●	]%	[●	]%
27	[●	]%	[●	]%	[●	]%	[●	]%
28	[●	]%	[●	]%	[●	]%	[●	]%
29	[●	]%	[●	]%	[●	]%	[●	]%
30	[●	]%	[●	]%	[●	]%	[●	]%
31	[●	]%	[●	]%	[●	]%	[●	]%
32	[●	]%	[●	]%	[●	]%	[●	]%
33	[●	]%	[●	]%	[●	]%	[●	]%
34	[●	]%	[●	]%	[●	]%	[●	]%
35	[●	]%	[●	]%	[●	]%	[●	]%
36	[●	]%	[●	]%	[●	]%	[●	]%
37	[●	]%	[●	]%	[●	]%	[●	]%
38	[●	]%	[●	]%	[●	]%	[●	]%
39	[●	]%	[●	]%	[●	]%	[●	]%
40	[●	]%	[●	]%	[●	]%	[●	]%
41	[●	]%	[●	]%	[●	]%	[●	]%
42	[●	]%	[●	]%	[●	]%	[●	]%
43	[●	]%	[●	]%	[●	]%	[●	]%
44	[●	]%	[●	]%	[●	]%	[●	]%

(1)	The “Prepayment Amount” is defined as the non-scheduled amortization of the pool of receivables for the applicable period. This includes voluntary prepayments, voluntary early payoffs, payments from third parties, repurchases, aggregate amount of defaulted receivables and servicer advances.

This prepayment amount is converted into a monthly Single Month Mortality Rate (“SMM”) expressed as a percentage which is the Prepayment Amount divided by the previous month’s actual month-end aggregate Net Pool Balance less the scheduled payments made during the month.

The “Prepayment Speeds” shown in the chart are derived by converting the SMM into the ABS Speed by dividing (a) the SMM by (b) the sum of (i) one and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average of the pool at the cut-off date plus the number of months since the cut-off date.

Delinquency Experience

Set forth below is delinquency information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT 20[●]-[●](1)

	Net Pool Balance			30-59 Days Delinquent			% of Ending Pool Balance		60-89 Days Delinquent			% of Ending Pool Balance
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%

(1)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

Credit Loss Experience

Set forth below is credit loss information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT 20[●]-[●]

Original Outstanding Principal Balance - $[●]

	Aggregate Outstanding Principal Balance on Charged-off Receivables			Recoveries(1)			Net Charge-off			Cumulative Net Losses(2) as % of Original Principal Balance
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%

(1)	Recoveries generally include the net amounts received with respect to a retail contract previously charged off.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

Delinquency Experience

Set forth below is delinquency information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT 20[●]-[●](1)

	Net Pool Balance			30-59 Days Delinquent			% of Ending Pool Balance		60-89 Days Delinquent			% of Ending Pool Balance
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%

(1)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

Credit Loss Experience

Set forth below is credit loss information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT 20[●]-[●]

Original Outstanding Principal Balance - $[●]

	Aggregate Outstanding Principal Balance on Charged-off Receivables			Recoveries(1)			Net Charge-off			Cumulative Net Losses(2) as % of Original Principal Balance
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%

(1)	Recoveries generally include the net amounts received with respect to a retail contract previously charged off.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

Delinquency Experience

Set forth below is delinquency information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT 20[●]-[●] (1)

	Net Pool Balance			30-59 Days Delinquent			% of Ending Pool Balance		60-89 Days Delinquent			% of Ending Pool Balance
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	[●	]%	$	[●	]	[●	]%

(1)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

Credit Loss Experience

Set forth below is credit loss information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT HUNT 20[●]-[●]

Original Outstanding Principal Balance - $[●]

	Aggregate Outstanding Principal Balance on Charged-off Receivables			Recoveries(1)			Net Charge-off			Cumulative Net Losses(2) as % of Original Principal Balance
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
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[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%
[●]	$	[●	]	$	[●	]	$	[●	]	[●	]%

(1)	Recoveries generally include the net amounts received with respect to a retail contract previously charged off.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

Delinquency Experience

Set forth below is delinquency information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT HUNT 20[●]-[●] (1)

	Net Pool Balance		30-59 Days Delinquent		% of Ending Pool Balance		60-89 Days Delinquent		% of Ending Pool Balance
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%
[●]	[●	]	[●	]	[●	]%	[●	]	[●	]%

(1)	Huntington does not consider an obligor to be delinquent if $21.00 or less (measured on a cumulative basis) of scheduled monthly payments have not been made by the date the payments are due under the related contract. Huntington measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

Credit Loss Experience

Set forth below is credit loss information relating to Huntington’s securitized portfolios of retail installment sale contracts and installment loans for new and used automobiles presented on a monthly basis.

HUNT HUNT 20[●]-[●]

Original Outstanding Principal Balance - $[●]

	Aggregate Outstanding Principal Balance on Charged-off Receivables		Recoveries(1)		Net Charge-off		Cumulative Net Losses(2) as % of Original Principal Balance
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]
[●]	[●	]	[●	]	[●	]	[●	]

(1)	Recoveries generally include the net amounts received with respect to a retail contract previously charged off.
(2)	Cumulative net losses generally represent the excess of (a) the aggregate outstanding principal balance of all defaulted receivables that became defaulted receivables during the period over (b) aggregate liquidation proceeds and recoveries for all defaulted receivables for that period.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus and the prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Huntington Auto Trust 20[●]-[[●]

Issuing Entity

Class A-1 Notes	$ [●]
Class A-2[-A] Notes	$ [●]
[Class A-2-B Notes]	$ [●]
Class A-3 Notes	$ [●]
Class A-4 Notes	$ [●]
Class B Notes	$ [●]
Class C Notes	$ [●]
Class D Notes	$ [●]

Huntington Funding, LLC

Depositor

The Huntington National Bank

Sponsor, Originator and Servicer

PROSPECTUS

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13.	Indemnification of Directors and Officers.

Huntington Funding, LLC

Huntington Funding, LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect that, subject to certain limited exceptions, it will indemnify its members, officers, directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of its members (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the members to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriters. The registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Indemnification

The registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such expense, liabilities or loss under the Delaware Limited Liability Company Act).

Item 14.	Exhibits.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index, which is incorporated herein by reference.

Item 15.	Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430D or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf or the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A):

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Franklin, the State of Ohio, on October 14, 2016.

HUNTINGTON FUNDING, LLC,
a Delaware limited liability company (Registrant)

By:	/s/ Mark N. DuHamel
	Name:	Mark N. DuHamel
	Title:	Chief Executive Officer, President and Treasurer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints F. Thomas Eck, IV and Matthew T. Alexander, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Mark N. DuHamel Mark N. DuHamel	Chief Executive Officer (Principal Executive Officer) and Director	October 14, 2016

/s/ Nancy E. Maloney Nancy E. Maloney	Vice President (Principal Financial Officer and Principal Accounting Officer)	October 14, 2016

/s/ Richard A. Cheap Richard A. Cheap	Director	October 14, 2016

/s/ Nicholas G. Stanutz Nicholas G. Stanutz	Director	October 14, 2016

/s/ Matthew T. Alexander Matthew T. Alexander	Vice President	October 14, 2016

/s/ F. Thomas Eck, IV F. Thomas Eck, IV	Secretary	October 14, 2016

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EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Second Amended and Restated Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality

8.1	Opinion of Mayer Brown LLP with respect to U.S. federal income tax matters

10.1	Form of Receivables Sale Agreement

10.2	Form of Sale Agreement

10.3	Form of Servicing Agreement

10.4	Form of Administration Agreement

10.5	Form of Amended and Restated Trust Agreement

10.6	Form of Asset Representations Review Agreement

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1*

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

102.1	Asset Data File**

103.1	Asset Related Documents**

106.1	Static Pool PDF**

*	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.
**	To be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation.